AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 1996
                                           REGISTRATION STATEMENT NO. 333-3419

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ------------------

                               AMENDMENT NO. 2
                                     TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                               ------------------

                        CAPITAL FACTORS HOLDING, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           FLORIDA                                6153                      65-0500757
(STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)

                               ------------------

                       1799 WEST OAKLAND PARK BOULEVARD
                        FORT LAUDERDALE, FLORIDA 33311
                                (954) 730-2900
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
           AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                                JOHN W. KIEFER
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        CAPITAL FACTORS HOLDING, INC.
                       1799 WEST OAKLAND PARK BOULEVARD
                        FORT LAUDERDALE, FLORIDA 33311
                                (954) 730-2900
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ------------------

                                 WITH COPIES TO:
        ROBERT L. GROSSMAN, ESQ.                    LEE MEYERSON, ESQ.
      GREENBERG, TRAURIG, HOFFMAN,              SIMPSON THACHER & BARTLETT
      LIPOFF, ROSEN & QUENTEL, P.A.                425 LEXINGTON AVENUE
          1221 BRICKELL AVENUE                   NEW YORK, NEW YORK 10017
          MIAMI, FLORIDA 33131                        (212) 425-2000
             (305) 579-0500

                               ------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                          CAPITAL FACTORS HOLDING, INC.

                              CROSS REFERENCE SHEET
               Furnished Pursuant to Item 501(b) of Regulation S-K

ITEM NUMBER AND CAPTION                                       LOCATION IN PROSPECTUS
- -----------------------                                       ----------------------
1.  Forepart of the Registration Statement and Outside Front
      Cover Page of Prospectus..............................   Facing Page of the Registration Statement; Cross
                                                                Reference Sheet; Outside Front Cover Page
2.  Inside Front and Outside Back Cover Pages
      of Prospectus.........................................   Inside Front Cover Page; Outside Back Cover Page
3.  Summary Information, Risk Factors and Ratio of Earnings
      to Fixed Charges......................................   Prospectus Summary; Risk Factors
4.  Use of Proceeds.........................................   Use of Proceeds
5.  Determination of Offering Price.........................   Underwriting
6.  Dilution................................................   Dilution
7.  Selling Security Holders................................   *
8.  Plan of Distribution....................................   Underwriting
9.  Description of Securities to be Registered..............   Description of Capital Stock; Dividend Policy
10. Interests of Named Experts and Counsel..................   *
11. Information with Respect to the Registrant..............   Prospectus Summary; Risk Factors; Management's
                                                                 Discussion and Analysis
                                                                 of Financial Condition and Results of Operations;
(a) Description of Business.................................   Business
(b) Description of Property.................................   Business
(c) Legal Proceedings.......................................   Business
(d) Market Price of and Dividends on the Registrant's Common   Prospectus Summary; Description of Capital Stock;
      Equity and Related Stockholder Matters................   Prospectus Summary; Description of Capital Stock;
                                                                  Dividend Policy; Shares Eligible for Future Sale
(e) Financial Statements....................................   Financial Statements
(f) Selected Consolidated Financial Data....................   Selected Consolidated Financial Data
(g) Supplementary Financial Information.....................   *
                                                               Management's Discussion and Analysis
(h) Management's Discussion and Analysis of Financial            of Financial Condition and Results
      Condition and Results of Operations...................   Management's Discussion and Analysis of Financial Condition
                                                                 and Results of Operations
(i) Changes in and Disagreements with Accountants on
      Accounting and Financial Disclosure...................   *
(j) Directors and Executive Officers........................   Management; Principal Shareholders
(k) Executive Compensation..................................   Management
(l) Security Ownership of Certain Beneficial Owners and
      Management............................................   Principal Shareholders
(m) Certain Relationships and Related Transactions..........   Management; Certain Transactions
12. Disclosure of Commission Position on Indemnification for
      Securities Act Liabilities............................   *

- -----------
* Not applicable or answer thereto is negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED JULY 5, 1996

                               2,000,000 SHARES

                         CAPITAL FACTORS HOLDING, INC.

                                 COMMON STOCK
                               -----------------
   All of the 2,000,000 shares of Common Stock offered hereby are being sold by Capital Factors Holding, Inc., a Florida corporation (the "Company"). All of the Common Stock of the Company is presently owned by Capital Bank, a Florida bank. Following this offering, Capital Bank will continue to beneficially own approximately 83% of the outstanding Common Stock (approximately 81% if the over-allotment option granted to the Underwriters is exercised in full).

   Prior to this offering, there has been no public trading market for the Common Stock and there can be no assurance that any active trading market will develop. It is currently anticipated that the public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

   The Company's Common Stock has been approved for listing on The Nasdaq National Market System ("Nasdaq") under the symbol "CAPF."

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK.
                               -----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

=========================================================
                 PRICE      UNDERWRITING    PROCEEDS TO
               TO PUBLIC    DISCOUNT(1)      COMPANY(2)
- ------------ ------------ ---------------  --------------
Per Share  .      $              $                $
Total(3)  ..    $               $                $
============ ============ ===============  ==============
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the offering payable by the Company
    estimated at $         .
(3) The Company has granted the Underwriters an option, exercisable from time to time within 30 days from the date hereof, to purchase up to 300,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $ , $ and $ , respectively. See "Underwriting."
                               -----------------
   The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions.
It is expected that delivery of certificates representing the shares of
Common Stock will be made against payment on or about         , 1996 at the
offices of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial
Center, New York, New York 10281.
- -----------------------------------------------------------------------------

                           OPPENHEIMER & CO., INC.

                The date of this Prospectus is         , 1996.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               -----------------

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. In addition, copies of the Registration Statement and related documents may be obtained through the Commission's Internet address at http://www.sec.gov.

                               -----------------

   The Company intends to furnish its shareholders with annual reports containing audited financial statements which have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                              PROSPECTUS SUMMARY

   THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION SET FORTH HEREIN (I) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, AND (II) GIVES EFFECT TO A 10,000-FOR-1 STOCK SPLIT EFFECTED ON JULY 1, 1996. REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" INCLUDE CAPITAL FACTORS HOLDING, INC. ("HOLDING"), AND ITS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING CAPITAL FACTORS, INC. ("FACTORS"), THE PRIMARY OPERATING COMPANY.

                                 THE COMPANY

   The Company is a specialized financial services company principally engaged in providing receivables-based commercial financing and related fee-based credit, collection and management information services. The Company's clients are primarily small to medium size companies in various industries, including textile and apparel and furniture manufacturing and, recently, entities involved in the healthcare industry. The Company operates through four offices located in New York City, Los Angeles, Charlotte and its headquarters in South Florida.

   The Company generally provides financing to its clients through the purchase of accounts receivable owed to the Company's clients by the clients' customers, usually on a non-recourse basis, as well as by guaranteeing amounts due under letters of credit issued to the Company's clients which are collateralized by such accounts receivable and other assets. The purchase of accounts receivable is known as "factoring" and results in the payment by the client of a factoring fee, generally equal to 0.5% to 2% of the factored sales volume. No money is paid to the client at the time the Company purchases the client's receivables. Payment for receivables which are credit-approved by the Company is made to the client after collection from the client's customer or, if the receivable was not paid based solely on the customer's financial inability to pay, payment is made to the client within 120 days after the due date of the receivable. In some cases, the Company does not guarantee payment of the receivable, in which case payment is made to the client only upon collection of the receivable. Frequently, the Company also advances funds to its clients prior to collection of receivables, charges interest on such advances (in addition to any factoring fees) and satisfies such advances from receivables collections. In late 1994, the Company began to expand its asset-based lending business.

   Factoring has been a method of working capital financing in the United States for over 200 years. The factoring industry has undergone considerable consolidation over the past several years; as a result the industry is characterized by a small number of very large factors operating nationally, with a multitude of small companies generally operating on a local or regional basis. In a recent survey, the largest fourteen factoring companies reported factoring volume in 1995 of $60.9 billion, an increase of 48% over reported volume in 1988. The Company had a 3.3% share of this reported volume for 1995.

   The Company has grown significantly in size and profitability, with compounded annual growth rates in operating revenues and net income of 23.6% and 50.0%, respectively, during the period 1991 through 1995, and a compounded annual growth rate in factored sales volume of 24.8% for the same period. For 1995, the Company's operating revenues, net income and factored sales volume increased by 28.5%, 42.7% and 30.2%, respectively, over 1994 and increased by 24.7%, 1.1% and 27.8%, respectively, in the three month period ended March 31, 1996 as compared to the same period in 1995. The Company's operating strategy includes (i) managing credit risk to ensure consistent and stable growth, (ii) increasing market penetration through offices in key factoring centers, (iii) recruiting and retaining experienced personnel who use a team approach to provide quality service, and (iv) diversifying by product and industry, especially in healthcare financing, which management believes has significant growth potential.

   In 1994, the Company became the first company to effect a securitization of factored advances (the "Securitized Financings"). The advances ("Advances") are collateralized by accounts receivable from customers of the Company's clients and, in certain cases, by cash, letters of credit, inventory or other collateral. The Company has not employed gain-on-sale accounting in its Securitized Financings. The Company has completed two additional securitizations of factored advances since 1994. See "Business-- Background of the Company."

   Holding is a wholly owned subsidiary of Capital Bank, a Florida commercial bank ("Capital Bank"), which is a wholly owned subsidiary of Capital Bancorp ("Bancorp"). The Company's principal executive offices are located at 1799 West Oakland Park Boulevard, Fort Lauderdale, Florida 33311, and its telephone number is (954) 730-2900.

                             RECENT DEVELOPMENTS

   The Company's operating revenues and net income for the two months ended May 31, 1996 were approximately $7.3 million and approximately $1.7 million, respectively, as compared to approximately $5.5 million and approximately $1.3 million, respectively, for the same two month period ended May 31, 1995, a 32.2% and 30.8% increase, respectively.

   The Company's operating revenues and net income for the five month period ended May 31, 1996 were approximately $16.9 million and approximately $3.6 million, respectively, as compared to approximately $13.2 million and approximately $3.2 million, respectively, for the same period ended May 31, 1995, a 27.8% and 13.4% increase, respectively. Factored sales increased from approximately $745.3 million for the five months ended May 31, 1995 to approximately $983.1 million for the five months ended May 31, 1996, an increase of 31.9%, with factoring fees increasing 27.6% from approximately $7.6 million to approximately $9.8 million, respectively, for the same five month periods. The provision for credit losses increased from approximately $800,000 for the 5 month period ended May 31, 1995 to approximately $1.8 million for the same period ended May 31, 1996. The provision as a percentage of factored sales increased from 0.11% to 0.18%, respectively, for the same five month periods, compared to 0.20% for the three months ended March 31, 1996.

   In May 1996, the Company's direct wholly-owned subsidiary CF One, Inc. ("CF One"), sold $10 million of subordinated notes (the "CF One Notes") which are collateralized by subordinated certificates that were issued in connection with the Company's Securitized Financings. The CF One Notes, which are due and payable in July 2001, bear interest at an annual fixed rate of 7.95% and are rated "BBB" by both Duff & Phelps Credit Rating Company and Fitch Investors Services, Inc. The principal purpose for the issuance of the CF One Notes was to allow CF One to obtain additional financing by taking advantage of the favorable financing terms resulting from an increase in the value of the subordinated certificates held by CF One which are collateralized by assets held by a trust established in connection with the Securitized Financings.

   The Company has executed a letter of intent in connection with a proposed acquisition of the assets of a specialized financial services company principally engaged in providing receivables-based commercial financing and related fee-based credit, collection and management information services to temporary employment and home healthcare agencies. Pursuant to the letter of intent, the purchase price would be $900,000 over the book value of the assets acquired (estimated by the seller to be between $7 and $10 million), plus an additional amount up to $900,000 payable over 3 years if certain contingencies are met. The Company expects that the purchase price will be funded by the Company's revolving line of credit from its sole shareholder, Capital Bank. The proposed seller provides certain services not presently provided by the Company, including billing, payroll processing, payroll tax, payroll reporting and other payroll services and insurance reporting, some of which may require regulatory approval prior to being engaged in by the Company. No assurances can be given that the Company will consummate this proposed acquisition.

                                 THE OFFERING

Common Stock Offered by the Company....  2,000,000 SHARES

Common Stock outstanding
 after this offering ................... 12,000,000 shares(1)

Use of proceeds ........................ To reduce indebtedness(2)

Nasdaq symbol ................. "CAPF"
- ------------
(1) Does not include 800,000 shares of Common Stock reserved for issuance upon exercise of stock options granted under the Company's stock option plan. See "Management--Company Stock Option Plan."

(2) The proceeds from the offering will be used to reduce the Company's indebtedness to its sole shareholder, Capital Bank.

                     SUMMARY CONSOLIDATED FINANCIAL DATA
                (Dollars in thousands, except per share data)

                                                                                                                THREE MONTHS
                                                                   YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                           ------------------------------------------------------------   ----------------------
                                              1991       1992         1993         1994         1995         1995         1996
                                           --------   ----------   ----------   ----------   ----------   ---------     --------
INCOME STATEMENT DATA:                                                                                         (UNAUDITED)
Factoring fees ..........................  $  9,870   $   12,482   $   15,376   $   17,371   $   19,519   $  4,565      $  5,524
Interest income .........................    11,482       11,450       13,511       17,628       28,211      6,004         7,574
Interest expense ........................    (7,720)      (7,005)      (7,842)     (10,329)     (16,361)    (3,553)       (4,556)
  Net interest income ...................     3,762        4,445        5,669        7,299       11,850      2,451         3,018
Letter of credit and other fees .........       378          665        1,128        1,238        2,040        351           754
Other income ............................     1,092          905        1,303        1,541        1,849        324           291
                                           --------   ----------   ----------   ----------   ----------   ---------     --------
  Operating revenues ....................    15,l02       18,497       23,476       27,449       35,258      7,691         9,587
Provision for credit losses .............     2,550        3,150        2,645        2,235        2,235        450         1,100
Operating expenses ......................     9,594       11,316       13,072       14,137       18,457      4,102         5,289
                                           --------   ----------   ----------   ----------   ----------   ---------     --------
  Total expenses ........................    12,144       14,466       15,717       16,372       20,692      4,552         6,389
Income before income taxes(1) ...........     2,958        4,031        7,759       11,077       14,566      3,139         3,198
Net income ..............................     1,716        2,304        4,305        6,092        8,693      1,883         1,903
Net income per share ....................  $   0.17   $     0.23   $     0.43   $     0.61   $     0.87   $   0.19      $   0.19
PRO FORMA INCOME STATEMENT DATA(2):
Pro forma interest income ...............                                                    $   28,211                 $  7,574
Pro forma interest expense ..............                                                       (14,590)                  (4,137)
                                                                                             ----------                 --------
  Pro forma net interest income .........                                                    $   13,621                 $  3,437
                                                                                             ----------                 --------
Pro forma net income ....................                                                         9,750                    2,152
Pro forma net income per share ..........                                                          0.81                     0.18
OPERATING RATIOS AND OTHER DATA(3):
Factored sales ..........................  $825,116   $1,057,846   $1,326,802   $1,536,960   $2,001,364   $441,211      $563,989
Factoring fees to factored sales ........      1.20%        1.18%        1.16%        1.13%        0.98%      1.03%         0.98%
Net interest income to factored sales ...      0.46%        0.42%        0.43%        0.47%        0.59%      0.56%         0.54%
Letter of credit and other fees to
 factored sales .........................      0.05%        0.06%        0.09%        0.08%        0.10%      0.08%         0.13%
Other income to factored sales ..........      0.13%        0.09%        0.09%        0.10%        0.09%      0.07%         0.05%
                                           --------   ----------   ----------   ----------   ----------   ---------     --------
                                               1.84%        1.75%        1.77%        1.79%        1.76%      1.74%         1.70%
Provision for credit losses to
  factored sales ........................      0.31%        0.30%        0.20%        0.15%        0.11%      0.10%         0.20%
Operating expenses to factored sales ....      1.16%        1.07%        0.99%        0.92%        0.92%      0.93%         0.94%
                                           --------   ----------   ----------   ----------   ----------   ---------     --------
Total expenses to factored sales ........      1.47%        1.37%        1.18%        1.07%        1.03%      1.03%         1.13%
Income before income taxes to
  factored sales ........................      0.36%        0.38%        0.58%        0.72%        0.73%      0.71%         0.57%
Return on equity(4) .....................     15.63%       17.78%       26.57%       28.80%       30.20%     29.58%(6)     22.27%(6)
Return on assets(4) .....................      1.23%        1.32%        1.99%        2.35%        2.51%      2.57%(6)      1.86%(6)
Average funds employed(5) ...............  $ 89,700   $  108,300   $  131,800   $  153,600   $  210,900   $188,800      $243,000
Net interest income to average
  funds employed ........................      4.19%        4.10%        4.30%        4.75%        5.62%      5.26%(6)      5.04%(6)
Net charge-offs to factored
  sales volume ..........................      0.16%        0.30%        0.20%        0.17%        0.05%      0.05%         0.25%
Accounts receivable turnover
  in days(7) ............................        53           54           52           53           53         50            51
Average number of employees .............       118          140          153          162          193        177           222
Average factored sales per employee .....  $  6,158   $    7,246   $    8,672   $    9,487   $   10,370   $  9,971(6)     10,162(6)

                                            DECEMBER 31, 1995       MARCH 31, 1996
                                           ------------------ ---------------------------
                                                                                 AS
                                                 ACTUAL         ACTUAL       ADJUSTED(8)
                                           ------------------ -----------  --------------
BALANCE SHEET DATA:                                                  (UNAUDITED)
Receivables, net ........................       $354,821       $394,780     $394,780
Total assets ............................        399,471        425,160      425,160
Due to factoring clients ................        128,578        141,578      141,578
Borrowings ..............................        227,260        244,754      224,794
Due to Affiliates and other liabilities           10,293          3,585        3,585
Shareholders' equity ....................         33,340         35,243      55,203

(1) The results of operations of the Company are included in the consolidated Federal income tax returns filed by Capital Bancorp, the parent of Capital Bank. Capital Bank, the Company's sole shareholder, allocates income taxes to the Company calculated on a separate return basis. See "Certain Transactions."
(2) Pro forma income statement data reflects (i) the issuance of 2,000,000 shares of Common Stock offered hereby as if such issuance had occurred on January 1, 1995 or January 1, 1996, at an assumed initial public offering price of $11.00 per share, net of issuance costs, and the use of the net proceeds therefrom to repay indebtedness as described in "Use of Proceeds," and (ii) reduction of interest expense related to such indebtedness, net of income taxes, as if the repayment occurred on January 1, 1995 or January 1, 1996.
(3) For purposes of the ratios and data below for 1994 and 1995, factored sales include certain receivables which are pledged as collateral for those asset-based loans for which the Company provides factoring-type services.
(4) Computed using average monthly balances.
(5) Computed using average monthly balances of funds employed (receivables less amounts due to factoring clients).
(6) Computed on an annualized basis.
(7) Computed by dividing 365 by the quotient of (i) factored sales volume for the periods indicated and (ii) the average monthly accounts receivable balance for the periods indicated.
(8) Adjusted to give effect to the sale of the Common Stock offered hereby
    (at an assumed initial public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

   INVESTMENT IN THE COMPANY'S COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THE CAUTIONARY STATEMENTS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS SHOULD BE READ AS ACCOMPANYING FORWARD-LOOKING STATEMENTS INCLUDED UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS" AND ELSEWHERE HEREIN. THE RISKS DESCRIBED IN SUCH STATEMENTS COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

   CREDIT LOSSES; RECESSIONARY ENVIRONMENT. The financial failure of clients or their customers may adversely affect the Company's ability to fully recover amounts due under either the accounts receivable purchased by the Company or advances made to clients under the Company's factoring arrangements. Accordingly, the Company makes provisions for credit losses. The allowance for credit losses is determined after evaluating the outstanding receivables and advances, current economic conditions, changes in the nature and the volume of the outstanding receivables and advances, past loss experience and other pertinent considerations. Many of these considerations involve significant estimation and are subject to rapid changes which may be unforeseen by management and could result in immediate increased losses and material adjustments to the allowance. As a result, ultimate losses could be significant and may vary from current estimates and the amount of provisions for credit losses may be either greater or less than actual future charge-offs of receivables or advances relating to these provisions. Additionally, the Company's results of operations could be materially and adversely affected if the Company were to experience a loss as a result of the purchase of fraudulent receivables. The Company also guarantees payment of letters of credit issued for the benefit of its clients, which pose similar risks as discussed above. See "Business--Credit Loss Policy and Experience." Moreover, the risks to which the Company's business is subject become more acute in an economic slowdown or recession because less accounts receivable may be generated by clients, resulting in decreased factoring fees, and financial ability of customers to pay outstanding accounts receivable and clients to pay outstanding advances may be impaired, resulting in increased credit losses. Some of the Company's clients are startup or less mature ventures that may be more susceptible to economic slowdowns or recessions.

   DEPENDENCE ON AVAILABILITY OF FUNDING SOURCES. The Company obtains substantially all of its funds for its factoring activities from (i) the Securitized Financings (presently $175 million) which expire between December 1999 and January 2001 and (ii) a $125 million revolving line of credit (the "Capital Facility") funded by its sole shareholder, Capital Bank, a Florida commercial bank, which facility is subject to annual review by Capital Bank each June and is due on demand. The Company also has a $40 million revolving line of credit with an unaffiliated commercial bank which was closed in April 1996, the initial term of which expires on March 4, 1999, subject to automatic one-year renewals unless sooner terminated by either party thereto (the "Other Bank Facility"). While the Company expects to have continued access to credit after expiration of these facilities, there is no assurance that such financing will be available, or if available, that it will be on terms as favorable. In the event the Company is not able to renew the Securitized Financings, the Capital Facility or the Other Bank Facility or find alternative financing for its activities, the Company would be forced to curtail or cease its factoring and financing business, which action would have a material adverse effect on the Company's operations and financial condition. Pursuant to the Securitized Financings, an event of default causing an early amortization event would occur if Capital Bank were to enter into a written agreement with the FDIC under the Financial Institutions Supervisory Act which would have a material adverse effect on the Company's ability to perform its obligations under the Securitized Financings. Capital Bank could be required to enter into an agreement with the FDIC under the Financial Institutions Supervisory Act if it was found that Capital Bank engaged or was about to engage in unsafe or unsound business practices or had violated or was about to violate any law, rule, or regulation or any condition imposed in writing by the FDIC in connection with the granting of any application or request by Capital Bank. Capital Bank has advised the Company that it does not believe that it has engaged in or is engaging in any unsafe or unsound business practices or has violated or is violating any material rule, regulation or any condition and that it does not anticipate having to enter into an agreement with the FDIC under the Financial Institutions Supervisory Act. In addition, as a subsidiary of a regulated entity, bank regulatory actions taken against Capital Bank, which cannot be predicted and are not anticipated, could affect the Company. The Company would also be unable to access the Securitized Financings for future funding in the event Capital Bank became a party to any proceeding provided for by any debtor relief law, other than as creditor or claimant.

   DILUTION OF RECEIVABLES. Dilution of factored receivables occurs when such receivables are not fully collectable for reasons other than the client's customer's financial inability to pay (such as disagreements as to the quality of goods shipped). The Company generally advances funds to borrowing clients up to a specified percentage of factored sales purchased. Should dilution occur in excess of the amount of the receivables not advanced upon, the Company will in practice typically need to look to newer receivables of the client for the collection of the outstanding obligation to the Company. Significant dilution may be an indication of problems in a client's business which could result in a decreased volume of new receivables available for payment of outstanding obligations to the Company. Some dilution occurs with respect to most, if not all, clients. Increased dilution with respect to any client's receivables puts the Company's collection of the client's obligation to the Company at risk. The Company monitors dilution on a daily basis. Notwithstanding the foregoing, the Company may not be able to react quickly enough to dilution to avoid losses and to ensure collection of receivables.

   CONCENTRATION OF CLIENT BASE AND CLIENT CUSTOMER BASE. A large percentage of the Company's clients are in the textile and apparel industry and the furniture manufacturing industry, as well as certain other industries. At March 31, 1996, textile and apparel factored receivables accounted for 78% of the Company's total factored receivables, while furniture manufacturing and healthcare factored receivables accounted for 6% and 4%, respectively. The remaining factored receivables are represented by the home furnishing, floor covering, service, food, toy and other miscellaneous industries. These industries are segmented by product, price, style and other items. Many of the customers of the Company's clients are in various retail or wholesale industry segments. Adverse conditions in any of these industries or industry segments could have a material adverse effect on the Company and on the Company's ability to collect receivables from certain of its clients' customers.

   DEPENDENCE ON MANAGEMENT AND KEY PERSONNEL. The Company's success depends to a significant degree upon the continued contributions of members of its senior management, particularly John W. Kiefer, the Company's President and Chief Executive Officer, Stephen J. Donohue, the Company's Executive Vice President--New York Regional Manager, and James L. Morrison, the Company's Executive Vice President--California Regional Manager, as well as other officers and key personnel, many of whom would be difficult to replace. The future success of the Company also depends on its ability to identify, attract and retain additional qualified technical and managerial personnel, particularly in the healthcare financing industry. In light of the fact that following this offering Capital Bank will continue to own 83% of the Company's outstanding Common Stock (approximately 81% if the overallotment option granted to the Underwriters is executed in full), Capital Bank will have significant influence over decisions regarding the continued employment of executive officers and key employees of the Company, including Mr. Kiefer. Although the Company has employment agreements with Messrs. Kiefer, Donohue and Morrison, and is negotiating new agreements with Messrs. Donohue and Morrison, the loss of Messrs. Kiefer, Donohue and Morrison or other officers and key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

   SEASONALITY AND VARIABILITY OF QUARTERLY RESULTS. The Company, as well as the factoring industry, has historically experienced and expects to continue to experience seasonal fluctuations in its factored sales volume and factoring fees, which generally have been highest during the period from August through November. A principal reason for the fluctuation in the Company's factored sales volume and factoring fees is the seasonality in the sales of certain of the Company's clients, especially those in the apparel industry, which typically ship more goods during such 4-month period in order to fill increased customer orders in anticipation of "back to school" and the ensuing holiday season. The Company realized approximately 40.0% of its annual factored sales volume in each of 1994 (approximately $605 million of $1.5 billion annual factored sales) and 1995 (approximately $757 million of $2 billion annual factored sales) during this 4-month period. Historical experience indicates that the Company's factored sales volume is at its lowest during the period from December through February. Although the Company's healthcare financing services should help to mitigate the effect of seasonal fluctuations in the Company's operating results, the Company does expect to see fluctuations in its quarter-to-quarter results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

   ABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY. The Company's growth strategy is principally dependent upon its ability to increase its factored sales volume by purchasing good quality accounts receivable meeting its underwriting standards. In 1995, the Company's factored sales volume increased approximately 30.2% to approximately $2 billion and operating revenue increased by approximately 28.5% to $35.3 million, as compared to that of 1994. During the first three months of 1996, the Company's factored sales volume increased by approximately 27.8% to approximately $564.0 million and operating revenues increased approximately 24.7% to approximately $9.6 million, as compared to the three month period ended March 31, 1995. The Company experiences a certain amount of turnover in its client base annually due primarily to credit issues. Therefore, the Company's ability to further implement its strategy for continued growth of factored sales volume is largely dependent upon the Company's ability to attract and retain quality clients for the Company's services in a competitive market and on the business growth of those clients, which may be affected by a number of factors not within the Company's control. Historical growth rates are not necessarily indicative of future results.

   COMPETITION. The Company competes with numerous banks, financial institutions, commercial finance companies and other factoring companies with greater financial and other resources than the Company. The four largest factors in the United States had approximately $37.9 billion of reported volume in factored sales in 1995, compared to approximately $2 billion in factored sales volume for the Company in 1995. The Company also competes with other regional factoring companies. The Company's competitors target similar clients to the Company and generally have operated in the markets serviced by the Company for a longer period of time than the Company. See "Business-- Competition."

   INABILITY TO DIRECTLY COLLECT HEALTHCARE RECEIVABLES FROM MEDICARE AND MEDICAID; DILUTION OF HEALTHCARE RECEIVABLES. The Company's healthcare division provides healthcare financing and factoring services to hospitals, nursing homes, doctor groups, home treatment centers, home healthcare provider services, temporary nursing or staffing services and providers of durable medical equipment. A significant portion of the Company's healthcare receivables are payable by Medicare and Medicaid, federal government sponsored programs. Pursuant to Federal law, a healthcare provider is prohibited from granting a third party a direct assignment of Medicare and/or Medicaid proceeds. Accordingly, all Medicare and Medicaid proceeds are paid directly to the provider of the medical services. As a result, the Company is unable to perform certain traditional factoring services with respect to such receivables, such as collection, and, instead, the Company must closely monitor the client's collection of such receivables on a daily basis. Although to date the Company has been successful in monitoring and collecting its Medicare and Medicaid-based receivables directly from its clients, there can be no assurance that the Company will continue to be successful in its monitoring and collection activities in the future. In addition, healthcare receivables have historically been subject to significant dilution. While the Company has been successful in managing dilution and has not realized any losses to date, there can be no assurance that the Company will continue to be successful in managing dilution or that the Company will not realize losses in the future as a result of dilution of its healthcare receivables. See "Business--Healthcare Financing" and "Dilution of Receivables."

   CONTROL BY MAJORITY SHAREHOLDER. Upon completion of this offering, the Company's current sole shareholder, Capital Bank, which is a wholly-owned subsidiary of Bancorp, will beneficially own approximately 83% of the outstanding shares of Common Stock (approximately 81% if the Underwriters' over-allotment option is exercised in full) and will therefore be able to elect the entire Board of Directors and control all matters submitted to shareholders for a vote, all fundamental corporate matters, including the selection of management and key personnel, whether the Company engages in any mergers, acquisitions or other business combinations or whether Capital Bank, at some time in the future, divests all or any portion of its interest in Holding by means of a distribution to its shareholders or otherwise. Four of the ten anticipated directors of Holding also serve as officers or directors of Capital Bank or its affiliates.

   The ownership interest of Capital Bank in Holding has been structured so as not to violate one of the requirements necessary for the Company to qualify for a subsequent tax free distribution of all or a portion of Capital Bank's shares in Holding, should Capital Bank or Bancorp decide to make such a distribution in the future. The Company has been advised by Capital Bank and Bancorp that no decision has been made to make such a distribution and that even if a decision is made to proceed with such a distribution, no assurances can be given that all conditions precedent could be satisfied. As a part of such corporate structure, no additional shares of Common Stock may be issued that would reduce Capital Bank's interest below 80% without Capital Bank's written approval, for the period that Capital Bank owns at least 80% of the issued and outstanding Common Stock of the Company (the "Eighty Percent Period"). Such restriction is reflected in the Amended and Restated Articles of Incorporation of the Company (the "Articles") and in an agreement being entered into among Capital Bank, the Company and the Company's subsidiaries. In addition, although the Articles provide for the issuance by the Company of one or more series of preferred stock from time to time, during the Eighty Percent Period no shares of any other class of capital stock may be issued without Capital Bank's written approval during such period, nor may the Company invest in or form any corporation without such approval. Amendments to its bylaws and changes to the Board are also subject to such approval during the Eighty Percent Period. Similar restrictions apply to the Company's direct and indirect subsidiaries, except that such subsidiaries are restricted from issuing any shares without Capital Bank's approval. Any decision as to whether any transactions of the type mentioned above ultimately occur will be solely within the discretion of Bancorp and Capital Bank. See "Management," "Certain Transactions," "Principal Shareholders" and "Description of Capital Stock."

   REGULATORY RESTRICTIONS RELATING TO POTENTIAL NEW ACTIVITIES. The Company's immediate parent, Capital Bank, is a Florida-chartered, FDIC-insured bank. Accordingly, the business activities of the Company are generally limited under applicable FDIC regulations to those activities that are permissible for national banks. Although factoring and the other businesses in which the Company currently engages are authorized activities for national banks, there can be no assurance that business opportunities the Company might wish to pursue in the future will be authorized activities for Capital Bank and therefore such activities might be unavailable to the Company because of its regulated status as a subsidiary of Capital Bank. See "Business--Regulation" and "Principal Shareholders."

   BANCORP AND CAPITAL BANK LITIGATION. At times over the past several years, Bancorp, Capital Bank and certain of their former and existing officers and directors, including Daniel M. Holtz, the Chairman of the Board, Chief Executive Officer and President of Bancorp and Capital Bank and a director of the Company, Fana Holtz, Vice-Chairman of the Bancorp Board, Javier J. Holtz, Chairman of the Board and Executive Vice President of the Company, a Senior Vice President of Bancorp and an Executive Vice President and a director of Capital Bank, and Abel Holtz, the former Chairman of the Board, Chief Executive Officer and President of Bancorp and Capital Bank and the former Chairman of the Board of the Company, and presently a shareholder of Bancorp, have been parties to litigation brought either by certain shareholders of Bancorp or its Audit Committee. Although an initial action brought in 1992 by the Audit Committee was voluntarily dismissed by the plaintiffs, a derivative action and an individual action were brought by certain shareholders of Bancorp in February 1995. See "Business--Legal and Administrative Proceedings" for a description of the action brought by the Audit Committee.

   Pursuant to the derivative action, the plaintiffs have alleged, among other things, that certain defendants engaged in a series of illegal activities causing harm to Bancorp and Capital Bank. In addition, the plaintiffs have alleged that certain of such officers and directors engaged in a series of activities designed to improperly increase or maintain their interest in, and control of, Bancorp. In the individual action, the plaintiffs have alleged, among other things, that the defendants breached fiduciary duties by, among other things, improperly using proxies to vote shares of Bancorp owned by one plaintiff, that certain of the defendants unlawfully solicited proxies for a shareholders' meeting and that actions taken at this meeting were invalid. The plaintiffs are seeking, on behalf of Bancorp in the derivative action, and on behalf of themselves in the individual action, unspecified monetary damages, including treble damages, reasonable costs and attorneys' fees, and certain injunctive and declaratory relief. The plaintiffs have not indicated that they are seeking any monetary relief from Bancorp and Capital Bank other than costs in the individual action. The defendants have denied the allegations and are defending against both actions. The Company is not a party to these proceedings and no relief is sought from the Company, although Daniel Holtz, a director of the Company, and Javier Holtz, Chairman of the Board and an Executive Vice President of the Company, are defendants in the litigation. Although the Company does not believe that the outcome of the foregoing litigations will have a material adverse effect on its financial condition, results of operations or liquidity, the Company cannot predict what effect, if any, such litigation will have on the Company. For more information regarding these matters, see "Business--Legal and Administrative Proceedings" and "Principal Shareholders."

   PENDING BANCORP AND CAPITAL BANK CHANGE IN CONTROL APPLICATIONS. Daniel Holtz, Fana Holtz and Javier Holtz have advised Bancorp that they had discussions with the Florida Department of Banking and Finance ("FDBF") as to whether one or more of them was required under Florida law to file an application to acquire and/or maintain a controlling interest in Capital Bank through their ownership and control of Bancorp. As a result of those discussions, Daniel Holtz, Fana Holtz and Javier Holtz have advised Bancorp that they, both individually and as a group, have voluntarily filed an application to acquire and/or maintain a controlling interest in Bancorp, although they do not believe such an application is legally required. Daniel Holtz, Fana Holtz and Javier Holtz are also having discussions with the Board of Governors of the Federal Reserve System ("FRB") as to whether a change of control notice is required under federal law. It presently cannot be determined what effect, if any, the discussions with the FRB or the FDBF's action on the application will have on Bancorp, Capital Bank and the Company, although if the control applications are denied, regulatory authorities could take various actions, including requiring that one or more members of the Holtz family divest sufficient shares of Bancorp so as not to have legal control of Bancorp as defined by regulatory authorities. As Bancorp and Capital Bank will continue to control the Company after this offering, any such actions could have an effect on the Company which cannot presently be predicted, although the Company does not believe that the outcome of the foregoing will have a material adverse effect on its financial condition, results of operations or liquidity. For more information regarding the change in control application, see "Business--Legal and Administrative Proceedings" and "Principal Shareholders."

   INVESTIGATIONS BY FEDERAL BANKING AUTHORITIES. Pursuant to Section 19 of the Federal Deposit Insurance Act, without the consent of the FDIC, no person who has been convicted of a crime involving dishonesty or breach of trust, may own, control, or otherwise participate in the affairs of a banking institution. As a result of entering a guilty plea to one count of giving misleading testimony in 1991 to a Federal Grand Jury in violation of a federal statute, with respect to the purpose of certain payments made by Capital Bank, the Company and certain related parties to a public official, Abel Holtz is subject to the restrictions of Section 19 of the Federal Deposit Insurance Act. Accordingly, Abel Holtz is precluded from owning or controlling, or otherwise participating in, the affairs of Bancorp and Capital Bank without regulatory approval. Abel Holtz has advised Bancorp that he has orally agreed with the FDIC not to vote his shares in Bancorp at the present time. Federal bank regulatory authorities are also examining and investigating whether Abel Holtz and some or all of the persons discussed in this section, including Bancorp and its subsidiaries, as well as possibly other persons, are in compliance with applicable change in control laws and Section 19. The Company cannot presently determine when these investigations by the federal bank regulatory authorities will be completed or what the results of such investigations will be. The resolution of certain of these examinations and investigations could have an effect on Bancorp and Capital Bank, and as a result of their control of the Company, the Company, which effect cannot presently be determined. However, the Company does not believe that the outcome of the foregoing will have a material adverse effect on its financial condition, results of operations or liquidity.

   NO DIVIDENDS. The Company has not paid any cash dividends to date and does not intend to pay cash dividends in the foreseeable future. The Company intends to retain earnings to finance the development and expansion of its business. Under the Securitized Financings, the Company is prohibited from paying dividends if immediately after giving effect to such dividend payment the consolidated net worth of the Company will be less than that of the Company as of December 31, 1993. In addition, the Other Bank Facility prohibits the Company from paying dividends if immediately after giving effect to such dividend payments the Company fails to meet certain financial covenants and ratios, such as those relating to debt to net worth (no less than 1 to 1), profitability ($5.2 million consolidated net income per year) and positive net cash flows (more than $1 for each quarter). In addition, because Holding conducts substantially all of its business through subsidiaries, its ability to pay dividends in the future is dependent upon its receipt of dividends paid to it by its subsidiaries. See "Dividend Policy."

   ABSENCE OF PUBLIC MARKET; POSSIBLE FLUCTUATIONS OF STOCK PRICE. Prior to this offering, there has been no public market for the Company's Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained after this offering or that it will be possible to resell the shares of Common Stock at or above the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."

   SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of this offering, the Company will have 12,000,000 shares of Common Stock outstanding. Of these shares, 2,000,000 shares (2,300,000 if the over-allotment option granted to the Underwriters is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Act"). All of the remaining 10,000,000 shares of Common Stock held by Capital Bank, the current sole shareholder of the Company, will be "restricted securities" as that term is defined in Rule 144 promulgated under the Act. The current sole shareholder has agreed not to sell any such shares of Common Stock for 180 days from the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., as representative of the Underwriters. See "Underwriting." Additionally, upon consummation of this offering, 800,000 shares of Common Stock will be reserved for issuance under the Company's Stock Option Plan. The Company intends to register under the Act all shares reserved for issuance under its Stock Option Plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates. See "Management--Stock Option Plan." Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair the Company's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices. See "Shares Eligible for Future Sale."

   FACTORS INHIBITING TAKEOVER. As the Company's sole shareholder, Capital Bank, will continue to own in excess of 80% of the Company's Common Stock after this offering, no takeover would be successful without its consent. Changes in the management or ownership of Capital Bank or Bancorp or a reduction in the number of shares owned by Capital Bank, however, could have an effect on the likelihood of a takeover. See "Business--Regulation."
However, the Articles provide that no additional shares of Common Stock may be issued that would reduce Capital Bank's interest below 80% without Capital Bank's written approval during the Eighty Percent Period. In addition, although the Articles provide for the issuance of one or more series of Preferred Stock from time to time, during the Eighty Percent Period no shares of any other class of capital stock or other equity security may be issued without Capital Bank's written approval. Even in the event that at some later date Capital Bank's percentage ownership in the Company is significantly reduced, certain provisions of the Company's Articles and Amended and Restated Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. The Company's Articles authorize the Board to determine the rights, preferences, privileges and restrictions of unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series, without any vote or action by the Company's shareholders. Thus, the Board can authorize and issue shares of Preferred Stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Company's Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company, since the terms of the Preferred Stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the Common Stock. Other provisions of the Company's Articles and Bylaws provide that special meetings of the shareholders may be called only by the Board of Directors or upon the written demand of the holders of not less than 30% of the votes entitled to be cast at a special meeting. Capital Bank could also vote to amend the Articles or Bylaws without the vote of any other shareholders. Such amendments could include other anti-takeover provisions. In addition, certain provisions of the Florida Business Corporation Act may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock--Anti-takeover Effects of Certain Provisions of Florida Law and the Company's Articles of Incorporation and Bylaws."

                               USE OF PROCEEDS

   The net proceeds to be received by the Company from the sale of shares of Common Stock offered hereby, based upon an assumed initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $20.0 million ($23.1 million if the over-allotment option granted to the Underwriters is exercised in full).

   The Company intends to use all of the net proceeds to reduce the Company's indebtedness to its sole shareholder, Capital Bank, under the Capital Facility, which bears interest at the prime rate, as published in THE WALL STREET JOURNAL (8.25% at March 31, 1996), is subject to annual review each June by Capital Bank and is due on demand. The outstanding borrowings under the Capital Facility were approximately $69.8 million at March 31, 1996. See
Note 6 of Notes to the Company's Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                               DIVIDEND POLICY

   The Company intends to retain all future earnings for the operation and expansion of its business, and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon the Company's results of operations, financial condition and capital requirements and any regulatory restrictions or restrictions under credit agreements or other funding sources of the Company existing from time to time, as well as other matters which the Company's Board of Directors may consider. See "Risk Factors."

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company as of March 31, 1996, giving effect to the 10,000-for-1 stock split effected July 1, 1996, and as adjusted for the sale of the 2,000,000 shares of Common Stock offered hereby (at an assumed public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                   MARCH 31, 1996
                                                            ---------------------------
                                                               ACTUAL      AS ADJUSTED
                                                            ----------- --------------
                                                                   (IN THOUSANDS)
                                                                    (UNAUDITED)
BORROWINGS:
 Notes Payable ...........................................    $ 69,754      $ 49,794
 Variable Rate Asset-Backed Certificates .................     175,000       175,000
SHAREHOLDERS' EQUITY:
 Preferred Stock, $.01 par value; 1,000,000 shares
   authorized; no shares outstanding .....................           0             0
 Common Stock, $.01 par value; 25,000,000 shares
   authorized; 10,000,000 shares issued and outstanding;
   12,000,000 shares issued and outstanding, as
   adjusted(1) ...........................................         100           120
Additional paid-in capital ...............................       9,542        29,482
 Retained earnings .......................................      25,601        25,601
                                                            ----------- --------------
   Total shareholders' equity ............................      35,243        55,203
                                                            ----------- --------------
   TOTAL CAPITALIZATION ..................................    $279,997      $279,997
                                                            ===========  ==============

- ------------

(1) Does not include shares of Common Stock reserved for issuance upon exercise of stock options to be granted under the Company's Stock Option Plan effective upon the consummation of this offering or shares issuable pursuant to the Underwriters' over-allotment option. See
    "Management--Company Stock Option Plan" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                (Dollars in thousands, except per share data)

   The consolidated selected financial data set forth below for income statement and balance sheet data has been derived from the consolidated financial statements of the Company contained elsewhere herein. The consolidated financial statements as of and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been audited by Deloitte & Touche LLP, independent auditors. The income statement data for the three months ended March 31, 1995 and 1996, and the balance sheet data as of March 31, 1996, have been derived from unaudited interim consolidated financial statements contained elsewhere herein, which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The data set forth below should be read in conjunction with the financial statements and related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                                                                THREE MONTHS
                                                                              YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                          -------------------------------------------------------------    ---------------------
                                            1991        1992        1993          1994          1995         1995         1996
                                          --------  -----------  -----------   ----------    ----------    --------     --------
INCOME STATEMENT DATA:                                                                                          (UNAUDITED)
Factoring fees .......................... $  9,870  $    12,482  $    15,376   $   17,371    $   19,519    $  4,565     $  5,524
Interest income .........................   11,482       11,450       13,511       17,628        28,211       6,004        7,574
Interest expense ........................   (7,720)      (7,005)      (7,842)     (10,329)      (16,361)     (3,553)      (4,556)
  Net interest income ...................    3,762        4,445        5,669        7,299        11,850       2,451        3,018
Letter of credit and other fees .........      378          665        1,128        1,238         2,040         351          754
Other income ............................    1,092          905        1,303        1,541         1,849         324          291
                                          --------  -----------  -----------   ----------    ----------    --------     --------
  Operating revenues ....................   15,102       18,497       23,476       27,449        35,258       7,691        9,587
Provision for credit losses .............    2,550        3,150        2,645        2,235         2,235         450        1,100
Operating expenses ......................    9,594       11,316       13,072       14,137        18,457       4,102        5,289
                                          --------  -----------  -----------   ----------    ----------    --------     --------
  Total expenses ........................   12,144       14,466       15,717       16,372        20,692       4,552        6,389
Income before income taxes(1) ...........    2,958        4,031        7,759       11,077        14,566       3,139        3,198
Net income ..............................    1,716        2,304        4,305        6,092         8,693       1,883        1,903
Net income per share .................... $   0.17   $     0.23   $     0.43   $     0.61    $     0.87    $   0.19     $   0.19
PRO FORMA INCOME STATEMENT DATA(2):
Pro forma interest income ...............                                                    $   28,211                 $  7,574
Pro forma interest expense ..............                                                       (14,590)                  (4,137)
                                                                                             ----------                 --------
  Pro forma net interest income .........                                                    $   13,621                 $  3,437
                                                                                             ----------                 --------
Pro forma net income ....................                                                         9,750                    2,152
Pro forma net income per share ..........                                                          0.81                     0.18
OPERATING RATIOS AND OTHER DATA(3):
Factored sales .......................... $825,116   $1,057,846   $1,326,802   $1,536,960    $2,001,364    $441,211     $563,989
Factoring fees to factored sales ........     1.20%        1.18%        1.16%        1.13%         0.98%       1.03%        0.98%
Net interest income to factored sales ...     0.46%        0.42%        0.43%        0.47%         0.59%       0.56%        0.54%
Letter of credit and other fees to
  factored sales ........................     0.05%        0.06%        0.09%        0.08%         0.10%       0.08%        0.13%
Other income to factored sales ..........     0.13%        0.09%        0.09%        0.10%         0.09%       0.07%        0.05%
                                          --------  -----------  -----------   ----------    ----------    --------     --------
                                              1.84%        1.75%        1.77%        1.79%         1.76%       1.74%        1.70%
Provision for credit losses to
  factored sales ........................     0.31%        0.30%        0.20%        0.15%         0.11%       0.10%        0.20%
Operating expenses to factored sales ....     1.16%        1.07%        0.99%        0.92%         0.92%       0.93%        0.94%
                                          --------  -----------  -----------   ----------    ----------    --------     --------
Total expenses to factored sales ........     1.47%        1.37%        1.18%        1.07%         1.03%       1.03%        1.13%
Income before income taxes to
  factored sales.........................     0.36%        0.38%        0.58%        0.72%         0.73%       0.71%        0.57%
Return on equity(4) .....................    15.63%       17.78%       26.57%       28.80%        30.20%      29.58%(6)    22.27%(6)
Return on assets(4) .....................     1.23%        1.32%        1.99%        2.35%         2.51%       2.57%(6)     1.86%(6)
Average funds employed(5) ............... $ 89,700   $  108,300   $  131,800   $  153,600    $  210,900    $188,800     $243,000
Net interest income to average
  funds employed ........................     4.19%        4.10%        4.30%        4.75%         5.62%       5.26%(6)     5.04%(6)
Net charge-offs to factored
  sales volume...........................     0.16%        0.30%        0.20%        0.17%         0.05%       0.05%        0.25%
Accounts receivable turnover
  in days(7).............................       53           54           52           53            53          50           51
Average number of employees .............      118          140          153          162           193         177          222
Average factored sales per employee ..... $  6,158   $    7,246   $    8,672   $    9,487    $   10,370    $   9,971(6)  $10,162(6)

                                            DECEMBER 31, 1995         MARCH 31, 1996
                                           ------------------ ---------------------------
                                                                                   AS
                                                 ACTUAL           ACTUAL      ADJUSTED(8)
                                           ------------------ -----------  --------------
BALANCE SHEET DATA:                                                     (UNAUDITED)
Receivables, net ........................       $354,821         $394,780       $394,780
Total assets ............................        399,471          425,160        425,160
Due to factoring clients ................        128,578          141,578        141,578
Borrowings ..............................        227,260          244,754        224,794
Due to Affiliates and other liabilities           10,293            3,585          3,585
Shareholders' equity ....................         33,340           35,243         55,203

- ------------
(1) The results of operations of the Company are included in the consolidated Federal income tax returns filed by Capital Bancorp, the parent of Capital Bank. Capital Bank, the Company's sole shareholder, allocates income taxes to the Company calculated on a separate return basis. See "Certain Transactions."
(2) Pro forma income statement data reflects (i) the issuance of 2,000,000 shares of Common Stock offered hereby as if such issuance had occurred on January 1, 1995 or January 1, 1996, at an assumed initial public offering price of $11.00 per share, net of issuance costs, and the use of the net proceeds therefrom to repay indebtedness as described in "Use of Proceeds," and (ii) reduction of interest expense related to such indebtedness, net of income taxes, as if the repayment occurred on January 1, 1995 or January 1, 1996.
(3) For purposes of the ratios and data below for 1994 and 1995, factored sales include certain receivables which are pledged as collateral for those asset-based loans for which the Company provides factoring-type services.
(4) Computed using average monthly balances.
(5) Computed using average monthly balances of funds employed (receivables less amounts due to factoring clients).
(6) Computed on an annualized basis.
(7) Computed by dividing 365 by the quotient of (i) factored sales volume for the periods indicated and (ii) the average monthly accounts receivable balance for the periods indicated.
(8) Adjusted to give effect to the sale of the Common Stock offered hereby
    (at an assumed initial public offering price of $11.00 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

INTRODUCTION

   The Company provides fee-based services to its clients, including credit protection, collection and management information services, and also makes advances to many of its clients. Clients are generally manufacturers of goods or providers of services in various industries. At the time the Company purchases the factored receivables, the Company records a receivable and an offsetting liability "due to factoring client." Advances, which are interest earning and secured by the client's factored receivables, are recorded by the Company as reductions to the amounts due to the factoring client for factored receivables. Cash collections from the client's customers are used to repay the client's loans. If, as a result of financial inability to pay, a client's customer fails to pay a receivable that was credit-approved by the Company, the Company will ultimately bear any loss with respect to such receivable. In the event of dilution in excess of the unfinanced portion of receivables, where factored receivables are not fully collected for a reason other than the customer's financial inability to pay, such as breach of warranty, the Company will in practice typically need to look to newer receivables of the client for the collection of the outstanding obligation to the Company and may not be repaid.

   In contrast to the Company's purchase of factored receivables, when the Company makes an asset-based loan, a client assigns its collateral (usually accounts receivable and inventory) to the Company. Upon request of the client, the Company may advance funds to the client as a loan in an amount based upon the eligible collateral. When funds are advanced to a client, a loan receivable balance is created, and cash is disbursed. Although the Company loans funds to the client based on eligible collateral, the Company provides no credit protection and, accordingly, does not assume the risk of loss from a client's customers' inability to pay, although the Company may actually suffer a loss if all sources of repayment fail, including other collateral and guarantees, if any. In connection with asset-based loans, instead of a factoring fee, the Company earns a facility fee. Both factored advances and asset-based loans bear interest at a rate tied to the prime rate.

   The Company was acquired by Capital Bank in May 1985, at which time the Company had one office in South Florida. The Company acquired its Los Angeles regional office in August 1989, opened its New York regional office in April 1990 and the North Carolina regional office in May 1995. In September, 1994 the Company also established a healthcare division which provides financing to various types of healthcare providers and companies involved in the healthcare industry. The Company has experienced a compounded annual growth rate in factored sales volume and operating revenues of 24.8% and 23.6%, respectively, during the period 1991 through 1995, primarily as a result of the growth in the California and New York regional offices and the opening of the North Carolina regional office. In addition, the Company's factored sales volume and operating revenues increased by 27.8% and 24.7%, respectively, in the three month period ended March 31, 1996 as compared to the same period in 1995.

   The Company operates through four regional offices (including the Florida office) and currently has over 400 clients who generate annual sales from $500,000 to over $100 million, and services over 100,000 customers of those clients. The majority of the Company's customers are large national or regional department store chains or specialty retailers. At March 31, 1996, the largest amount due from any one customer, a national department store chain, was approximately $18.8 million.

   The Company's factored sales volume can be affected in several ways, including new clients, client retention or losses, inflation and other economic conditions. Additionally, fluctuations in the sales dollar volume of the Company's clients, both positive and negative, have a direct impact on the Company's factored sales volume and factoring fees. In this regard, the Company has historically experienced seasonal fluctuations in its factored sales volume and factoring fees as a result of the seasonality of the sales of certain of the Company's clients, especially those in the apparel industry, who typically ship more goods during the four-month period of August through November in order to fill increased customer orders in anticipation of "back to school" and the ensuing holiday season. The Company realized approximately 40% of its annual factored sales volume during this 4-month period in each of 1994 (approximately $605 million of $1.5 billion annual factored sales) and 1995 (approximately $757 million of $2 billion annual factored sales).

   Management believes that one of the essential tools in maintaining and managing growth of the Company is the monitoring of certain key financial ratios. The Company monitors the key components of its income statement data, such as factoring fees, net interest income, other income, provision for credit losses and operating expenses, as a percentage of its factored sales volume. These key ratios allow the Company to monitor its performance in achieving its goals of (i) obtaining higher gross margins on factoring fee income, (ii) increasing fee income as a percentage of cash employed, (iii) reducing credit losses, (iv) controlling costs, and (v) maximizing return to its investors. Management also monitors both accounts receivable turnover and the aging of customers' accounts receivable, with particular emphasis on amounts greater than 60 days past due.

MONITORING ASSET QUALITY AND CREDIT LOSSES

   The monitoring of asset quality is a routine function performed by management to control credit losses. Monitoring asset quality involves the periodic review, sometimes daily, of such pertinent financial statistics as the aging of the accounts receivable portfolio, accounts receivable turnover, dilution and charge-offs. The Company's allowance for credit losses is determined after evaluating the receivables portfolio, current market conditions, changes in the nature and volume of the portfolio, past loss experience and other pertinent factors.

   Set forth below are those ratios and statistics utilized by management in monitoring asset quality for the five years ended December 31, 1995 and the three month periods ended March 31, 1995 and 1996:

                                                          AS OF DECEMBER 31,                       AS OF MARCH 31,
                                        -----------------------------------------------------  --------------------
                                           1991       1992       1993       1994        1995       1995       1996
                                        --------- ---------  --------- --------- ------------   ---------  ---------
                                                                                                     (UNAUDITED)
                                                                   (DOLLARS IN THOUSANDS)
Provision for credit losses ..........    $2,550     $3,150     $2,645     $2,235      $2,235     $  450     $1,100
Charge-offs net of recoveries  .......    $1,348     $3,164     $2,663     $2,618      $1,028     $  206     $1,397

Allowance for credit losses--specific     $1,398     $  967     $  600     $  160      $1,203     $  244     $  736
Allowance for credit losses--general .    $  791     $1,208     $1,557     $1,614      $1,778     $1,774     $1,948
                                          ------     ------     ------     ------      ------     ------     ------
  Total allowance for credit losses ..    $2,189     $2,175     $2,157     $1,774      $2,981     $2,018     $2,684

Accounts receivable turnover in days          53         54         52         53          53         50         51
Accounts receivable past due more
  than 60 days as a percentage of
  factored receivables ...............      6.72%      6.08%      4.85%      5.17%       3.49%      4.40%      4.86%
Accounts receivable past due more
  than 90 days as a percentage of
  factored receivables ...............      4.31%      2.66%      1.95%      2.35%       2.37%      2.81%      3.04%
Provision for credit losses as a
  percentage of factored sales .......      0.31%      0.30%      0.20%      0.15%       0.11%      0.10%      0.20%
Net charge-offs to factored sales  ...      0.16%      0.30%      0.20%      0.17%       0.05%      0.05%      0.25%
Average receivables ..................  $126,487   $166,506   $204,664   $241,815    $312,124   $269,675   $365,918
Provision for credit losses as a
  percentage of average receivables ..      2.02%      1.89%      1.29%      0.92%       0.72%      0.68%(5)   1.20%(5)
Net charge-offs as a percentage of
  average receivables ................      1.07%      1.90%      1.30%      1.08%       0.33%      0.32%(5)   1.52%(5)
Non-accruing advances ................    $  965     $1,083     $  385     $  739      $2,184     $  293     $2,436
Non-accruing advances as a percentage
  of receivables .....................      0.66%      0.60%      0.17%      0.28%       0.60%      0.10%      0.61%(5)
Provision for credit losses as a
  percentage of average funds
  employed(1)(2) .....................      2.84%      2.91%      2.01%      1.46%       1.08%      0.96%(5)   1.80%(5)
Net charge-offs as a percentage of
  average funds employed(1)(3) .......      1.50%      2.92%      2.02%      1.70%       0.49%      0.44%(5)   2.28%(5)
Non-accruing advances as a
  percentage of funds employed(1)(4) .      0.98%      1.01%      0.28%      0.44%       0.94%      0.14%      0.94%

- ----------
(1) Funds employed are receivables less amounts due to factoring clients.
(2) Computed by dividing provision for credit losses by average funds employed for each period presented. The provision for credit losses as a percentage of average advances for each of the periods presented was lower than the provision for credit losses as a percentage of average funds employed.
(3) Computed by dividing net charge-offs by average funds employed for each period presented. Net charge-offs as a percentage of average advances for each of the periods presented was lower than net charge-offs as a percentage of average funds employed.
(4) Computed by dividing non-accruing advances by funds employed at the end of each respective period indicated. Non-accruing advances as a percentage of advances during each period presented was lower than non-accruing advances as a percentage of funds employed.
(5) Computed on an annualized basis.

   The Company regularly reviews its outstanding accounts receivable and other extensions of credit, such as advances to clients, to determine the adequacy of its allowance for credit losses. Factors such as the level of related credit balances of clients and the impact of economic conditions on the creditworthiness of the Company's clients and the client's customers are given significant consideration in determining the adequacy of the Company's allowance for credit losses. The Company's methodology for calculating its reserve for doubtful accounts has remained consistent for the periods shown above, and includes a specific and general component. Specific reserves are established for receivables and client advances which the Company's management deems to be wholly or partially uncollectible. The general reserve represents 0.75% of those receivables (other than healthcare receivables which have a lower general reserve) that are not specifically reserved for but for which the Company has provided credit guarantees.

   The provision for credit losses as a percentage of factored sales decreased from 0.31% in 1991 to 0.11% in 1995, reflecting the Company's improved loss experience over that period and positive economic trends that benefited the Company's clients and their customers. The provision as a percentage of factored sales increased to 0.20% in the first quarter of 1996, reflecting a higher net charge-off rate. The provision for credit losses as a percentage of average receivables decreased from 2.02% in 1991 to 0.72% in 1995, and the provision for credit losses as a percentage of average funds employed decreased from 2.84% in 1991 to 1.06% in 1995, also reflecting the Company's improved loss experience over that period. The provision for credit losses as a percentage of average receivables and the provision for credit losses as a percentage of average funds employed increased to 1.20% and 1.80%, respectively, in the first quarter of 1996 from 0.68% and 0.96%, respectively, in the first quarter of 1995, reflecting a higher net charge-off rate. Management anticipates that the provision for credit losses during the remainder of 1996 will be higher than during 1995 and more consistent with the Company's historical experience.

   Net charge-offs as a percentage of factored sales ranged from 0.16% to 0.30% in the 1991-1994 period, reflecting normal credit losses consistent with historical experience. Net charge-offs as a percentage of factored sales declined to 0.05% in 1995 as a result of higher recoveries and fewer bankruptcies that affected the Company. The net charge-off percentage increased to 0.25% in the first quarter of 1996 as a result of the charge-off of several large items, including $600,000 related to the bankruptcy of a large Northeastern regional chain store and $200,000 related to a single client loan, $74,000 of which was recovered subsequent to March 31, 1996. Consistent with net charge-offs as a percentage of factored sales, during the period 1991 to 1994, net charge-offs as a percentage of average receivables and net charge-offs as a percentage of average funds employed reflected normal credit losses consistent with historical experience, ranging from 1.07% to 1.90% and 1.50% to 1.70%, respectively. Net charge-offs as a percentage of average receivables and net charge-offs as a percentage of average funds employed decreased to 0.33% and 0.49%, respectively, in 1995, primarily as a result of higher receivable recoveries and fewer bankruptcies affecting the Company in that year. Net charge-offs as a percentage of average receivables and net charge-offs as a percentage of average funds employed increased to 1.52% and 2.28%, respectively, in the first quarter of 1996, as a result of the charge-off of several large items as described above. Management anticipates that net charge-offs during the remainder of 1996 will be higher than during 1995 and more consistent with the Company's historical experience.

   Non-accruing advances as a percentage of funds employed have remained below 1.00% from January 1, 1993 to March 31, 1996, ranging from 0.14% to 0.94% during such period. Non-accruing advances as a percentage of receivables ranged from 0.10% to 0.66% during the same period. Management believes that fluctuations in non-accruing advances within this range are a normal part of the Company's ongoing business and are not significant. Non-accruing advances increased by $200,000 from December 31, 1995 to March 31, 1996, as a result of the Company's placement of a single loan of approximately $1.5 million on non-accrual during such period, which was subsequently paid-off with no loss of principal, partially offset by the repayment of the largest non-accrual advance at December 31, 1995. This advance was approximately $1.4 million at December 31, 1995, and the subsequent repayments resulted in a net charge-off of approximately $126,000.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

   Net income increased from approximately $1.88 million for the three month period ended March 31, 1995 to approximately $1.90 million for the comparable period in 1996, a 1.1% increase, primarily as a result of an increase in the Company's provision for credit losses which offset the increase in revenues. Operating revenues increased from approximately $7.7 million for the three month period ended March 31, 1995 to approximately $9.6 million for the comparable period in 1996, a 24.7% increase, primarily attributable to the increase in the Company's factored sales volume, and the resulting increase in interest income and factoring fees. Factored sales increased from approximately $441.2 million for the three month period ended March 31, 1995 to approximately $564.0 million for the three month period ended March 31, 1996, an increase of 27.8%, with factoring fees increasing by 21.0% from approximately $4.6 million for the three month period ended March 31, 1995 to approximately $5.5 million for the comparable period in 1996. These increases were attributable to continued growth of the Company's New York and California offices and the opening of the Charlotte, North Carolina office in May 1995, as well as the business generated by the Company's healthcare division.

   Although the Company experienced increased factoring fee income as a result of increased factored sales, factoring fee income as a percentage of factored sales declined from 1.03% for the three months ended March 31, 1995 to 0.98% for the three months ended March 31, 1996. This decline was primarily the result of lower factoring fees charged to high volume clients in the New York market and a lower fee structure, partly because of high volume clients, in the Charlotte market. The Company typically receives lower factoring fees from high volume clients because, among other reasons, high volume clients do not have the same servicing needs as smaller clients, requiring less labor intensive services to be performed by the Company, and because there is increased competition for such clients' business. The New York office accounted for 53.0% of the Company's factored sales volume for the quarters ended March 31, 1995 and March 31, 1996.

   Net interest income increased from approximately $2.5 million for the three months ended March 31, 1995 to approximately $3.0 million for the comparable period in 1996, a 23.1% increase, principally as a result of an increase of $54.2 million in average outstanding client advances for the three months ended March 31, 1996 as compared to the same period in the prior year. Net interest income was also favorably impacted by continued interest expense reductions achieved through the issuance of additional Certificates under the Securitized Financings initiated by the Company in June 1994. In particular, as a result of the Company's issuance of an additional $50 million in Certificates in July 1995, the proceeds of which were used to pay down the Capital Facility, the Company was able to reduce the higher interest debt (approximately 8.25% at March 31, 1996) outstanding under the Capital Facility. At March 31, 1996, there were $175 million of Certificates outstanding bearing interest at LIBOR plus 1.25% (approximately 6.63% at March 31, 1996, excluding annualized transaction costs of 0.37%). The Company intends to continue to use the Securitized Financings as a principal funding source for its traditional factoring activities, to the extent available.

   Letter of credit and other fee income increased from approximately $350,700 for the three months ended March 31, 1995 to $753,800 for the three months ended March 31, 1996, an 115.0% increase, primarily due to an increase in letter of credit fees of approximately $101,200 or 67.8% for the three month period ended March 31, 1996 as compared to the comparable period in 1995. In addition, other fee income increased by $301,933 for the quarter ended March 31, 1996 as compared to the quarter ended March 31, 1995.

   Operating expenses as a percentage of operating revenues increased from 53.3% to 55.2% for the three month period ended March 31, 1996 as compared to the three month period ended March 31, 1995. This increase was primarily the result of the increase in salaries and office expenses related to the opening of the Company's North Carolina office in May 1995.

   The provision for credit losses increased from $450,000 for the three months ended March 31, 1996 to approximately $1.1 million for the three months ended March 31, 1996. This increase is primarily attributable to an increase in outstanding accounts receivable, and a $200,000 charge-off on a single client, $74,000 of which was recovered subsequent to March 31, 1996. In addition, recoveries during the three month period ended March 31, 1995 were approximately $110,000 greater than recoveries during the comparable period in 1996. Provisions for credit losses as a percentage of factored sales increased to 0.20% at March 31, 1996 as compared to 0.10% for the comparable period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   Net income increased from approximately $6.1 million during 1994 to approximately $8.7 million for 1995, a 42.6% increase, primarily as a result of increased operating revenues generated from increased factored sales. Operating revenues increased from approximately $27.4 million for 1994 to approximately $35.3 million for 1995, a 28.5% increase, primarily attributable to the increase in the Company's factored sales volume, and the resulting increase in interest income and factoring fees. Factored sales increased from approximately $1.5 billion for 1994 to approximately $2 billion for 1995, an increase of 30.2%, with factoring fees increasing by 12.4% from approximately $17.4 million for 1994 to approximately $19.5 million for 1995. A significant portion of these increases were attributable to continued growth of the Company's New York and California offices and the opening of the Charlotte, North Carolina office, as well as the business generated by the Company's healthcare division.

   Although the Company experienced increased factoring fee income as a result of increased factored sales, factoring fee income as a percentage of factored sales has declined from 1.13% for 1994 to 0.98% (1.03% excluding asset-based lending activities) for 1995. This decline was primarily the result of lower factoring fees charged to high volume clients in the New York market and a lower fee structure, partly because of high volume clients, in the Charlotte market. The Company typically receives lower factoring fees from high volume clients because, among other reasons, high volume clients do not have the same servicing needs as smaller clients, requiring less labor intensive services to be performed by the Company, and because there is increased competition for such clients' business. The New York office accounted for 48.0% of the Company's factored sales volume for 1995, compared to 53.0% for 1994.

   Net interest income increased from approximately $7.3 million for 1994 to approximately $11.8 million for 1995, a 62.3% increase, principally as a result of a $57.3 million increase in average outstanding client advances for 1995 compared to 1994. Net interest income was also favorably impacted by continued interest expense reductions achieved through the issuance of additional Certificates under the Securitized Financing initiated by the Company in June 1994. The Company issued an additional $25 million of such certificates in December 1994, and an additional $50 million in July 1995. This allowed the Company to reduce the higher interest debt outstanding under the Capital Facility (approximately 8.75% at December 31, 1995). At December 31, 1995, there were $175 million of Certificates outstanding bearing interest at LIBOR plus 1.25% (approximately 7.19% at December 31, 1995, excluding annualized transaction costs of 0.37%).

   Letter of credit and other fee income increased from approximately $1.2 million in 1994 to approximately $2.0 million in 1995, a 66.7% increase, primarily as a result of an increase in letter of credit fees of approximately $305,000 in 1995 as compared to 1994, and an increase in overadvance fees of approximately $332,000 in 1995 as compared to 1994. In addition, fees related to field examinations increased by approximately $91,000 in 1995 as compared to 1994. Overadvances represent loans to clients in excess of the factored accounts receivable, substantially all of which are collateralized by assets other than receivables. All of the foregoing increases were principally the result of increased factoring volume in 1995.

   Operating expenses increased as a percentage of operating revenues, increasing from approximately 51.5% in 1994 to approximately 52.3% in 1995. The increase was the result of the opening of the North Carolina office in May 1995, and increases in salaries and benefits related principally to increased staff levels in the healthcare division and the hiring of personnel for the North Carolina office.

   The provision for credit losses was approximately $2.2 million in both
1994 and 1995. The provision for credit losses as a percentage of factored sales declined from 0.15% in 1994 to 0.11% in 1995. The Company's allowance for credit losses is determined after evaluating the receivables portfolio, current market conditions, changes in the nature and the volume of the receivables portfolio and past loss experience. Management believes that the decline in net charge-offs over such period reflects the Company's policies and practices of (i) generally refraining from providing factoring services to certain industries, (ii) carefully screening and selecting new clients, (iii) maintaining stringent underwriting criteria and using good credit judgment, (iv) using diligent monitoring procedures and (v) avoiding a significant concentration in any one client or clients. Although management attributes this positive trend primarily to the procedures it employs in monitoring asset quality, which procedures have kept losses on client advances at negligible levels and customer credit losses at their lowest level in the past three years, there can be no assurances that such levels will be sustained by the Company in the future. Non-accruing advances at December 31, 1995 were approximately $2.2 million compared to approximately $739,000 at December 31, 1994. This increase was primarily attributable to advances to a single client, most of which were collected in 1996.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

   Net income increased from approximately $4.3 million in 1993 to approximately $6.1 million in 1994, a 41.5% increase, primarily as a result of increased operating revenues generated from increased factored sales. Operating revenues increased from approximately $23.5 million in 1993 to approximately $27.4 million in 1994, a 16.9% increase, and was primarily attributable to a significant increase in the Company's factored sales, and the resulting increase in factoring fees. Factored sales increased from approximately $1.3 billion in 1993 to approximately $1.5 billion in 1994, an increase of 15.8%, with factoring fees increasing by 13% from approximately $15.4 million in 1993 to approximately $17.4 million in 1994. A significant portion of these increases was attributable to continued growth of the Company's New York office.

   Although the Company experienced increased factoring fee income as a result of increased factored sales, factoring fee income as a percentage of factored sales declined slightly, from 1.16% in 1993 to 1.13% in 1994. This decline was primarily the result of lower rates for factoring fees experienced on several large client relationships where expenses as a percentage of factored sales are also lower.

   Net interest income increased from approximately $5.7 million in 1993 to approximately $7.3 million in 1994, a 28.8% increase, primarily as a result of a $21.8 million increase in average client advances outstanding in 1994 compared to 1993, and interest expense reductions achieved as a result of the issuance in June 1994 of $100 million in certificates under the Securitized Financings. These certificates bear interest at LIBOR plus 1.25% and were used to (i) repay in full the outstanding balance under a $15 million loan from an unaffiliated bank, where the Company paid LIBOR plus 1.75%, and (ii) reduce the amount outstanding under the Capital Facility which bears interest at the prime rate.

   Letter of credit and other fee income increased from approximately $1.1 million in 1993 to approximately $1.2 million in 1994 representing a 10% increase.

   The Company's total expenses increased from approximately $15.7 million in 1993 to approximately $16.4 million in 1994, a 4.2% increase, primarily as a result of increases in salaries and benefits associated with the growth in New York and California, as well as operations in the Florida office.

   The provision for credit losses decreased from approximately $2.6 million in 1993 to approximately $2.2 million in 1994, a 15.5% decrease. As a percentage of factored sales, the provision for credit losses declined from
 .20% in 1993 to .15% in 1994. The Company's allowance for credit losses is determined after evaluating the receivables portfolio, current market conditions, changes in the nature and volume of the receivables portfolio and past loss experience.

LIQUIDITY AND CAPITAL RESOURCES

   Since June 1994, the Company has relied upon an asset securitization program, the Securitized Financings, as its principal source of funding. This funding is supplemented by the Capital Facility and, more recently, the Other Bank Facility.

   Through March 31, 1996, the trust created in connection with the Securitized Financings had issued three series of asset-backed certificates (each, a "Certificate") aggregating $175 million under the

Securitized Financings, including $100 million in June 1994, $25 million in December 1994 and $50 million in July 1995. All of the Certificates were issued to life insurance companies. Initially, the Certificates were rated "AA" by Duff & Phelps Credit Rating Company and "A" by Fitch Investors Services, Inc. Approximately one year after its initial rating, Fitch Investors Services, Inc. upgraded its rating of the Certificates to "AA". The scheduled maturity date of the Certificates corresponding to each series is December 1999 ($100 million), June 2000 ($25 million), and January 2001 ($50 million), respectively. The Certificates issued under each series bear interest at LIBOR plus 1.25% before transaction costs (approximately 7.19% at December 31, 1995 and 6.63% at March 31, 1996, excluding annualized transaction costs of 0.37% during such periods). Interest is payable monthly. However, an early amortization event will occur if the Company fails to satisfy certain financial covenants. The principal financial covenants contained in the Securitized Financing agreements that the Company must satisfy include, (i) consolidated net worth in excess of $18.5 million, (ii) tangible equity ratio of at least 6%, (iii) accounts receivable non-payment percentage of no more than 18%, (iv) 60-day accounts receivable percentage of no more than 10% of total accounts receivable, (vi) weighted average factoring fee of at least 0.75%, and (vii) weighted average accounts receivable turnover of less than 70 days, (viii) accounts receivable dilution of no more than 11%, (ix) accounts receivable payment ratio for three consecutive periods of more than 40%, (x) aggregate amount of subordinated certificates of no more than 25% of senior certificates, (xi) subordinated certificates equal to or greater than 7% of total certificates and (xii) value of accounts receivable transferred to the Trust (as defined below) of no less than 135% of aggregate certificates. In addition, there are other covenants relating to the collateral, including required capital levels, maximum dilution and delinquency ratios and minimum subordination levels. The Company is in material compliance with these and all other covenants contained in the Securitized Financing agreements. The Company may continue to use the Securitized Financings for funding, provided eligible Advances are available for transfer to the trust created to accommodate the Securitized Financings (the "Trust") for future funding through new series. Generally, all of the Advances made by the Company, with the exception of those made by its healthcare division, as well as certain asset-based loans, are eligible for transfer to the Trust. As of March 31, 1996, the Company had transferred to the Trust Advances aggregating nearly $224 million. Additionally, in connection with any additional secured indebtedness to be incurred by the Company, the Securitized Financings require that all additional secured lenders enter into an intercreditor agreement with the holders of the Certificates and the trustee of the Trust. The Securitized Financings permit future purchases to the extent that the Company generates eligible Advances. The Company used all of the funding it has obtained through the Securitized Financings to (i) repay in full the outstanding balance under a $15 million loan from an unaffiliated bank, where the Company paid interest of LIBOR plus 1.75%, and (ii) pay down the indebtedness under the Capital Facility.

   In May 1996, CF One sold the CF One Notes which notes are collateralized by subordinated certificates that were issued in connection with the Company's Securitized Financings. The CF One Notes, which are due and payable in July 2001, bear interest at an annual fixed rate of 7.95% and are rated "BBB" by both Duff & Phelps Credit Rating Company and Fitch Investors Services, Inc. The principal purpose for the issuance of the CF One Notes was to allow CF One to obtain additional financing by taking advantage of the favorable financing terms resulting from an increase in the value of the subordinated certificates held by CF One which are collateralized by assets held by the Trust. The increase in the value of the subordinated certificates held by CF One was the result of the favorable performance of the receivables and other assets held in the Trust's portfolio.

   Under the Capital Facility, the Company also has a $125 million unsecured revolving line of credit with Capital Bank, the Company's sole shareholder, pursuant to which the Company had outstanding borrowings of approximately $69.8 million at March 31, 1996. The indebtedness under the Capital Facility bears interest at the prime rate, as published in The Wall Street Journal (8.25% at March 31, 1996), is subject to annual review by Capital Bank each June and is due on demand. The Facility has been in place since 1985 and historically has been renewed for one-year periods in June of each year. Interest under the Capital Facility is payable monthly. The Company generally has used the Capital

Facility to make Advances to its clients. The net proceeds of this offering will be used to reduce the Company's indebtedness under the Capital Facility.

   In March 1996, the Company entered into the Other Bank Facility, a revolving credit facility with an unaffiliated bank in the amount of $40 million which was closed in April 1996. Indebtedness under the Other Bank Facility will be secured by Advances not transferred to the Trust or eligible for transfer to the Trust, most of which were made by the Company's healthcare division or were asset-based loans, as well as all of the equipment used by the Company in its operations. In order for the Other Bank Facility to be fully funded, the Company would have to pledge an amount in excess of $57 million in Advances. The indebtedness under the Other Bank Facility may not exceed 70% of the value of the Advances pledged by the Company as collateral for such indebtedness. The Company currently has borrowings of approximately $22 million outstanding under the Other Bank Facility. The indebtedness under the Other Bank Facility bears interest at a rate of LIBOR plus 2.15%, payable monthly. The indebtedness under the Other Bank Facility matures upon termination in March 1999, although it will be automatically renewed for additional one year periods unless the Company or the lender terminate it. The Other Bank Facility contains certain financial covenants and ratios, including those relating to the Company's debt to net worth (no less than 1 to 1), profitability ($5.2 million of annual consolidated net income) and positive net cash flows (more than $1 per quarter). Funds borrowed under the Other Bank Facility were used by the Company to pay down indebtedness under the Capital Facility, and to fund certain of the Company's healthcare financing activities and asset-based lending activities.

   In addition to the continued availability of the above financing, the Company's future liquidity will continue to be dependent upon its ability to collect the accounts receivables purchased from its clients. Of the Company's approximately $401.5 million of accounts receivable outstanding at March 31, 1996, approximately $169.5 million have balances exceeding $1 million. These customers are primarily large national or regional department store chains or specialty retailers. At March 31, 1996, the largest amount due from any one customer, a national chain store, was approximately $18.8 million. In addition, the Company's accounts receivable turned over in an average of 53 days during 1995 and 51 days during the three months ended March 31, 1996.

   The Company had no material commitments for capital expenditures as of March 31, 1996. The Company has signed a letter of intent to purchase substantially all of the assets of a specialized financial services company, subject to negotiation of a definitive agreement containing, among other things, representations and warranties thata there have been no material adverse changes in the seller's operations, financial condition or business prospects and several other conditions, including the Company's satisfactory completion of due diligence and the receipt of all required regulatory and other approvals, if any. Pursuant to the letter of intent, the purchase price would be $900,000 over the book value of the assets acquired (estimated by the seller to be between $7 million and $10 million), plus an additional amount up to $900,000 payable over 3 years if certain contingencies are met. If the acquisition is consummated, the Company would use the Capital Facility to fund the acquisition. Although the Company has no present plans for other acquisitions, the Company would consider appropriate potential acquisitions as and if they arise. The Company would need to utilize the above financings and potentially other financings to fund any such acquisitions.

   Management believes that it has the corporate infrastructure in place to support its earnings growth for the foreseeable future. Management also believes that funds available under the Company's current credit facilities (assuming such facilities are renewed or replaced with similar facilities) and cash flow from operations will be sufficient to satisfy the Company's working capital requirements for at least 12 months after this offering.

EFFECTS OF INFLATION

   The Company believes that inflation has not had a material impact on its results of operations.

                                   BUSINESS

GENERAL

   The Company is a specialized financial services company principally engaged in providing receivables-based commercial financing and related fee-based credit, collection and management information services. The Company's clients are primarily small to medium size companies in various industries, including textile and apparel and furniture manufacturing, and, recently, entities involved in the healthcare industry. The Company operates through four offices located in New York City, Los Angeles, Charlotte and its headquarters in South Florida. In late 1994, the Company began to expand its asset-based lending business. Management expects healthcare financing and asset-based lending to contribute significantly to the growth of the Company, although there can be no assurance that this will be the case. The Company currently has over 400 clients who generate annual sales of $500,000 to over $100 million, and services over 100,000 customers of those clients.

   The Company generally provides financing to its clients through the purchase of accounts receivable owed to the Company's clients by the clients' customers, usually on a non-recourse basis, as well as by guaranteeing amounts due under letters of credit issued to the Company's clients which are collateralized by accounts receivable and other assets. The purchase of accounts receivable is usually known as "factoring" and results in the payment by the client of a factoring fee, generally equal to 0.5% to 2% of the factored sales volume. No money is paid to the client at the time the Company purchases the client's receivables. Instead, the Company records a liability to the client on its books for the purchase price of the receivable. Generally, the Company and the client notify the client's customer to make all payments on the receivable directly to the Company. In most cases, a client's customers are other commercial entities and the client does not deal directly with individuals. In healthcare financing, the client's customers are individuals, but the client's receivables are mostly from third-party obligors. See "--Healthcare Financing."

   The Company guarantees the collection of each client's pre-approved receivables or receivables from each client's customers with pre-approved credit lines. Payment for receivables which are credit-approved by the Company is made to the client after collection from the client's customer or, if the receivable is not paid based solely on the customer's financial inability to pay, payment is made to the client within 120 days after the due date of the receivable. Frequently, the Company also advances funds to its clients prior to collection of receivables, charges interest on such advances (in addition to any factoring fees) and satisfies such advances from receivables collections. All payments to clients are reduced by amounts outstanding to the Company, such as the factoring fee charged to the client or any outstanding advances to the client. Interest charged on such advances is generally equal to 1% to 4% over prime. Management believes that the generally short-term and floating rate characteristics of its advances and the floating rate of its financings result in minimal interest rate exposure. Approximately 30% of the Company's clients use only the credit protection and management information services offered by the Company in connection with the purchase of their accounts receivable, and do not obtain advances against the purchased receivables from the Company.

   The Company has grown significantly in size and profitability, with a compounded annual growth rates in operating revenues and net income of 23.6% and 50.0%, respectively, during the period 1991 through 1995, and a compounded annual growth rate in factored sales volume of 24.8% for the same period. For 1995, the Company's operating revenues, net income and factored sales volume increased by 28.5%, 42.7% and 30.2%, respectively, over 1994 and increased by 24.7%, 1.1% and 27.8%, respectively, in the three month period ended March 31, 1996 as compared to the same period in 1995. The Company's operating strategy includes (i) managing credit risk to ensure consistent and stable growth, (ii) increasing market penetration through offices in key factoring centers, (iii) recruiting and retaining experienced personnel who use a team approach to provide quality service and (iv) diversifying by product and industry, especially in healthcare financing, which management believes has significant growth potential.

BACKGROUND OF THE COMPANY

   Factors was acquired by Capital Bank in May 1985, at which time Factors had one office in South Florida and total assets of less than $6 million, compared to total assets of $399.5 million as of December 31, 1995. Factors grew rapidly during 1985 and the first six months of 1986, but sustained losses during these periods. In 1986, Factors hired a new management team, including the current President and Chief Executive Officer of Holding and Factors and two members of the current senior management team located in Florida. Factors, under this management, acquired the Los Angeles regional office in August 1989, which was initially staffed with former officers of NatWest Commercial Services, Inc., and opened the New York regional office in April 1990, which was initially staffed with former officers of Bankers Trust Factors. Factors experienced substantial growth in the early 1990s, and added several key executive officers. In September 1994, the Company established a healthcare division and, in late 1994, the Company also began asset-based lending. The Company opened its Charlotte regional office in May 1995, initially staffed with former executives of Barclays Commercial Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of increases in factored sales volume in the newer offices.

   Holding is a wholly-owned subsidiary of Capital Bank, a Florida commercial bank, which is a wholly-owned subsidiary of Bancorp. Holding was formed in June 1994 in order to serve as the holding company for Factors and to accommodate the issuance of asset-backed certificates in connection with the Securitized Financings which have been issued pursuant to several private placements . Additionally, in 1994, Holding formed another subsidiary, CF One, and Factors formed a subsidiary, CF Funding Corp. Both CF One and CF Funding Corp. were created to accommodate the issuance of the asset-backed certificates. CF One holds subordinated certificates issued by the Trust, created in connection with the Securitized Financings, which it purchased with funds contributed to it by Holding. Pursuant to the Securitized Financings, Advances made by Factors that were collateralized by third party accounts receivable and, in certain cases, by cash, letters of credit, inventory or other collateral provided to Factors were sold to CF Funding Corp., which subsequently transferred the Advances to the Trust. The Trust issued Certificates, which were sold to institutional buyers through several private placements. The aggregate amount of Certificates presently outstanding is $175 million, of which $100 million was issued in June 1994, $25 million was issued in December 1994 and $50 million was issued in July 1995. Each Certificate evidences an interest in the Trust's assets and the right to receive the payment of principal in the face amount of the certificate and interest from the Trust. The Trust's assets consist principally of the Advances, as well as funds collected or to be collected in respect of the Advances and the collateral therefor. Factors is responsible for servicing the Advances owned by the Trust. Subordinated certificates were also issued by the Trust to CF One in connection with each of the Securitized Financings ($15 million in June 1994, $3.75 million in December 1994 and $7.50 million in July 1995). The Company utilized the Securitized Financings because, among other reasons, it offered the Company a less costly financing alternative and, under applicable regulatory restrictions, the Company was unable to increase its borrowings under the Capital Facility. Although the Company has no present plans to complete any additional Securitized Financings during the next 12 months, if an opportunity arises which would allow for any additional Securitized Financings, the Company would likely seek to issue additional Certificates thereunder.

MARKET FOR COMPANY SERVICES

   Traditionally, the factoring client base has consisted of members of the textile and apparel industries, furniture manufacturers, electronics and home furnishings organizations, wholesalers, distributors and service organizations. Approximately 76.0% of the Company's clients are in the textile and apparel industry and 10.8% are manufacturers of furniture and home furnishings. Clients who, for various reasons, have insufficient or less effective in-house staff, equipment or procedures to monitor customers, manage accounts receivable or protect against credit loss, also use factors to provide such services. These include both mature and younger companies. For example, as the retail industry becomes more fragmented due to an increased number of specialty stores challenging department stores, mass merchants and discounters, suppliers are faced with a larger universe of buyers and may experience higher costs to maintain their credit and receivables department and increasing paper flow, requiring more sophisticated systems. As clients experience these rising costs, credit, collection and management information services such as those provided by the Company become economically and operationally more attractive. In addition, manufacturers benefit from factoring because it allows them to turn inventory more quickly, particularly if they receive cash advances, which may be used to produce more inventory that could not have been produced if the manufacturer had waited to be paid by its customer.

   The Company, as well as the factoring industry, has historically experienced and expects to continue to experience seasonal fluctuations in its factored sales volume and factoring fees, which generally have been highest during the period from August through November. A principal reason for the fluctuation in the Company's factored sales volume and factoring fees is the seasonality in the sales of certain of the Company's clients, especially those in the textile and apparel industry, who typically ship more goods during such 4-month period in order to fill increased customer orders in anticipation of "back to school" and the ensuing holiday season. The Company realized approximately 40.0% of its annual factored sales volume in each of 1994 (approximately $605 million of $1.5 billion annual factored sales) and 1995 (approximately $757 million of $2 billion annual factored sales) during this 4-month period. Historical experience also indicates that the Company's factored sales volume and factoring fees are at their lowest during the period from December through February. Such seasonal fluctuations can be seen by a review of the Company's quarterly factored sales volume and net income for the 3-year period ended December 31, 1995, as set forth below:

                                     FIRST       SECOND        THIRD        FOURTH        FULL
                                    QUARTER      QUARTER      QUARTER       QUARTER       YEAR
                                  -----------  -----------  -----------   ----------- -------------
                                                        (DOLLARS IN THOUSANDS)
1993     Factored Sales Volume      $296,710     $319,767     $341,953      $368,372     $1,326,802
         Net Income ............        $824         $991       $1,154        $1,336         $4,305
1994     Factored Sales Volume      $328,855     $365,176     $423,884      $419,045     $1,536,960
         Net Income ............      $1,128       $1,110       $1,769        $2,085         $6,092
1995     Factored Sales Volume      $441,211     $460,407     $561,222      $538,523     $2,001,364
         Net Income ............      $1,883       $2,069       $2,524        $2,217         $8,693

   One fast-growing market is healthcare financing, which the Company has recently entered. Typical clients include hospitals, nursing homes, doctor groups, home treatment centers, home healthcare service providers, temporary nursing or staffing services and providers of durable medical equipment. These entities often have long waits for receivables to be paid, but steady needs for cash, and, accordingly, are less subject to seasonal changes. See "--Healthcare Financing."

INDUSTRY OVERVIEW

   Financial service companies which compete with the Company are widely known as factors and typically service retail trade clients with a large number of customers, requiring intensive customer credit and operational support. Factoring companies service industries such as apparel, textiles, shoe, carpeting and furniture, frozen foods, housewares, electronics, toys and other service-related industries, including hospitals, medical companies and employment services. Such industries benefit from the use of credit, collection and management information services such as those provided by the Company because factoring companies can (i) achieve economies of scale in evaluating the credit quality of various customers and processing receivables and (ii) help clients to achieve more stable cash flows and additional credit facilities.

   Factoring has been a method of working capital financing in the United States for over 200 years. Traditionally, the industry has focused on the purchase of receivables in the apparel and furniture industries, but recently, new industries, including healthcare providers, have begun factoring. The factoring industry has undergone considerable consolidation over the past several years; as a result, the industry is characterized by a small number of very large factors operating nationally, with a multitude of small companies generally operating on a local or regional basis.

   In a recent survey, the largest fourteen factoring companies reported volume in 1995 of $60.9 billion, an increase of 48% over reported volume in 1988. The Company had a 3.3% share of this reported volume for 1995.

STRATEGY

   The Company provides fee-based services to its clients, including credit, collection and management information services, and also makes advances to its clients. Each of the Company's regional offices is staffed with a business development manager, who has the primary responsibility for generating new business. Potential new clients are often identified from (i) referrals by previous and existing clients, accountants and lawyers, (ii) direct mail efforts and (iii) direct telemarketing efforts. The Company also attempts to expand its network through (i) mailings and magazine and trade journal advertisements to increase its name recognition, (ii) cultivating its existing referral relationships and (iii) soliciting additional referral relationships. Since the Company opened its Charlotte office in 1995, management believes that it has a network in place to meet the needs of its target client base in the key markets for factoring services. Additional expansion and growth is contemplated through product diversification, such as through healthcare financing, as well as asset-based lending.

   Management believes that the Company's growth has been primarily attributable to the following operating strategies:

   /bullet/ MANAGEMENT OF CREDIT RISKS. The Company manages credit risks associated with collection of accounts receivable and advances to clients primarily by (i) conducting extensive financial and business due diligence on both clients and their customers before entering into a factoring arrangement with a client or establishing credit limits for customers, (ii) adhering to written guidelines set forth in a Loan and Credit Policy Manual distributed to all credit and collection employees, and (iii) monitoring outstanding accounts receivable and advances on a daily basis in order to alert the Company to potential problems in a timely manner.

   /bullet/ INCREASED MARKET PENETRATION. The Company believes that it has been able to increase market penetration by servicing a wide range of clients nationally through its regional offices located in key factoring centers. In addition, by providing its clients with personalized, flexible cost-efficient and effective service, the Company allows clients to be more responsive to their customers and to devote more time to the management of other aspects of their business.

   /bullet/ EXPERIENCED PERSONNEL WHO USE A TEAM APPROACH. Management believes that the quality of service provided to its clients is a critical factor to the Company's growth. In order to provide quality services, the Company strives to recruit and retain management and other personnel with significant industry experience, as well as a commitment to client service. The Company's account executives, credit officers and operations officers work together under the supervision of management to service the Company's clients. As a result of this strategy, the Company's clients and the customers of such clients interact with experienced personnel working as a team.

   /bullet/ DIVERSIFICATION BY PRODUCT AND INDUSTRY. As part of its operating and growth strategy, the Company offers different variations and combinations of its traditional products and services to clients and has recently expanded into healthcare financing and asset-based lending. Asset-based lending, in particular, provides the Company a vehicle to finance clients who may not need its other services and who have different financial needs than general factoring clients. Although the Company has a high concentration of clients in the textile and apparel industry and furniture manufacturing industry, the Company provides services to companies in various industries. In addition to traditional factoring clients, the Company now provides accounts-receivable financing to various clients in the healthcare industry. Diversification provides the Company with a potential client base that has significant growth potential, which may be serviced from its existing offices.

FACTORING ARRANGEMENTS

  FACTORING AGREEMENT

   After the Company has completed a financial and business analysis on a potential client and its customers, the Company will enter into a factoring agreement with approved clients. Many of these factoring agreements provide for advances to be made by the Company based on a client's receivables. The factoring agreement typically appoints the Company as the client's sole factor for all accounts receivable, generally for a term of one year. The Company can usually terminate the agreement at any time upon 30 days' prior written notice to the client.

   Once the factoring agreement has been executed, the Company will purchase the client's accounts receivables for the face amount of the receivables, less certain specified discounts, including the Company's factoring fee, and other deductions. No money is paid to the client upon the purchase of the receivables. Instead, the Company records a liability on its books for the purchase price of the receivable. Generally, the Company and the client notify the customer to make all payments for the receivable directly to the Company. In most areas, a client's customers are other commercial entities and the client does not deal directly with individuals. In healthcare financing, the client's customers are individuals, but the client's receivables are mostly from third-party obligors.

   The Company guarantees the collection of each client's pre-approved receivables or receivables from each client's customers with pre-approved credit lines. Payment for the receivable is made to the client after collection from the customer or, in the event the collection of the receivable was guaranteed by the Company and the receivable was not paid based solely on the customer's financial inability to pay, payment is made to the client within 120 days after the due date of the receivable. If the customer fails to pay the receivable for any reason other than financial inability to pay, such as a dispute regarding defective merchandise, the Company has no obligation to pay the client for the receivable, notwithstanding guarantee of the receivable by the Company. All payments to clients are reduced by amounts outstanding to the Company, such as the factoring fee charged to the client or any outstanding advances to the client.

   At the time the Company purchases the client's accounts receivable, the client becomes obligated to pay the Company a fee, generally equal to 0.5% to 2.0% of the gross amount of the receivable (not reduced by any discounts that may have been provided to the customer for early payment). Typically, the fee is paid from the proceeds of the accounts receivable collections. The factoring fee paid by the client is not related to the collectibility or non-collectibility of the purchased accounts receivable. Accordingly, even if the Company is not obligated to pay for a guaranteed receivable because of a dispute between the client and its customer, or if payment of the receivable was not guaranteed by the Company, the factoring fee is due from the client on such receivable. The factoring fee charged by the Company depends on various considerations, such as the length of time the receivables are expected to be outstanding, the monthly volume of receivables generated by the client, the anticipated administrative costs and the perceived level of risk. Management believes that its factoring fees remain competitive with other factoring companies, primarily because of the type of client serviced by the Company (generally, clients generating less than $50 million in sales) and the type and quality of services provided to its clients.

  SERVICES

   The Company offers an interrelated package of financial services which meets a variety of the business and financing needs of its clients. The Company's services are designed to allow clients to be more responsive to their customers and to devote more time to the management of other aspects of their business. The Company's clients and the range of products and services offered distinguish it from certain other commercial finance companies and asset-based lenders because the Company's main focus is to provide fee-based services, as well as act as a lending source for many of its clients. Management believes that it generally can provide these fee-based services in a more cost-efficient manner than its clients because of economies of scale.

   CREDIT, COLLECTION AND MANAGEMENT INFORMATION SERVICES. The Company provides its clients with access to credit management, collection and information services, including certain computerized accounting services, as well as the equivalent of credit insurance. Each of the Company's regional offices is staffed with a credit department of between 10 to 30 people. The credit department, at the direction of the credit officer, conducts the credit checks on client's customers, analyzes the information and makes a recommendation as to the amount of credit to be extended, if any. If the Company approves the credit of the customer, in accordance with written guidelines established by the Company, then the Company will purchase the receivable for a fee and guarantee the collection of the receivable based solely on the customer's financial ability to pay the receivable. If the Company did not approve the credit of the customer, the Company purchases the receivable for a fee, but will not guarantee collection of the receivable.

   Except with respect to much of the Company's healthcare financing, upon purchase of the receivable by the Company, the client notifies the customer that all payments on the receivable should be sent to the Company. The Company also notifies the customer that it has purchased the receivable and provides payment instructions to the customer. All payments are sent to the Company's operations department in Florida. The regional collection departments monitor the collection of the accounts receivable and make necessary follow-up calls if payment is not received on a timely basis. Where necessary, the Company will press for collections. Company staff is trained to seek collections in a courteous and professional manner so as not to adversely affect a client's relationship with its customers. In certain circumstances, the Company will use the services of independent collection agencies. See "--Monitoring and Oversight Policies--Receivables Portfolio."

   In addition, the Company provides various management information services to its clients, including (i) a monthly analysis that includes an aging schedule of all open receivables by customer and (ii) information as to the creditworthiness of its customers.

   ADVANCES. The Company may also make advances to its clients, with interest charged on such advances, generally equal to 1% to 4% over prime. These fees are generally higher than the fees charged by banks because a factor provides startup and expanding businesses more financial flexibility, in addition to credit and other services. This flexibility is primarily due to the fact that a bank, in making a determination as to the amount that it would advance a borrower, will customarily be more inclined to review the borrower's net worth, capital and general financial condition, while a factor will place greater emphasis on the borrower's collateral, particularly its receivables, and, correspondingly, the credit-worthiness of its customers. Interest accrues on the advance from the date the advance is made until the date the Company would otherwise be obligated to pay the client for purchased receivables. Advances are made on receivables before they are due or collected by the Company based upon a stipulated percentage of the net face value of aggregate outstanding receivables, usually ranging from 75% to 90%. Advances are payable upon demand. All advances must be approved in accordance with the written guidelines established by the Company. Such guidelines provide that advances shall be under a duly authorized line approved at the time an arrangement is established, taking into account the funding needs and financial strength of the client and other credit factors, the anticipated performance of the collateral and within an advance formula applied to eligible accounts receivable taking into account anticipated dilution. Approximately 70% of the Company's clients obtain advances from the Company. A number of these clients might not otherwise qualify for financing of a comparable level from traditional sources. From time to time, the Company makes advances in excess of a client's receivables to the extent needed by such client because of the seasonality of its business or otherwise. These overadvances may be secured by one or more of a client's inventory, other assets or personal guarantees or may be unsecured.

   OTHER FINANCING SERVICES. The Company also provides other fee-based financial services to its clients, including guarantees of commercial letters of credit and standby letters of credits. Most, if not all of such letters of credit are issued by Capital Bank. See "Certain Transactions." The Company may also provide financial guarantees for its clients. Commercial letters of credit are issued to facilitate certain trade transactions for the clients of the Company, principally the purchase of goods. Standby letters of credit and financial guarantees are conditional commitments issued to guarantee the performance of a client to a third party. The Company guarantees letters of credit and issues financial guarantees only for clients with which the Company has factoring or other financing arrangements. Generally, the Company requires collateral to support these commitments and the collateral held varies, but may include cash, inventory, real estate and the client's reserve balance.

MONITORING AND OVERSIGHT POLICIES

  RECEIVABLES PORTFOLIO

   The quality of purchased receivables is the Company's primary security against credit losses. Accordingly, the Company conducts an extensive financial and business analysis on a client prior to entering into a factoring arrangement with the client, and on the client's customers, prior to the establishment of credit lines for a customer. The Company focuses on such items as the age of receivables, the quality of management and the ethical character of a prospective client's owners, as well as the diversity of its customer base. The Company generally seeks to avoid situations where a significant percentage of a prospective client's receivables are from one customer. Pursuant to Company policy, all factoring arrangements must conform to the guidelines set forth in the Company's Loan and Credit Policy Manual, a written manual provided to all credit and collection employees of the Company. The manual establishes guidelines governing credit criteria, lending limits and required approvals, as well as documentation requirements related to such matters as UCC filings, guarantees, subordinations, shipping documents and financial reporting. There can be no assurance, however, that adherence to the Company's written guidelines will result in full collection of the purchased receivables or that such guidelines will be complied with in every instance. See "--Credit Loss Policy and Experience."

   Each of the Company's regional offices is staffed with one or more field examiners who visit the office of each potential client for diligence purposes. In certain situations, the Company will also use the services of independent certified public accountants to assist the field examiners. In addition to on-site visits, the Company's field examiners will review current financial statements and business references of the client and personal financial statements of the principals of the client and its major shareholders. The Company's field examiners also conduct periodic field examinations of and visits with clients to continue to learn about the client's operation. The Company generally requires business plans for start-up ventures. Additionally, each of the Company's regional credit departments makes routine random telephone calls and mails written requests to customers to verify the existence and the terms of receivables purchased from clients and obtains shipping evidence for all invoices purchased, as well as remaining in communication with the client.

   After the necessary financial and business information has been collected and reviewed, if the Company intends to enter into a factoring arrangement with the proposed client, a written proposal of the terms of the proposed factoring arrangement is prepared. The proposal includes, among other things,
(i) the amount of the factoring fee to be charged, (ii) anticipated accounts receivable purchases to be generated by the client and (iii) the interest rate to be charged on advances, if applicable. All new factoring arrangements are approved by the Company's President and the respective regional manager. If the factoring arrangement provides for advances to the client against purchased receivables, additional approvals are required. See "--Client Advances" below.

   Each of the Company's clients is serviced by a team of Company personnel. Clients are assigned to an account executive and credit officer in one of the Company's four regional offices, and an operations officer in the Florida executive office. The account executive is the client's primary contact with the Company. The account executive is responsible for managing the assigned client relationship, including approval of client advances, and obtaining necessary documentation prior to any advances to the client. Requests for customer credit approvals or increases in customer credit lines are directed to the credit officer. The operations officer is responsible for the processing of all receivables, including application of payments and invoice handling. In addition, the Company's senior management team will often meet with clients to discuss problems, if any, and monitor client satisfaction.

   Pursuant to the Company's Loan and Credit Policy Manual, the Company follows certain credit guidelines. Prior to the establishment of a credit line for a client's customer, the Company conducts a credit check on the customer and obtains a credit rating for the customer. The Company takes into consideration the amount of the requested credit line, the customer's credit rating and satisfaction of internal written guidelines in determining whether to establish a credit line for the customer. The Company's internal written guidelines contain certain formulas used by the Company in determining whether to establish a credit line and which take into account ratings scales utilized by various credit rating agencies, as well as the length of time a customer has been in business. If these formulas are not satisfied, additional information is obtained and reviewed by the Company, including bank references, trade surveys and financial statements of the customer. The Company may also conduct on-site visits of the customer's business and interview the customer's management team. All credit lines over $250,000 require either executive officer or combined executive officer and director approval, depending on the amount of the credit line. The Company may also assume the credit risk of a single credit transaction for a client's customer. Generally, the same credit check procedures are followed in such transactions.

   The Company assumes the credit risk only on receivables for which written approval has been provided by the Company. The Company also reserves the right to withdraw a credit approval if the Company believes a customer's credit standing has become impaired before actual delivery of merchandise or rendering of services by the Company's client. Credit approvals are limited to the specific terms provided by the client to the Company and can be withdrawn if the terms of the sale are changed. If a dispute relating to goods or services rendered by the client to its customer arises, the credit approval on the receivable is negated. If sales are made by the client to a customer without credit approval or in excess of any credit approval, any payments made by such customer on outstanding receivables will be applied first to outstanding credit-approved receivables on the books of the Company.

   The Company monitors whether receivables are paid according to their terms. Daily aging reports are generated by the Company and reviewed by the regional credit department staff and the account executive responsible for the account. If payment is not received on its due date, follow-up contact is made with the client's customer in accordance with written procedures established by the Company. During this follow-up contact, the Company seeks to determine the cause of the delay in order to take appropriate action at an early stage. The status of overdue accounts and other relevant information is reported to each client monthly, or sooner, if appropriate. The Company's average accounts receivables turnover rate was 53 days for 1994 and 1995 and 51 days during the three months ended March 31, 1996. The Company may receive payments, from time to time, that it is unable to match against specific outstanding invoices. The Company generally notifies the payor when unidentifiable payments or portions thereof are received. If the payor does not respond within 90 days, the Company generally records the unallocated credits as income. The Company maintains an allowance for unallocated credits recorded as income which may be subsequently repaid based upon its historical experience. This allowance is also available for amounts that may be payable to governmental authorities for property that is abandoned. There can be no assurance that the allowance will be sufficient to meet all such future claims.

   The Company periodically uses the services of independent collection agencies to assist it in the collection of accounts receivable more than 90 days past due. The Company's policy is to charge-off accounts receivable once they have been placed with a collection agency. Collection agencies charge, on the average, a 20% fee of the delinquent account collected. On occasion, the Company initiates litigation to recover payment of the receivable.

   As security for the accounts receivable purchased, the Company obtains blanket first liens on a client's receivables, and may also obtain personal guarantees and liens (which may be subordinate to other liens) on other assets of the client, including cash, tax refunds, inventory, real estate and equipment. In addition, the Company arranges for periodic reviews of public records in order to monitor the filing of any subsequent liens which could impair the value of receivables in which the Company has an interest.

  CLIENT ADVANCES

   Prior to making any advances to a client on accounts receivable, the Company will conduct additional business and financial analysis on the client. The typical written credit analysis sets forth (i) the purpose for the advance, (ii) security to be provided for the advance, such as personal guarantees from principals of the client and subordination arrangements,
(iii) the rate structure to be charged and projected income to be earned by the Company, (iv) prior experience with the client if the client has previously had a relationship with the Company or Capital Bank, (v) the client's history, organization and operations, (vi) bank and trade information on the client, (vi) financial information of the client and
(viii) future plans and projections of the client. In addition to the written credit analysis, the account executive assigned to the account reviews a factoring status report on the client, which sets forth the client's monthly sales and accounts receivable volume, along with collection information on the receivables.

   Based upon a review of the credit analysis and factoring status report, the account executive will make a recommendation as to whether or not the advance is reasonable in relation to the value of the client's outstanding receivables. All advances against purchased receivables must be approved by no less than four officers of the Company, two of whom are generally the account executive and head of client administration from the originating office and two in the Company's executive offices in Florida, providing another level of control in the advance process.

   Outstanding advances to clients are reviewed on a daily basis and on a monthly basis at monthly portfolio meetings attended by the President, or his designee, and the regional managers (or their designees). At the monthly portfolio meetings, senior management evaluates the Company's outstanding advances and receivables in order to identify potential problems. The meetings also allow senior management to evaluate the performance of their account executives, who have the responsibility of managing their client's outstanding advances and receivables.

CREDIT LOSS POLICY AND EXPERIENCE

   The Company regularly reviews its outstanding accounts receivable and other extensions of credit, such as advances to clients, to determine the adequacy of its allowance for credit losses. Factors such as the level of related credit balances of clients and the impact of economic conditions on the creditworthiness of the Company's clients and the client's customers are given significant consideration in determining the adequacy of the Company's allowance for credit losses. The Company's methodology for calculating its reserve for doubtful accounts has remained consistent for the period commencing in 1991 and continuing through March 1996, and includes a specific and general component. Specific reserves are established for receivables and client advances which the Company's management deems to be wholly or partially uncollectible. The general reserve represents 0.75% of those receivables (other than healthcare receivables which have a lower general reserve) that are not specifically reserved for but for which the Company has provided credit guarantees.

   The provision for credit losses as a percentage of factored sales decreased from 0.31% in 1991 to 0.11% in 1995, reflecting the Company's improved loss experience over that period and positive economic trends that benefited the Company's clients and their customers. The provision as a percentage of factored sales increased to 0.20% in the first quarter of 1996, reflecting a higher net charge-off rate. The provision for credit losses as a percentage of average receivables decreased from 2.02% in 1991 to 0.72% in 1995, and the provision for credit losses as a percentage of average funds employed decreased from 2.84% in 1991 to 1.06% in 1995, also reflecting the Company's improved loss experience over that period. The provision for credit losses as a percentage of average receivables and the provision for credit losses as a percentage of average funds employed increased to 1.20% and 1.80%, respectively, in the first quarter of 1996 from 0.68% and 0.96%, respectively, in the first quarter of 1995, reflecting a higher net charge-off rate. Management anticipates that the provision for credit losses during the remainder of 1996 will be higher than during 1995 and more consistent with the Company's historical experience.

   Net charge-offs as a percentage of factored sales ranged from 0.16% to 0.30% in the 1991-1994 period, reflecting normal credit losses consistent with historical experience. Net charge-offs as a percentage of factored sales declined to 0.05% in 1995 as a result of higher recoveries and fewer bankruptcies that affected the Company. The net charge-off percentage increased to 0.25% in the first quarter of 1996 as a result of the charge-off of several large items, including $600,000 related to the bankruptcy of a large Northeastern regional chain store and $200,000 related to a single client loan, $74,000 of which was recovered subsequent to March 31, 1996. Consistent with net charge-offs as a percentage of factored sales, during the period 1991 to 1994, net charge-offs as a percentage of average receivables and net charge-offs as a percentage of average funds employed reflected normal credit losses consistent with historical experience, ranging from 1.07% to 1.90% and 1.50% to 1.70%, respectively. Net charge-offs as a percentage of average receivables and net charge-offs as a percentage of average funds employed decreased to 0.33% and 0.49%, respectively, in 1995, primarily as a result of higher receivable recoveries and fewer bankruptcies affecting the Company in that year. Net charge-offs as a percentage of average receivables and net charge-offs as a percentage of average funds employed increased to 1.52% and 2.28%, respectively, in the first quarter of 1996, as a result of the charge-off of several large items as described above. Management anticipates that net charge-offs during the remainder of 1996 will be higher than during 1995 and more consistent with the Company's historical experience.

   At the time a receivable is purchased an anticipated payment date is recorded and is subsequently used to identify past due receivables. Receivables which have been identified as past due will not be written-off if, in the opinion of management, collection from the customer, client or realization on the collateral held, if any, is likely. As of December 31, 1995 and March 31, 1996, approximately $7.0 million and $10.7 million, respectively, of receivables, representing 2.2% and 2.9%, respectively, of outstanding receivables as of such date, were 90 days or more past the payment date anticipated at the time of purchase and had not been written-off.

   Accrual of interest income is discontinued on advances to clients when the loan balance, including interest, is considered impaired and exceeds the estimated value of the collateral securing the advance. At December 31, 1994 and 1995 and March 31, 1996, the Company had discontinued its accrual of interest income on approximately $739,000, $2.2 million and $2.4 million, respectively, of client advances. In addition, at December 31, 1994 and 1995 and March 31, 1996, approximately $48,000, $134,000 and $105,000, respectively, of such client advances were deemed to be uncollectible by the Company.

   The credit and market risks associated with guaranteeing commercial letters of credit and standby letters of credit and issuing financial guarantees are generally managed in conjunction with the Company's accounts receivable collection activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures. Commercial letters of credit are generally for a short commitment period. The risk involved in guaranteeing standby letters of credit and issuing financial guarantees is similar to the risk involved in advancing funds to clients. At December 31, 1995 and March 31, 1996, the Company had approximately $22.6 million and $30.2 million, respectively, of letters of credit and financial guarantees outstanding.

HEALTHCARE FINANCING

   The Company provides healthcare financing and factoring services to hospitals, nursing homes, doctor groups, home treatment centers, home healthcare provider services, temporary nursing or staffing services and providers of durable medical equipment through its Capital Healthcare Financing division. Healthcare businesses financed by the Company generally have annual net sales of at least $1 million or are anticipated to grow to that size shortly. Financing is provided as to bona fide and medically necessary goods or services that have been provided to a patient for which a receivable is due with no contingencies. For transactions to be financeable, fees claimed by the client are to be reasonable and customary and the patient must be covered by a third party obligor, although, in limited circumstances, the Company will consider financing private pay receivables if they represent a small percentage of overall receivables. The Company does not generally finance workers' compensation claims or, medical/legal (personal injury), dental and chiropractic claims. At December 31, 1995 and March 31, 1996, the Company had approximately $16.3 million and $25.6 million, respectively, in healthcare factored receivables outstanding, in addition to approximately $11.0 million and $17.4 million of healthcare asset-based loans outstanding at December 31, 1995 and March 31, 1996, respectively. Approved third party payors include Medicare, Medicaid, preferred provider organizations, private insurance carriers, Blue Cross/ Blue Shield and corporate employee coverage for self-administered healthcare plans.

   The minimum term for a healthcare financing contract is one year. Fees include origination and due diligence fees of between 1% and 5% of the initial line and a monthly monitoring fee of .35% to 2%, with the possibility of a guaranteed minimum monitoring fee. The annual interest rate on advances ranges from 2% over prime to 4% over prime. Advances may be up to 85% of the net receivable amount from the financed receivables. The client usually pays for periodic audits and legal expenses to close the transaction.

   In order to obtain healthcare financing from the Company, generally the same steps must be followed as with the Company's factoring clients. A business plan, current financial statements, receivables aging, resumes of the principals and references are generally required. Once accepted, clients must file claims with third party payors on the appropriate forms and assign such claims to the Company. The Company posts the claim to its monitoring system and, thereafter, closely monitors the collection by the client on a daily basis. In the case of Medicare and Medicaid claims that must be paid directly to the provider of the service, the Company, the client and the client's bank enter into an agreement pursuant to which payments on account of such claims are made directly to a lockbox account to which the Company and the client have access and thereafter, are immediately swept out of such account into the Company's account. In either case, the Company provides credit monitoring services as well as periodic accountings to the client. Advances are based upon claims assigned to the Company by the client.

   The benefits of healthcare financing to the Company's clients are similar to the benefits obtained by the Company's factoring clients. Healthcare clients maximize their ability to monitor patient accounts. In addition, they receive immediate cash for accounts receivable which can be injected into the business to, among other things, increase purchasing power, improve and increase patient services or reduce expenses and increase patient revenues.

ASSET-BASED LENDING

   The Company began to expand its asset-based lending activities in late 1994. The Company's asset-based loans range from $300,000 to $6 million and are primarily secured by accounts receivable and, to some extent, inventory. Such loans bear interest at annual rates ranging from 1% over prime to 6% over prime. Most of such loans originate from the Company's California and Florida offices. At December 31, 1995 and March 31, 1996, the Company had asset-based loans outstanding aggregating approximately $38 million and $33.3 million, respectively, including loans to healthcare clients of approximately $11.0 million and $17.4 million at the end of such periods.

   The Company makes asset-based loans to companies who may not need its other services and who have different financial circumstances than factored clients. In underwriting such loans, the Company pays more attention to the borrower's financial stability and creditworthiness, rather than that of the borrower's customers. In making such loans the Company competes primarily with financial institutions and other asset-based lenders, such as commercial finance companies. See "--Competition."

MANAGEMENT INFORMATION SYSTEMS

   Factoring is a systems intensive business because of the high volume of transactions required to be entered and the matching with such transactions of cash payments, chargebacks and other adjustments. In 1990, the Company purchased an IBM AS400 computer and developed software tailored to the requirements of the Company's accounting, receivables collection, monitoring and oversight functions. The system permits the Company to generate payment histories and analyses with respect to its clients' customers, to generate daily aging of accounts receivable reports, to accumulate accounting information and other data useful for credit analysis, to produce information used in marketing and to respond to account and management inquires. The Company continues to add enhancements and updates to its management information systems. In 1995, the Company acquired and installed a software package to administer and process transactions of the clients of its healthcare division. In March 1996, the Company installed the latest IBM AS400 model. The Company expects that this new hardware will provide the Company with additional capacity to handle the Company's increased transaction volume.

COMPETITION

   The Company competes with numerous banks, financial institutions, commercial finance companies and other factoring companies with greater financial and other resources than the Company. The four largest factors in the United States, CIT Group, BNY Financial Corp., NationsBanc Commercial and Heller Financial, control approximately 62% of the factored sales volume in the United States, as compared to 3.3% of United States factored sales volume for the Company in 1995, according to a recent survey. The Company competes with the largest national factors, as well as other national factors and also competes with other regional factoring companies, all of whom target similar clients as the Company and most of whom have operated in the markets serviced by the Company for a longer period of time than the Company. Certain factors compete with the Company for certain types of accounts. For example, one factor may provide services only to textile mills, while another may provide services only to furniture manufacturers. The Company competes primarily on the basis of service, not price, even with respect to higher volume clients to whom the Company may provide lower fee structures than to the Company's typical clients. The Company generally does not seek to compete when price is the sole or primary criterion for potential clients' selection of a factor. Future competition is expected to be based primarily on the quality and level of service provided and the ability to respond to the changing credit environment and demands of many factoring clients. The Company believes that it is well-positioned to respond to these needs.

REGULATION

   As a result of the Company's ownership by Capital Bank, a Florida commercial bank, which in turn is owned by Bancorp, a bank holding company, the Company is affected by certain regulations normally applicable only to banking institutions. The Company is subject to periodic examination by representatives of the Florida Department of Banking and Finance, the FDIC and the FRB. Additionally, because the Company's immediate parent, Capital Bank, is a Florida-chartered, FDIC-insured bank, the business activities of the Company are generally limited under applicable FDIC regulations to those activities that are permissible for national banks. Although factoring and the other businesses in which the Company currently engages are authorized activities for national banks, there can be no assurance that business opportunities the Company might wish to pursue in the future will be authorized activities for Capital Bank and therefore might be unavailable to the Company because of its regulated status as a subsidiary of Capital Bank.

   Federal bank regulations require the Company's parent, Capital Bank, and its parent, Bancorp, to meet two capital-to-assets ratios. The first such ratio, referred to as the "risk-based" capital test, assigns a weight (or percentage) to assets by categories of risk established by the federal regulators. Under this test, Capital Bank's and Bancorp's "tier one capital" (consisting essentially of their common stockholders' equity and minority interests, if applicable) is required to equal at least 4% of their risk-weighted assets. Also as part of the "risk-based" capital test, all of Capital Bank's and Bancorp's capital (tier one or otherwise) must equal or exceed 8% of aggregate risk-weighted assets.

   The second ratio is referred to as the "leverage" test. Under this test, each of Capital Bank and Bancorp must maintain tier one capital equal to or exceeding 3% of total assets, or such higher level as may be imposed by federal regulators. The regulators have publicly indicated that a bank should, in practice, maintain a leveraged capital-to-assets ratio of at least 1% to 2% above the 3% minimum. In 1993, in order to address comments made by the State of Florida banking examiners, Capital Bank adopted a resolution to maintain a leveraged capital-to-assets ratio of not less than 6% and not to pay dividends in excess of 75% of earnings on a quarterly basis.

   The following table sets forth Capital Bank's and Bancorp's regulatory capital ratios as of December 31, 1995 and March 31, 1996 and after giving effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed offering price per share of $11.00 and the use of the net proceeds therefrom as set forth in "Use of Proceeds" (using March 31, 1996 information).

                                         BANCORP                               CAPITAL BANK
                         --------------------------------------  --------------------------------------
                                         3/31/96                                 3/31/96
                         --------------------------------------  --------------------------------------
                           12/31/95     ACTUAL     AS ADJUSTED     12/31/95      ACTUAL     AS ADJUSTED
                         ----------- ---------  -------------- ----------- ------------   -------------
Tier One Capital Ratio       9.99%      10.13%        11.31%          9.58%       9.65%        10.84%
Total Capital Ratio  ..     11.24%      11.36%        12.53%         10.83%      10.88%        12.05%
Leverage Ratio ........      7.25%       7.64%         8.57%          6.97%       7.29%         8.23%

PROPERTIES

   The Company provides services to its clients through offices located in Fort Lauderdale, Florida; Los Angeles, California; New York City, New York; and Charlotte, North Carolina. The Company acquired the office building located in Fort Lauderdale, Florida from an affiliate in December 1990. The Company leases approximately 14,000 square feet of office space in Los Angeles pursuant to a ten-year lease that terminates in September, 2005, and provides for annual base rental payments of approximately $218,600 through August 2000 and $257,500 during the remaining term of the lease. The Company leases approximately 12,300 square feet of office space in New York pursuant to a five-year sublease that terminates in December 1999 and provides for annual base rental payments of approximately $337,700 through December 1996 and $368,400 during the remaining term of the lease. The Company leases approximately 9,800 square feet of office space in North Carolina pursuant to a five year lease that terminates in April 2000 and provides for annual base rental payments of approximately $196,430.

TRADEMARKS, SERVICE MARKS AND LICENSES

   In 1991, Bancorp registered the name "Capital Factors" with the United States Patent and Trademark Office. Since the registration of such service mark, Bancorp has authorized the Company's uninterrupted and unrestricted use of the name "Capital Factors." No agreement regarding the Company's use of such service mark exists between Bancorp and the Company and no fee is paid by the Company in connection with such use. The service mark is effective until December 2001, unless sooner terminated as provided by law. In addition, the Company has recently applied for certain other service marks to be used by it in connection with its business operations. The Company's management does not believe that its business is dependent upon the use of any particular service mark, trademark, license or similar property.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

  THE COMPANY

   From time to time, the Company has been a party to lawsuits and claims, including lender liability claims, which management considers incidental to normal operations. The Company is currently a party to one lawsuit that was dismissed after trial. The plaintiff is currently appealing the dismissal. Management, after review, including consultation with counsel, believes that any ultimate liability which could arise from this current lawsuit would not materially affect the financial position of the Company.

  BANCORP AND CAPITAL BANK LEGAL PROCEEDINGS

   Beginning in approximately August 1992, the Audit Committee of Capital Bank began to investigate certain allegations made by a then-officer and director of Capital Bank (who is currently the beneficial owner of approximately 10% of Bancorp common stock) against Abel Holtz, Capital Bank and possibly other family members of Abel Holtz. At the time, Abel Holtz was the Chairman of the Board, Chief Executive Officer and President of Bancorp and Capital Bank and the Chairman of the Board of the Company, as well as a principal shareholder of Bancorp. He currently owns slightly less than 10% of Bancorp's outstanding shares. See "Principal Shareholders." The allegations related primarily to alleged wrongful conduct by Abel Holtz with respect to
(i) the settlement of two sexual harassment claims brought against Capital Bank and Abel Holtz, (ii) the reimbursement of certain travel and entertainment expenses by Capital Bank and (iii) certain charitable donations made by Capital Bank.

   In connection with this investigation, the Audit Committee filed a Report of Apparent Crime with certain governmental authorities. Thereafter, members of the Audit Committee, together with three other directors of Capital Bank, attempted to call a special meeting of the Board of Capital Bank to, among other things, remove Abel Holtz as the Chief Executive Officer and as Chairman of the Board of Capital Bank. Prior to such meeting, the holders of a majority of Bancorp stock, either in person or by proxy, took certain action by written consent in lieu of a meeting pursuant to which Bancorp's Board of Directors was expanded from seven to ten directors, three new directors were elected and certain sections of Bancorp's bylaws were amended. Holders of a majority of Bancorp stock voted in favor of the foregoing, including the outstanding shares of Bancorp that were subject to irrevocable proxies in favor of Abel Holtz. Holders of certain of the shares covered by these proxies notified Abel Holtz that, in their view, the irrevocable proxies previously given to Abel Holtz were invalid and purported to revoke them. Abel Holtz advised the Company that he believed that the irrevocable proxies continued to be valid. Subsequent to the Bancorp meeting, Bancorp, as the sole shareholder of Capital Bank, by written consent removed four directors of Capital Bank, including a member of the Audit Committee. This corporate action occurred prior to the special meeting called by certain directors of Capital Bank, including those directors removed by such action. Thereafter, the Audit Committee (including the removed director) instituted Case No. 92-2520-Civ-Graham in the United States District Court, Southern District of Florida against Abel Holtz, Capital Bank, Bancorp and certain directors of Bancorp (the "Audit Committee Action"). The Audit Committee Action sought, among other things, to (i) obtain declaratory and injunctive relief to prevent alleged interference with the Audit Committee and to invalidate the corporate actions undertaken by the shareholders of the Company and Capital Bank on October 19, 1992, (ii) declare that Abel Holtz and Daniel Holtz unlawfully interfered with the investigative work of the Audit Committee and that Abel Holtz was unlawfully in de facto control of Capital Bank, its assets and its business, and (iii) declare invalid the actions allegedly taken in the self interest of Abel Holtz.

   Certain of the governmental authorities having regulatory oversight for Capital Bank and Bancorp, as well as a Federal Grand Jury, investigated these matters among others. Bancorp was advised that neither it nor Capital Bank were targets of the Federal Grand Jury investigation, although Bancorp ultimately learned that Abel Holtz was a target. The independent accounting firm of Arthur Andersen & Co. was engaged to conduct an independent investigation of the matters investigated by the Audit Committee.

   The Audit Committee Action was voluntarily dismissed by the Audit Committee on November 24, 1992. On January 28, 1993, after conducting an investigation and reviewing the report from Arthur Anderson & Co., both the Audit Committee and Capital Bank's Board of Directors adopted resolutions which ratified the settlement of the sexual harassment claims, determined that there was no basis for requiring Abel Holtz to contribute to such settlement and concluded that certain travel and entertainment expenses and charitable contributions reviewed by the Audit Committee were ordinary business expenses of Capital Bank.

   On October 25, 1994, Bancorp was advised that the above-described Federal Grand Jury investigation terminated when Mr. Holtz entered a guilty plea to one count of giving misleading testimony in 1991 to a Federal Grand Jury in violation of 18 United States Code Section 1503, with respect to the purpose of certain payments made by Capital Bank, the Company and certain related parties to a public official. Bancorp was advised that this plea resolved all pending criminal investigations against Mr. Holtz being conducted or supervised by the United States Attorney's Office for the Southern District of Florida and that no charges would be filed against either Bancorp or Capital Bank with respect to the matters that were the subject of the Grand Jury investigation. On January 20, 1995, Abel Holtz was sentenced to a term of confinement of 45 days, to be followed by two years of supervised release, including 4 1/2 months of house confinement, to be followed by community service during the supervised release. Abel Holtz was also fined $20,000 and assessed certain costs.

   In approximately April 1994, Abel Holtz, pursuant to the terms of the irrevocable proxies, designated Fana Holtz, his wife, as successor proxyholder with respect to most of the irrevocable proxies within his control and transferred the remainder of such proxies in January 1995. Fana Holtz has designated her son, the current Chairman of the Board, President and Chief Executive Officer of Bancorp and Capital Bank, Daniel Holtz, as her successor proxyholder in the event of her death. On October 7, 1994, Abel Holtz resigned from all positions with Bancorp and it subsidiaries.

   On February 8, 1995, certain shareholders, including the removed member of the Audit Committee, commenced a derivative action against Bancorp, Daniel M. Holtz, the Chairman of the Board, President and Chief Executive Officer of Bancorp, Fana Holtz, the Vice Chairman of the Board, Javier Holtz, a director of Capital Bank, and Abel Holtz (the "Derivative Action"). The Derivative Action is entitled NATHAN J. ESFORMES, STANLEY I. WORTON, M.D., AND LEONARD WIEN, AS INDIVIDUAL SHAREHOLDERS AND ON BEHALF OF ALL OTHER SHAREHOLDERS OF CAPITAL BANCORP V. ABEL HOLTZ, FANA HOLTZ, DANIEL M. HOLTZ, JAVIER J. HOLTZ, CAPITAL BANK AND CAPITAL BANCORP., Circuit Court for the 11th Judicial District in and for Dade County, Florida, Case No. 95-02515. The Derivative Action was subsequently amended to add, among other things, the remaining members of the Board of Directors as defendants. Through the Derivative Action, the plaintiffs have alleged that certain defendants engaged in a series of illegal activities causing harm to Bancorp and Capital Bank, including (i) the settlement of the sexual harassment claims, (ii) the payment of excessive compensation and separation payments, (iii) the appointment of unqualified family members as officers, (iv) the withholding of information and (v) the misappropriation of Capital Bank funds for personal uses. The plaintiffs also alleged that such individuals engaged in a series of activities designed to improperly increase or maintain their interest in, and control of, Bancorp, including (i) the unlawful use of proxies, (ii) the prevention of investigations and shareholder meetings,
(iii) the unlawful alteration of the composition of Bancorp's Board of Directors and (iv) the failure to obtain approval for a change in control.

   The Board of Directors of Bancorp established an independent committee to investigate the allegations contained in the Derivative Action and to retain independent legal counsel. Thereafter, the plaintiffs challenged the independence of the committee. Upon motion of the defendants, the complaint was dismissed without prejudice in November 1995 for containing legal argument, which the court ruled to be improper. The Court allowed for the filing of an amended complaint, but stayed the proceedings and any required response to an amended complaint until the independent committee has a reasonable period of time to complete its review. The plaintiffs appeal of the Court's decision to stay the proceedings was denied. In May 1996, the plaintiffs moved for a rehearing or, alternatively, for clarification of the Court's denial of such appeal. In June 1996, the plaintiff's motion for rehearing was denied.

   An amended complaint was filed in December 1995 containing substantially the same allegations. A new director and former director of Bancorp were added as defendants, while another former director of Bancorp was removed as a defendant. The plaintiffs are seeking, on behalf of Bancorp, unspecified monetary damages, including treble damages, reasonable costs and attorneys' fees, and injunctive relief (i) precluding Fana Holtz from voting shares for which she has proxies, (ii) setting aside the February 27, 1995 annual shareholders' meeting, (iii) reinstating two former directors, (iv) precluding the current Board from taking any action and (v) returning certain shares to Bancorp. No monetary relief is sought from Bancorp and no count specifically seeks relief from Bancorp.

   The Committee recently issued a report dated May 29, 1996, concluding, based on its investigation and the investigation of its counsel and accounting firm, that no legal basis for pursuing the Derivative Action exists and that the Derivative Action is not in the best interests of Bancorp or Capital Bank and, as such, should be dismissed. Bancorp is filing a motion to lift the stay entered by the court with respect to the Derivative Action and intends to move to dismiss the Derivative Action. Bancorp has advised the Company that it expects the plaintiffs in the Derivative Action to strongly oppose this motion.

   The Chairman of the Committee, who is a director of Bancorp and Capital Bank, and two companies in which he is a principal (neither of which are affiliates of Bancorp, Capital Bank or the Company) were recently named as defandants in a complaint filed in the United States District Court for the Southern District of Florida by a former female employee of such companies, alleging sex discrimination, sexual harassment and exposure to a sexually hostile work environment through the actions of such director as the managing director of the defendant companies. The complaint also alleges intentional infliction of emotional distress and violation of the Florida Whistleblower Statute. In connection with the latter claim, the employee alleges, among other things, that in 1995, the director requested that she provide perjured testimony in connection with "private civil litigation and an investigation by the Federal Deposit Insurance Corporation involving Capital Bancorp," which testimony would have included, but not been limited to, "the fact that certain shares of stock of Bancorp were being fraudulently held in trust for [the director] under the names of certain other third parties." The employee also alleges that the director requested that she assist the law firm hired by Bancorp to conduct a purportedly "independent investigation." The plaintiff alleges that the director made this request even though he was named as a defendant in the lawsuit and that he promised here a large bonus if she became involved and provided him with details of any findings of wrongdoing before officially reported. Although no answer is yet due or has been filed, the director has advised the Company that in his judgment, there is no substance to any of the allegations. No other allegations in this complaint relate to Bancorp, the Bank or the Company.

   Also on February 8, 1995, a shareholder of Bancorp, who was one of the members of the 1992 Audit Committee who was removed from Capital Bank's Board of Directors, commenced an individual action against Bancorp, Daniel Holtz, Fana Holtz, Javier Holtz and Abel Holtz (the "Individual Action"). Such action alleged that the defendants, other than Bancorp, breached fiduciary duties owed to the plaintiff by, among other things, improperly using proxies to vote shares of Bancorp owned by the plaintiff and another shareholder to engage in improper activity and to promote their personal interest to the detriment of the plaintiff. The Individual Action is entitled STANLEY I. WORTON, M.D. AND NATHAN ESFORMES V. ABEL HOLTZ, FANA HOLTZ, DANIEL HOLTZ, ALEX HALBERSTEIN AND CAPITAL BANCORP, Circuit Court for the 11th Judicial District in and for Dade County, Florida, Case No. 95-02520-CA-09. In support of the complaint, the plaintiff asserted many of the same allegations contained in the Derivative Action. Thereafter, the plaintiff filed an amended complaint pursuant to which an additional plaintiff was added (both plaintiffs are named plaintiffs in the Derivative Action) and all the existing and certain former directors of Bancorp were added as defendants. The amended complaint alleged that certain of the defendants unlawfully solicited proxies for the February 27, 1995 annual shareholders' meeting and that the actions taken at this meeting, including the reduction in the size of the Board, were invalid. The amended complaint also sought a court order directing Bancorp to hold a shareholders' meeting on or before May 28, 1995 to elect a board of directors (although the required papers to have a hearing on the matter have not been filed).

   Upon motion of the defendants in the Individual Action, the amended complaint was dismissed without prejudice for containing legal argument, which the court ruled to be improper. The Court dismissed with prejudice the plaintiff's request to terminate the proxies granted by the non-plaintiff shareholder. The Court allowed for the filing of an amended complaint, but stayed the proceedings as to certain claims until the independent committee has a reasonable period of time to complete its review. The Court also indicated that certain counts of the complaint did not properly plead the elements for injunctive relief. An amended complaint was filed in December 1995 containing substantially the same allegations. The plaintiffs seek unspecified monetary damages and costs and, in addition to the injunctive relief requested in the Derivative Action, plaintiffs seek relief regarding, among other things, the voting and/or termination of certain proxies, the establishment of a constructive trust for certain shares and options, the holding of a shareholders meeting, the return to one of the plaintiffs of his percentage of any shares obtained by members of the Holtz family because of the control group created by the proxies and the reinstatement of one of the plaintiffs to the Board of Directors and invalidation of the actions of the current Board. Plaintiffs also seek declaratory relief invalidating the proxies and former actions with respect to which the proxies were voted. The plaintiffs have not indicated that they are seeking any monetary relief from Bancorp other than costs. Bancorp has filed a motion to dismiss the two counts of the complaint in the individual action in which it is named and has moved to stay certain other counts of the complaint on the grounds that those claims are derivative.

   Bancorp has advised the Company that it has not determined whether, if asked, it would indemnify directors and former directors named in these actions if the plaintiffs are successful, although it is currently advancing the legal expenses of the outside directors who were named as defendants. Such defendants have agreed to repay Bancorp for all or any portion of such advances which they are ultimately found not to be entitled to pursuant to applicable law.

   The Company is not a party to either of the current actions and management does not believe that the outcome of such actions will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

  ADMINISTRATIVE PROCEEDINGS

   As of February 14, 1996, Daniel Holtz, Chairman of the Board, President and Chief Executive Officer of Bancorp, Fana Holtz, the Vice-Chairman of the Board, and Javier Holtz, a director of Capital Bank, owned and/or had the power to vote, approximately 7%, 40% and 4% (51% in the aggregate), respectively, of Bancorp's Common Stock (including shares of Common Stock subject to options exercisable by such individuals within 60 days). Fana
Holtz, Daniel Holtz, and Javier Holtz have advised Bancorp that they had discussions with the Florida Department of Banking and Finance (the "FDBF") as to whether one or more of them was required under Florida law to file an application to acquire and/or maintain a controlling interest in Capital Bank through their ownership and control of Bancorp. Fana Holtz, Daniel Holtz and Javier Holtz have advised Bancorp that, as a result of those discussions, they both individually and as a group, have voluntarily filed an application to acquire and/or maintain a controlling interest in Bancorp, although they do not believe such an application is legally required. Fana Holtz, Daniel Holtz and Javier Holtz are also having discussions with the FRB as to whether a change of control notice is required under federal law. The plaintiffs and another shareholder in the pending litigations described in "Legal and Administrative Proceedings--Bancorp and Capital Bank Legal Proceedings" have filed a Notice of Intent to Appear and Petition for a Formal Administrative Hearing with the FDBF in connection with the disposition of the Florida application opposing the change in control notice and application and raising many of the same issues raised in the court proceedings. A hearing date has been set for August 1996. It cannot presently be determined what effect, if any, the FDBF's action on the application and the discussions with the FRB will have on the Company although if the control applications are denied, regulatory authorities could take various actions, including requiring that one or more members of the Holtz family divest sufficient shares of Bancorp so as not to have legal control of Bancorp as defined by regulatory authorities.

   Abel Holtz is subject to the restrictions of Section 19 of the Federal Deposit Insurance Act as a result of entering a guilty plea to one count of giving misleading testimony in 1991 to a Federal Grand Jury in violation of a federal statute, with respect to the purpose of certain payments made by Capital Bank, the Company and certain related parties to a public official.
As a result, he is precluded from owning or controlling, or otherwise participating in, the affairs of Bancorp and Capital Bank without regulatory approval. Abel Holtz has advised Bancorp that he has orally agreed with the FDIC not to vote his shares in Bancorp at the present time. Federal bank regulatory authorities are also examining and investigating whether Abel Holtz and some or all of the persons discussed in this section, including Bancorp and its subsidiaries, as well as possibly other persons, are in compliance with applicable change in control laws and Section 19. To date, the Company is unaware of any conclusions which may have resulted from these inquiries.

EMPLOYEES

   At March 31, 1996, the Company had 228 employees, of which 111 were employed in the Florida office, including 29 professional staff and 82 clerical staff, 45 were employed in the California office, including 22 professional staff and 23 clerical staff, 44 were employed in the New York office, including 23 professional staff and 21 clerical staff, and 28 were employed in the North Carolina Office, including 10 professional staff and 18 clerical staff. None of the Company's employees are covered by a collective bargaining agreement and the Company considers its employee relations to be good.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The executive officers, directors and nominees for director of the Company are as follows:

 NAME                 AGE    POSITION WITH THE COMPANY
- -----                 ---    -------------------------
John W. Kiefer ...... 49     President, Chief Executive Officer and Director
Stephen J. Donohue  . 51     Executive Vice President--New York Regional Manager
James L. Morrison  .. 52     Executive Vice President--California Regional Manager
Michael J. Sullivan   47     Senior Vice President--North Carolina Regional Manager
Dennis A. McDermott   45     Senior Vice President--Chief Financial Officer
John B. Apgar ....... 42     Senior Vice President--Healthcare
Javier J. Holtz  .... 35     Executive Vice President and Chairman of the Board
Daniel M. Holtz  .... 36     Director
Stephen N. Ashman  .. 47     Director
Ronald S. Chase  .... 51     Director
Harold L. Oshry  .... 73     Director
Bruce Raiffe ........ 38     Director
Jack Listanowsky  ... 48     Director
Cynthia Cohen Turk  . 43     Director Nominee
Norman G. Einspruch   63     Director Nominee

   Mr. Kiefer has served as the Company's President and Chief Executive Officer and as a director since April 1987. Mr. Kiefer has also served as a Senior Vice President of Bancorp since January 1987 and as a director of Capital Bank since October 1992. From 1984 to 1986, Mr. Kiefer served as Senior Vice President--Regional Manager of Barclays American/Commercial Inc. and served as Vice President from 1981 to 1984.

   Mr. Donohue has served as the Company's New York Regional Manager since April 1990, and was promoted from a Senior Vice President to an Executive Vice President in January 1992. From 1970 to April 1990, Mr. Donohue was employed by Bankers Trust Factors in various positions, including Manager of Client Portfolio.

   Mr. Morrison has served as the Company's California Regional Manager since August 1989, and was promoted from a Senior Vice President to an Executive Vice President in January 1992. From 1984 to August 1989, Mr. Morrison served as Vice President--Regional Manager of the Los Angeles office of NatWest Commercial Services, Inc.

   Mr. McDermott has served as the Company's Senior Vice President--Chief Financial Officer since July 1991. Prior to joining the Company, Mr. McDermott served as Chief Accounting Officer from April 1990 to June 1991 at the request of the Resolution Trust Company with several troubled financial institutions, including AmeriFirst Bank, American Pioneer Savings Bank, and Centrust Bank. Mr. McDermott served as Vice President--Chief Financial Officer of Ambassador Financial Group, Inc., a savings and loan holding company, from July 1988 to March 1990, and as Executive Vice President--Chief Financial Officer of Crossland Savings from September 1983 to June 1988.

   Mr. Sullivan has served as the Company's Senior Vice President--North Carolina Regional Manager since March 1995. From August 1994 to February 1995, Mr. Sullivan served as the Head of Business Development for the CIT Group, the successor to Barclays Commercial Corporation. From November 1981 to February 1994, Mr. Sullivan served as Senior Vice President--Regional Executive of Barclays Commercial Corporation and, from March 1994 to August 1994, Mr. Sullivan served in the same capacity with the CIT Group. Prior to that and from June 1975 to December 1980, Mr. Sullivan was International Credit Director of the B.F. Goodrich Company. Mr. Sullivan performed independent consulting services from December 1980 to November 1981.

   Mr. Apgar has served as the Company's Senior Vice President--Healthcare since June 1994. From April 1992 to April 1993, Mr. Apgar was the head of the new business segment of Tower Financial Corporation. In April 1993, Tower Financial Corporation filed a petition seeking relief under the United States Bankruptcy Code. In May 1993, Mr. Apgar was appointed Senior Vice President--Client Relations--Healthcare Division of Tower Financial Corporation by the trustee appointed to administer Tower Financial's bankruptcy estate and served in such position until April 1994. From July 1990 to March 1992, Mr. Apgar was Vice President--New Business of BancBoston Financial Company, a Trust of Bank of Boston.

   Mr. Javier Holtz has served as a director of the Company since August 1987 and as Executive Vice President since November 1994. Mr. Holtz was appointed Chairman of the Board of the Company in October 1994. In addition, Mr. Holtz has been employed by Capital Bank since 1983, most recently as an Executive Vice President. Mr. Holtz has been a director of Capital Bank since 1988. Mr. Holtz has also served as Senior Vice President of Bancorp since January 1990. Mr. Holtz is Chairman of the Board of Capital Bank, N.A., Rockville, Maryland. Mr. Holtz is the brother of Daniel Holtz, a director of the Company and the Chairman of the Board, President and Chief Executive Officer of each of Bancorp and Capital Bank, and the son of Fana Holtz, the Vice Chairman of Bancorp's Board of Directors and the beneficial owner of approximately 40% of Bancorp common stock, and Abel Holtz, the beneficial owner of approximately 9.1% of Bancorp common stock. See "Principal Shareholders."

   Mr. Daniel Holtz has served as a director of the Company from 1985 to 1987 and from 1993 to the present. Mr. Holtz has been a director of Bancorp since June 1988 and also served as President of Bancorp since February 1994 and as Chairman of the Board and Chief Executive Officer since October 1994. In addition, Mr. Holtz has served as President of Capital Bank since October 1991 and as Chairman of the Board and Chief Executive Officer since October 1994. Mr. Holtz was President and Chief Executive Officer of Capital Bank of California from September 1987 to November 1991 and director from July 1985 until June 1993, when the bank was declared insolvent and closed by the California Superintendent of Banks. Mr. Holtz is the brother of Javier Holtz and the son of Fana Holtz and Abel Holtz. See "Principal Shareholders."

   Mr. Ashman has been a director of the Company since May 1985. Mr. Ashman has served as President and Chief Executive Officer of Capital Bank, N.A., Rockville, Maryland since November 1991. Mr. Ashman served as Treasurer and Chief Financial Officer of Bancorp from February 1985 to November 1991, and as Executive Vice President and Chief Financial Officer of Capital Bank from February 1985 to November 1991.

   Mr. Chase has served as a director of the Company since September 1992. Mr. Chase has also served as a director of Capital Bank since July 1993. Mr. Chase has been the President and owner of Chase Holdings & Advisory Services, Inc., which provides financial advisory services to corporations and litigation attorneys, since June 1991. In addition, Mr. Chase is the owner and has served as President of each of RSC Development, Inc., a residential developer, and CFAT H20, Inc., a water treatment facility, both of which are located in Ocala, Florida, since approximately November 1993. Mr. Chase is a certified public accountant who served as Managing Partner for several offices of Deloitte & Touche, LLP for 14 of his 25 years with the firm. Mr. Chase also serves as a director of the Greater Miami Neighborhood, Inc., a not-for-profit affordable housing developer.

   Mr. Oshry has served as a director of the Company since September 1992. Mr. Oshry served as Chairman, President and Chief Executive Officer of Sandgate Corp., a New York real estate developer, from 1955 until his retirement in 1985.

   Mr. Raiffe has served as a director of the Company since 1993. Mr. Raiffe has served as the President of Gund, Inc., a toy manufacturer, since March 1993. From 1980 to 1993, Mr. Raiffe served as an Executive Vice President of Gund, Inc. Mr. Raiffe also serves as a director of the United Cerebral Palsy Association.

   Mr. Listanowsky has served as a director of the Company since 1993. Mr. Listanowsky has served as the Vice President--Sourcing and Production of The Limited, Inc. since April 1995. From December

1989 to May 1995, Mr. Listanowsky served as the Executive Vice President of Manufacturing and Operations of Liz Claiborne, Inc. Prior to joining Liz Claiborne, Inc. in 1981, Mr. Listanowsky was the Vice President of Manufacturing and Operations of SKYR Sportswear from 1974 to 1981.

   Ms. Cohen Turk, the President of MARKETPLACE 2000, a marketing and strategy consulting firm has been nominated to become a director of the Company immediately upon the consummation of this offering. Prior to founding MARKETPLACE 2000 in 1990, Ms. Turk was a partner with the public accounting firm of Deloitte & Touche LLP. Ms. Turk is currently a director of Loehmann's Holdings, Inc., One Price Clothing, Inc., and Spec's Music Stores, Inc., all publicly-traded companies.

   Norman G. Einspruch, Ph.D., Professor and Chairman of the Department of Industrial Engineering at the University of Miami, has been nominated to become a director of the Company immediately upon the consummation of this offering. From 1977 to 1990, Dr. Einspruch served as Dean of the College of Engineering at the University of Miami and beginning in 1990, has served as Senior Fellow in Science and Technology at that university. From 1959 to 1977, Dr. Einspruch served in various capacities with Texas Instruments Incorporated, including Assistant Vice President, Corporate Development Manager and Strategic Planning Manager from 1975 to 1977. Dr. Einspruch is currently a director of Ogden Corporation and Penril DataComm Networks, Inc, publicly traded corporations. Dr. Einspruch has published various articles in technical journals and is a Fellow of the Institute of Electrical and Electronics Engineers.

   All directors hold office until the next annual meeting of shareholders of the Company and until their successors have been duly elected and qualified. Each officer serves at the discretion of the Board of Directors (and in the case of Messrs. Kiefer, Donohue and Morrison pursuant to employment agreements).

DIRECTORS' COMPENSATION

   The Company pays all directors a monthly retainer of $1,000 and $250 for each meeting attended by the director. The Company also reimburses all directors for all travel-related expenses incurred in connection with their activities as directors. The Company also paid $94,000 in salary and bonus to Javier Holtz for his services as Executive Vice President of the Company during 1995.

   In addition, non-officer directors of the Company also have in the past received options to acquire Bancorp Common Stock for their service on the Company's Board of Directors. For the 1995 fiscal year, each outside director of the Company received options to acquire 5,000 shares of Bancorp common stock. Certain directors who are also officers and/or directors of Bancorp, Capital Bank and/or the Company received options to purchase shares of Bancorp common stock. John Kiefer, Javier Holtz and Daniel Holtz received options to purchase a total of 12,500, 6,000 and 18,000 shares of Bancorp common stock, respectively, in 1996 for 1995. The grants of such options, however, reflect compensation for such persons' service with Bancorp and Capital Bank, as well as with the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

   Messrs. Chase, Oshry, Listanowsky and Raiffe serve on the Company's Audit Committee. The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent certified public accountants, reviewing with such accountants the plan and results of their audit of the financial statements and determining the independence of such accountants. In addition, Messrs. Chase, Oshry, Listanowsky and Raiffe serve on the Company's Compensation and Benefits Committee, which reviews and makes recommendations with respect to compensation of officers and key employees, including the grant of options under the Company's Stock Option Plan, and the Company's Conflict of Interest Committee, which, among other things, reviews and makes recommendations with respect to transactions between the Company and any of its affiliates, including those with Bancorp and Capital Bank.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation paid by the Company, for services rendered during the past year to the five most highly compensated officers (the "Named Officers") of the Company.

                          SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                  ANNUAL COMPENSATION                      COMPENSATION
                                ------------------------------------------------------  ---------------
                                                                                            NUMBER OF
                                                                                            SECURITIES
                                  FISCAL     SALARY         BONUS        OTHER ANNUAL       UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR        ($)           ($)       COMPENSATION($)      OPTIONS(1)     COMPENSATION($)
- ---------------------------       ------   --------     ----------     ---------------   -------------    ----------------
John W. Kiefer                     1995      275,000       600,000(2)         --(3)           12,500           25,084(4)
Chief Executive Officer

Stephen J. Donohue                 1995      210,000       262,171            --(3)            3,500           28,142(4)(5)
Executive Vice President,
New York--Regional Manager

James L. Morrison                  1995      171,000       162,490            --(3)            3,475           26,294(4)
Executive Vice President,
California--Regional Manager

Michael J. Sullivan                1995      125,577        70,000            --(3)              700             --
Senior Vice President,
North Carolina --
Regional Manager(6)

Dennis A. McDermott                1995      100,000        60,000            --(3)            2,500            1,000(5)
Senior Vice President and
Chief Financial Officer

- ------------
(1) Represents options to purchase shares of Bancorp common stock granted under the Bancorp 1992 Stock Option Plan which options were granted in 1996. No options were granted to the Named Officers to purchase Common
    Stock of the Company during the year ended December 31, 1995.
(2) Represents a one-time cash bonus of $300,000 which was paid to Mr.
    Kiefer at the conclusion of his employment agreement, which agreement terminated on December 31, 1995, for continuing to be employed until such termination, as well as a $300,000 bonus based upon the Company's earnings for the year ended December 31, 1995.
(3) The aggregate amount of perquisites and other personal benefits provided to such Named Officer is less than 10% of the total annual salary and bonus of such officer.
(4) Represents the cost of life insurance coverage for Mr. Kiefer and Morrison and includes the cost of life insurance coverage for Mr. Donohue pursuant to a split-dollar life insurance policy on the life of the executive. The Company will be reimbursed for its premium payments at such time as benefits are paid under the policies or the policies are terminated and the cash proceeds distributed.
(5) Includes matching contributions to Bancorp's 401(k) plan of $1,500 for Mr. Donohue and $1,000 for Mr. McDermott.
(6) Mr. Sullivan was not employed by the Company for the full fiscal year. Represents the period commencing on February 28, 1995 and continuing through December 31, 1995.

EMPLOYMENT AGREEMENTS

   The Company has entered into an employment agreement with John W. Kiefer, the President and Chief Executive Officer of the Company. The employment agreement with Mr. Kiefer expires in December 2000. Upon execution of the agreement, Mr. Kiefer received a signing bonus of $250,000 and a $100,000 loan payable in five equal installments of principal plus all accrued interest through the date of payment during the term, but due in full upon earlier termination of the employment agreement. The agreement provides for an annual base salary to Mr. Kiefer of $300,000 in the first year, subject to adjustment in the discretion of the Company's Board of Directors or Compensation and Benefits Committee. Mr. Kiefer will receive a bonus on December 31 of each year during the term of the agreement if he is then still employed thereon, in an amount equal to the amount of principal and interest then due under his loan from the Company. The employment agreement also provides for an annual bonus based on the Company's success in reaching certain targets for net revenues and income before income taxes. In the event the targets are reached, the portion of the bonus relating to net revenues would equal 20% of Mr. Kiefer's salary and the portion of the bonus relating to income before income taxes would equal 80% of his salary. Each portion of the bonus could be a smaller or larger percentage of his salary depending upon whether the targets are either not met or exceeded, with the aggregate maximum in any year being 185% of salary if both targets are doubled. Mr. Kiefer shall also receive deferred compensation equal to 67% of his salary for each year that (i) net revenues and income before income taxes exceed projected net revenues and income before income taxes as set forth in the Company's 5-year plan, (ii) net revenues increase by 13.5% over net revenues for the prior year and (iii) income before income taxes increases by 22.5% over income before income taxes for the prior year. The deferred compensation shall vest 50% after three years and 25% after each of the fourth and fifth years, provided that Mr. Kiefer is still employed by the Company, although the employment condition for vesting will lapse after the 5-year term of the employment agreement if Mr. Kiefer is employed at that time. If at the end of the 5-year term, Mr. Kiefer agrees to be employed by the Company for another five years, then all deferred compensation that has not yet vested shall immediately vest. In addition, on the effective date of this offering, Mr. Kiefer will receive options to purchase one (1%) percent of the Company's Common Stock outstanding after giving effect to such offering at the initial public offering price, subject to the terms and conditions of the Company's Stock Option Plan then in effect. Upon the Company's termination of Mr. Kiefer's employment agreement without cause, Mr. Kiefer shall be entitled to receive, among other things, (i) base salary through the date of such termination and
(ii) all previous bonuses and a pro-rata portion of the bonus payable, if any, for the year in which termination occurs, (iii) an acceleration of the vesting of all deferred compensation and (iv) subject to mitigation if he obtains subsequent employment, his base salary through the expiration date of his employment agreement. In the event of a change in control, Mr. Kiefer shall receive the same compensation as if terminated without cause except that in lieu of the compensation payable in (iv) above, Mr. Kiefer shall be entitled to receive a lump sum payment equal to two times his salary and prior year's bonus if he terminates his employment because of changes in his employment situation and an additional amount equal to two times his prior year's deferred compensation, if any, if he is terminated by the Company without cause within one year after a change in control. Upon termination for "cause" or upon voluntary resignation, Mr. Kiefer shall be entitled to receive his base salary through the date of such termination. Payment of the bonus and deferred compensation in certain years during the term that would not otherwise be deductible by reason of Section 162(m) of the Internal Revenue Code of 1986, as amended, is subject to certain approvals, including shareholder approval. The Company's Compensation and Benefits Committee may, at its option, defer payment of amounts that would not otherwise be deductible under Section 162(m) until a time when it would be deductible. The stock option grant will also be conditioned upon approval of the Compensation and Benefits Committee and approval of the Company's Stock Option Plan by the Company's shareholder. The agreement also contains certain non-competition covenants and covenants against solicitation of clients and employees for a competitive business.

   Factors is a party to an employment agreement with Stephen J. Donohue, the Company's Executive Vice President and Regional Manager of the Company's New York office. The Company is negotiating a new agreement with Mr. Donohue, subject to approval of the Compensation and Benefits Committee. The terms of the new agreement proposed by Mr. Donohue and being negotiated with the Company are set forth below. Final terms may differ. The new agreement would expire on December 31, 2000. The existing agreement, which expires in December 1997, provides for an annual base salary to Mr. Donohue of $170,000, subject to a 6% increase from the base salary paid in the previous year as well as an annual bonus based upon the Company's earnings before income taxes ("EBT") attributable to the Company's New York office. The new agreement would provide for a base salary of $232,000 in 1996 and $255,000 in 1997, with minimum annual increases thereafter of 8%. Mr. Donohue would receive a bonus on December 31 of each year during the term of the agreement if he is then still employed thereon in an amount equal to the amount of principal and interest then due under his loan from the Company described below. Pursuant to the Board's discretion, during the previous two years, Mr. Donohue received 3.0% of EBT attributable to the New York office. The new agreement would provide for an annual bonus equal to 3.0% of EBT attributable to the New York office, but not to exceed twice his base salary. Mr. Donohue was to receive an additional cash bonus of

$250,000 if he was employed by the Company through the expiration date of the existing employment agreement. Pursuant to the new agreement he would receive $150,000 of this compensation upon the execution of the new agreements for his three years of service under the existing agreement. He would also receive a signing bonus of $125,000 and a $75,000 loan payable in five equal installments of principal plus all accrued interest through the date of payment during the term, but due in full upon earlier termination of the employment agreement. Under the new agreement, Mr. Donohue would also receive deferred compensation equal to 50% of his salary for each year that (i) net revenues for the region increases by 13.5% over net revenues for the prior year and (ii) income before income taxes for the New York region increases by 22.5% over income before income taxes for the prior year. The deferred compensation shall vest 50% after three years and 25% after each of the fourth and fifth year, provided that Mr. Donohue is still employed by the Company, although the employment condition for vesting will lapse after the 5-year term of the employment agreement if Mr. Donohue is employed at that time. If at the end of the each calendar year during the term of the employment agreement, provided that Mr. Donohue is still employed by the Company. Under the new agreement, Mr. Donohue would also receive deferred compensation equal to 50% of his salary for each year that (i) net revenues for the region increases by 13.5% over net revenues for the prior year and (ii) income before income taxes for the New York region increases by 22.5% over income before income taxes for the prior year. The deferred compensation shall vest 50% after three years and 25% after each of the fourth and fifth year, provided that Mr. Donohue is still employed by the Company, although the employment condition for vesting will lapse after the 5-year term of the employment agreement if Mr. Donohue is employed at that time. If at the end of the five-year term, Mr. Donohue agrees to be employed by the Company for another five years, then all deferred compensation that has not yet vested shall immediately vest. In addition, upon consummation of this offering, Mr. Donohue will receive options to purchase 0.5% of the Company's Common Stock outstanding after giving effect to such offering at the initial public offering price. Upon the Company's termination of Mr. Donohue's employment agreement without cause, Mr. Donohue is entitled to receive (i) his base salary through the date of such termination, (ii) all previous unpaid bonuses and a pro-rata portion of the bonus payable, if any, for the year in which termination occurs and (iii) subject to the obligation to seek subsequent employment, his base salary for one year following termination, but in no event beyond the expiration date of his employment agreement. Under the new agreement, Mr. Donohue would receive the compensation set forth in (i) and (ii) above, but his base salary would be paid through the expiration date of the agreement, subject to mitigation if he obtains subsequent employment. In the event of a change in control, Mr. Donohue shall be entitled to terminate his employment agreement in the event of certain changes in his employment situation. Under the existing agreement, upon Mr. Donohue's termination of the existing employment agreement as a result of a change in control, Mr. Donohue is entitled to receive (i) his base salary through the date of such termination, (ii) all previous unpaid bonuses and a pro-rata portion of the bonus payable, if any, for the year in which termination occurs, (iii) his base salary for one year following termination but in no event beyond the expiration date of his employment agreement and (iv) a portion of his additional cash bonus. Under the new agreement, Mr. Donohue would be entitled to the same compensation as in (i) and (ii) above, an acceleration of the vesting of all deferred compensation, and a lump sum payment equal to two times his base salary and prior year bonus if he terminates his employment because of changes in his employment situation and an additional amount equal to two times his prior year's deferred compensation, if any, if he is terminated by the Company without cause, within one year of a change in control. Upon termination for "cause" or upon voluntary resignation, Mr. Donohue shall be entitled to receive his base salary through the date of such termination. Payment of the bonus and deferred compensation in certain years during the term that would not otherwise be deductible by reason of Section 162(m) of the Internal Revenue Code of 1986, as amended, is subject to certain approvals, including shareholder approval. The Company's Compensation and Benefits Committee may, at its option, defer payment of amounts that would not otherwise be deductible under Section 162(m) until a time when it would be deductible. The stock option grant will also be conditioned upon approval of the Compensation and Benefits Committee and approval of the Company's Stock Option Plan by the Company's shareholder. The agreement would also contain certain non-competition covenants and covenants against solicitation of clients and employees for a competitive business.

   In addition, Factors is a party to an employment agreement with James L. Morrison, the Company's Executive Vice President and Regional Manager of the Company's California office. The Company is negotiating a new agreement with Mr. Morrison, subject to final approval of the Compensation and Benefits Committee. The terms of the new agreement proposed by Mr. Morrison and being negotiated with the Company are set forth below. Final terms may differ.The new agreement would expire on December 31, 2000. The existing agreement, which expires in December 1997, provides for an annual base salary to Mr. Morrison of $140,000, subject to a 6% increase from the base salary paid in the previous year as well as an annual bonus based upon the Company's EBT attributable to the

Company's California office. The new agreement would provide for a base salary of $189,000 in 1996 and $210,000 in 1997, with minimum annual increases of 8% thereafter. Mr. Morrison would receive a bonus on December 31 of each year during the term of the agreement if he is still then employed thereon in an amount equal to the amount of principal and interest then due under his loan from the Company described below. Pursuant to the Board's discretion, during the previous two years, Mr. Morrison received 3.0% of EBT attributable to the California office. The new agreement would provide for an annual bonus equal to 3.0% of EBT attributable to the California office, but not to exceed twice his base salary. Under the existing agreement, Mr. Morrison was to receive an additional cash bonus of $150,000 if he is employed by the Company through the expiration date of the employment agreement. Pursuant to the new agreement, he would receive $90,000 of this compensation upon the execution of the new agreement for his three years of service under the existing agreement. He would also receive a signing bonus of $125,000 and a $75,000 loan payable in five equal installments of principal plus all accrued interest through the date of payment during the term, but due in full upon earlier termination of the employment agreement. Under the new agreement, Mr. Morrison would also receive deferred compensation equal to 50% of his salary for each year that (i) net revenues for the California region increases by 13.5% over net revenues for the prior year and (ii) income before income taxes for the California region increases by 22.5% over income before income taxes for the prior year. The deferred compensation shall vest 50% after three years and 25% after each of the fourth and fifth years, provided that Mr. Morrison is still employed by the Company although the employment condition for vesting will lapse after the 5-year term of the employment agreement if Mr. Morrison is employed at that time. If at the end of the five-year term, Mr. Morrison agrees to be employed by the Company for another five years, then all deferred compensation that has not yet vested shall immediately vest. In addition, upon consummation of this offering, Mr. Morrison will receive options to purchase 0.5% of the Common Stock outstanding after giving effect to such offering at the initial public offering price. Upon the Company's termination of Mr. Morrison's existing employment agreement without cause, Mr. Morrison is entitled to receive (i) base salary through the date of such termination, (ii) all previous unpaid bonuses and a pro-rata portion of the bonus payable, if any, for the year in which termination occurs and (iii) subject to the obligation to seek subsequent employment, his base salary for one year following termination, but in no event beyond the expiration date of his employment agreement. Under the new agreement, Mr. Morrison would receive the compensation set forth in (i) and (ii) above, but his base salary would be paid through the expiration date of the agreement, subject to mitigation if he obtains subsequent employment. In the event of a change in control, Mr. Morrison shall be entitled to terminate his employment agreement in the event of certain changes in his employment situation. Under the existing agreement, upon Mr. Morrison's termination of the existing employment agreement as a result of a change in control, Mr. Morrison is entitled to receive (i) base salary through the date of such termination, (ii) all previous unpaid bonuses and a pro-rata portion of the bonus payable, if any, for the year in which termination occurs, (iii) his base salary for one year following termination but in no event beyond the expiration date of his employment agreement and (iv) a portion of his additional cash bonus. Under the new agreement, Mr. Morrison would be entitled to the same compensation as in (i) and (ii) above, an acceleration of the vesting of all deferred compensation, and a lump sum payment equal to two times his salary and prior year bonus if he terminates his employment because of changes in his employment situation and an additional amount equal to two times his prior year's deferred compensation, if any, if he is terminated by the Company without cause, within one year after a change in control. Upon termination for "cause" or upon voluntary resignation, Mr. Morrison shall be entitled to receive his base salary through the date of such termination. Payment of the bonus and deferred compensation in certain years during the term that would not otherwise be deductible by reason of Section 162(m) of the Internal Revenue Code of 1986, as amended, is subject to certain approvals, including shareholder approval. The Company's Compensation and Benefits Committee may, at its option, defer payment of amounts that would not otherwise be deductible under Section 162(m) until a time when it would be deductible. The stock option grant will also be conditioned upon approval of the Compensation and Benefits Committee and approval of the Company's Stock Option Plan by the Company's shareholder. The agreement would also contain certain non-competition covenants and covenants against solicitation of clients and employees for a competitive business.

   The Company may enter into employment agreements with other executive officers in the future.

COMPANY STOCK OPTION PLAN

   Under the Company's Stock Option Plan (the "Plan"), which will be effective upon the consummation of this offering, 800,000 shares of Common Stock will be reserved for issuance upon exercise of stock options. During the Eighty Percent Period, no more than 200,000 of such options may be granted without the restrictions set forth below. See "Description of Capital Stock--Anti-takeover Effects of Certain Provisions of Florida Law and the Company's Articles of Incorporation and Bylaws." The remaining options, even if vested, may not be exercised without the written approval of Capital Bank during the Eighty Percent Period. Such shares will be accompanied by stock appreciation rights which will become exercisable as determined by the Committee, but in no event prior to April 15, 2001, and only if Capital Bank does not give approval to the exercise of the option. The Plan is designed as a means to retain and motivate key employees and directors. The Compensation and Benefits Committee of the Board of Directors will administer and interpret the Plan and be authorized to grant options thereunder to all eligible employees and directors of the Company, except that no incentive stock options (as defined in Section 422 of the Internal Revenue Code) may be granted to a director who is not also an employee of the Company or a subsidiary.

   The Plan will provide for the granting of both incentive stock options and nonqualified stock options. Options will be granted under the Plan on such terms and at such prices as determined by the Compensation and Benefits Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. The aggregate number of options granted to any one director, officer or employee may not exceed 35% of the total options available under the Plan. Each option is exercisable after the period or periods specified in the option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company or its subsidiary must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution. The Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must
(i) provide for recourse to the optionee, (ii) bear interest at a rate no less than the prime rate of interest, and (iii) be secured by the shares of Common Stock purchased. The Board of Directors has the authority to amend or terminate the Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the Plan are subject to shareholder approval. Unless terminated sooner, the Plan will continue in effect until all options granted thereunder have expired or been exercised, provided that no options may be granted ten years after commencement of the Plan.

   The Plan will provide that (i) each director who is not an employee of the Company and who may be required to meet certain other criteria (a "Non-Employee Director") will receive, on the date of his or her appointment as a director or the date of this offering, whichever is earlier (but in no event earlier than the date of this offering), options to purchase 10,000 shares of Common Stock and, at the annual meeting each year commencing in 1997 (if such person continues to serve as a director of the Company on such date), an option to purchase an additional 2,000 shares of Common Stock, (ii) each option granted to Non-Employee Directors will become exercisable as to be provided in the Plan, although such options granted on the date of this offering shall be restricted as provided above on a pro-rata basis with all other options granted on such date, and, thereafter, during the Eighty Percent Period, all options shall be restricted as provided above, (iii) the unexercised portion of any option granted to Non-Employee Directors shall terminate a specified period of time after such director no longer serves on the Company's Board (or one year in the event of physical or mental disability or death), except that such period shall not begin until the restrictions listed above cease, or if the stock appreciation right accompanying such option becomes exercisable, until such exercisability, and
(iv) the per share exercise price of all options granted to Non-Employee Directors will be equal to the fair market value of the Common Stock on the date of grant.

   The following table sets forth information with respect to options to be granted under the Plan upon consummation of this offering to (i) each Named Officer, (ii) each director and nominee for director, (iii) all executive officers as a group, and (iv) all other employees of the Company as a group. All of the options are nonstatutory, are being granted with an exercise price equal to the offering price, are subject to the consummation of this offering and are being granted in 1996.

 NAME OF GRANTEE OR GROUP                        NUMBER OF SHARES
- -------------------------                        ----------------
John W. Kiefer ...............................       120,000
Stephen J. Donohue ...........................        60,000
James L. Morrison ............................        60,000
Michael J. Sullivan ..........................        20,000
Dennis A. McDermott ..........................        40,000
John B. Apgar ................................        25,000
Javier J. Holtz ..............................        25,000
Daniel M. Holtz ..............................        10,000
Stephen N. Ashman ............................        10,000
Ronald S. Chase ..............................        10,000
Harold L. Oshry ..............................        10,000
Bruce Raiffe .................................        10,000
Jack Listanowsky .............................        10,000
Cynthia Cohen Turk ...........................        10,000
Norman Einspruch .............................        10,000
All executive officers as a group (7 persons)        350,000
All other employees as a group (80 persons)  .       142,500

BANCORP PENSION PLAN

   Currently, all eligible officers of the Company participate in the Bancorp Employees Pension Plan which was established in 1983 (the "Bancorp Pension Plan"). The normal retirement age under the Bancorp Pension Plan is the later of age 65 or the age of the participant on the 5th anniversary of plan participation. The monthly pension benefit for normal retirement in 1.2% of average monthly compensation for the 5 consecutive years during the last 10 years of service that produce the highest average salary, plus an additional 0.6% of the portion of the average monthly compensation during these same 5 years in excess of the monthly social security integration level. The entire monthly pension benefit for normal retirement will be multiplied by each year of service at normal retirement age, not to exceed 25 years. The Bancorp Pension Plan provides for early retirement at age 55 with 10 years continuous employment as well as full vesting of benefits upon termination of employment before retirement age and after completion of 7 years continuous employment. In the event of the death of an active participant, the total value of the decedent's accrued pension benefit will be paid to the designated beneficiary by the method selected by the beneficiary and approved by the Bancorp Pension Plan administrator. The benefit will be based upon the years of service and number of years before normal retirement age. The Bancorp Pension Plan does not provide for disability benefits. The Company funds the Bancorp Pension Plan for its proportionate share of the costs of such plan, based on the number of its employee participants. During 1995, the Company paid $172,090 for its share of the Bancorp Pension Plan's costs. See "Certain Transactions."

   Annual amounts of normal retirement pension payable under the Bancorp Pension Plan are illustrated in the following table. The illustration assumes retirement as of December 31, 1995 at the normal retirement age of 65.


   FIVE YEAR                   YEARS OF SERVICE
    AVERAGE      ---------------------------------------------
 COMPENSATION        10          15           20         25
- ---------------  ----------  ----------   ---------   --------
    $125,000       $21,060     $31,590     $42,120     $52,650
    150,000         25,560      38,340      51,120      63,900
    175,000         25,560      38,340      51,120      63,900
    200,000         25,560      38,340      51,120      63,900
    225,000         25,560      38,340      51,120      63,900
    250,000         25,560      38,340      51,120      63,900
    275,000         25,560      38,340      51,120      63,900
    300,000         25,560      38,340      51,120      63,900

   As of December 31, 1995, each of the Named Officers and certain directors of the Company had credited service (to the nearest whole year) under the Bancorp Pension Plan as follows:

                              CREDITED SERVICE
NAME                              IN YEARS
- ----                          -----------------
John W. Kiefer ..........             9
Stephen J. Donohue ......             6
James L. Morrison .......             6
Michael J. Sullivan  ....             0
Dennis A. McDermott  ....             4
Javier J. Holtz .........            13
Daniel M. Holtz .........            13

   In the event that Capital Bank's percentage ownership of the Common Stock of the Company drops below 80%, it is anticipated that the Company would adopt its own pension plan. At such time, the officers of the Company with years of credited service in the Bancorp Pension Plan would transfer such credit to the Company's pension plan.

BANCORP STOCK OPTION PLANS

   Certain of the Company's executive officers and all of the directors also participate in the Bancorp 1982 Employee Stock Option Plan and/or 1992 Employee Stock Option Plan (collectively, the "Bancorp Plans"). All of the directors and executive officers of the Company have participated in one or both of the Bancorp Plans. Messrs. John W. Kiefer, Daniel M. Holtz, Javier J. Holtz and Ronald S. Chase participate in the Bancorp Plans as a result of their relationship with Bancorp and Capital Bank and will continue to participate in such plans after the consummation of this offering. Mr. Kiefer's participation also relates to his employment by the Company. The participation of the officers of the Company in the 1992 Employee Stock Option Plan may continue after the consummation of this offering so long as the Company remains a subsidiary of Bancorp or Capital Bank.

   The following table sets forth certain information with respect to options to purchase shares of common stock of Bancorp granted under the Bancorp Plans to the Named Officers for the 1995 fiscal year and represents all options granted by Bancorp to such Named Officers for the period. In accordance with rules of the Securities and Exchange Commission, the table also describes the hypothetical gains that would exist for the respective options based on assumed rates of annual compounded stock appreciation of 5% and 10% from the date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on the future performance of Bancorp common stock, overall stock market conditions, and the Named Officer's continued employment with the Company. As a result, the amounts reflected in this table may not necessarily be achieved.

                   OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                                                                                   ANNUAL RATES
                                                                                                  OF STOCK PRICE
                                                                                                   APPRECIATION
                                               INDIVIDUAL GRANTS                                 FOR OPTION TERM(4)
                         ----------------------------------------------------------------    -----------------------
                                          % OF TOTAL
                          NUMBER OF      OPTIONS/SARS
                         SECURITIES       GRANTED TO
                         UNDERLYING       EMPLOYEES        EXERCISE OR
                         OPTIONS/SARS     IN FISCAL         BASE PRICE
NAME                      GRANTED(#)       YEAR(2)          ($/SH)(3)     EXPIRATION DATE         5%           10%
- ----                     ------------   -------------     --------------  ---------------    -----------    --------
John W. Kiefer.......       12,500            16.9%            $31.00      February 2001       $107,000     $236,625
Stephen J. Donohue...        3,500             4.7%            $31.00      February 2001       $ 29,960     $ 66,255
James L. Morrison....        3,475             4.7%            $31.00      February 2001       $ 29,746     $ 65,782
Michael J. Sullivan .          700             0.9%            $31.00      February 2001       $  5,992     $ 13,251
Dennis A. McDermott..        2,500             3.4%            $31.00      February 2001       $ 21,400     $ 47,325

- ------------
(1) Bancorp did not grant any SARs during the 1995 fiscal year. All options were granted in February 1996 for services rendered during the 1995 fiscal year. In addition, all of such options are exercisable immediately and are granted for a term of five years.

(2) This information is as a percentage of total Company employees only.

(3) Exercise price is based on the Nasdaq National Market closing price of Bancorp's common stock on the day immediately prior to the date of grant.

(4) Potential realizable value assumes that any shares that are acquired by the exercise of options are held until the end of the five-year option term.

   OPTIONS EXERCISES UNDER BANCORP PLANS. The following table sets forth stock options exercised during 1995 by the Named Officers, including the value realized upon such exercises. In addition, this table describes the number of unexercised options and the value of unexercised in-the-money options at the end of the 1995 fiscal year.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                  AND DECEMBER 31, 1995 OPTION/SAR VALUES(1)

                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING   VALUE OF UNEXERCISED
                                                                  UNEXERCISED            IN-THE-MONEY
                                                                OPTIONS/SARS AT         OPTIONS/SARS AT
                                                                  DECEMBER 31,           DECEMBER 31,
                                                                    1995(#)               1995($)(2)

                        SHARES ACQUIRED        VALUE              EXERCISABLE/           EXERCISABLE/
NAME                    ON EXERCISE(#)     REALIZED($)(2)       UNEXERCISABLE(3)       UNEXERCISABLE(3)
- --------------------- ---------------- -----------------  ---------------------- ---------------------
John W. Kiefer ......        4,500            $124,125             59,001 / 0            $1,010,597 / 0
Stephen J. Donohue  .        1,500            $ 41,375             15,500 / 0            $  272,651 / 0
James L. Morrison  ..        1,500            $ 41,375             15,100 / 0            $  265,119 / 0
Michael J. Sullivan              0            $      0              700 / 0              $        0 / 0
Dennis A. McDermott              0            $      0             11,500 / 0            $  196,250 / 0

- ------------
(1) Bancorp has not granted any SARs under the Bancorp Plans.

(2) These values are based on the Nasdaq National Market closing price of Bancorp's common stock on December 29, 1995.

(3) Includes options acquired pursuant to a 3-for-2 stock split effected in the form of a 50% stock dividend in 1995. Also includes options which were granted in February 1996 for services rendered during the 1995 fiscal year, which as of June 13, 1996 were out of the money options.

                             CERTAIN TRANSACTIONS

LOANS FROM AFFILIATES

   The Company has a $125 million revolving line of credit facility with Capital Bank, the Company's sole shareholder prior to the Offering, pursuant to which the Company had outstanding borrowings of approximately $52 million as of December 31, 1995. The Capital Facility bears interest at the prime rate as published in the Wall Street Journal (8.75% at December 31, 1995). The Facility is subject to annual review by Capital Bank and is due on demand. The net proceeds from this offering will be used to reduce indebtedness under the Capital Facility. The following table sets forth certain information with respect to amounts owed by the Company to Capital Bank since December 31, 1993:

                                                   1993         1994         1995
                                               ----------- -----------  -----------
                                                       (DOLLARS IN THOUSANDS)
Maximum amount outstanding at any month-end      $122,200     $118,000      $ 64,840
Average borrowings ..........................    $103,929     $  84,095     $ 52,701
Interest expense for the period .............    $   6,845    $   6,090     $  4,732
Average interest rate .......................         6.6%         7.2%         9.0%

PENSION PLAN

   Eligible employees of the Company participate in the Bancorp Pension Plan. The Company's share of the required contributions to the Bancorp Pension Plan are based on a fixed percentage of the Company's payroll and is remitted monthly to Capital Bank. Capital Bank is responsible for the actual contributions to the Bancorp Pension Plan. The Company remitted $113,420, $134,390 and $172,090 for the years ending 1993, 1994 and 1995, respectively, for its share of the Bancorp Pension Plan's costs.

GROUP MEDICAL AND LIFE PLANS

   Capital Bank obtains group medical, dental and life insurance coverage on behalf of the Company. Premiums are charged to the Company at the same amount as they are assessed by the insurance companies to Capital Bank with respect to the Company. During the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, the Company paid insurance premiums of $114,846, $533,843, $527,669 and $139,099, respectively, for its actual portion of such insurance premiums.

ALLOCATED EXPENSES WITH AFFILIATES

   Capital Bank charges the Company for services rendered by Capital Bank's legal department. Charges are based upon internal time estimates prepared by Capital Bank for personnel costs and related overhead costs associated with such services. Legal costs paid by the Company to Capital Bank for 1993, 1994 and 1995 were $190,662, $102,543 and $80,048 respectively. The Company also reimburses Capital Bank for its portion of insurance expenses. Payments to Capital Bank for insurance expenses during the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, aggregated approximately $126,219, $97,384, $149,302 and $25,548, respectively.

LETTERS OF CREDIT

   Capital Bank provided approximately $66.6 million, $79.5 million, $130.1 million and $30.7 million during 1993, 1994, 1995 and the three months ended March 31, 1996, respectively, of letters of credit for clients of the Company. For a fee, the Company guarantees the payment by its clients under these letters of credit. Fees charged for issuance of the letters of credit are paid directly to Capital Bank and amounted to $445,090, $389,571, $462,013 and $94,353, for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively.

INCOME TAX PAYMENTS TO AFFILIATES

   The results of operations of the Company are included in the consolidated federal income tax returns filed by Bancorp. Capital Bank allocates income taxes to the Company calculated on a separate return basis, except that tax benefits are allocated to the Company to the extent such benefits are useable by the consolidated group. The Company pays to (or receives from) Capital Bank the amount of its estimated annual current tax provisions (benefits). The Company paid approximately $3.0 million and $4.9 million for income taxes related to its fiscal years ended December 31, 1993 and December 31, 1994, respectively. As of December 31, 1995, the Company had not paid Capital Bank the amounts due for taxes for the 1995 fiscal year.

TAX SHARING AND INDEMNITY AGREEMENT

   After this offering, the results of operations of the Company will continue to be included in the tax returns filed by Bancorp's affiliated, combined or unitary groups for federal, state and local income and franchise tax purposes. The members of those groups, including the Company, currently are parties to a tax allocation agreement that allocates the liability for those taxes among them. Effective on consummation of this offering, the Company, Bancorp and the other members of those tax reporting groups will enter into a new tax allocation and indemnity agreement. Under the new agreement, for periods ending after the offering, the tax liabilities of the group will be allocated between, on the one hand, the Parent Group (the "Parent Group"), consisting of Bancorp and its direct and indirect wholly-owned subsidiaries other than the Company and its direct and indirect wholly-owned subsidiaries ("the Factors Group") and, on the other hand, the Factors Group, pursuant to a method specified in regulations of the Treasury Department that would impose on Parent Group and Factors Group liability for an amount that corresponds (with various modifications) to the liability that Parent Group and Factors Group each would incur if Parent Group and Factors Group filed tax returns as separate affiliated, combined or unitary groups. In addition, the new agreement provides that Factors Group will indemnify Parent Group for any increase in the tax liability of the group that is attributable (under the prior agreement or the new agreement, as applicable) to Factors Group, and Factors Group will be entitled to receive any tax refund that is attributable to Factors Group. The new agreement similarly provides that Parent Group will indemnify Factors Group for any increase in the tax liability of the group that is attributable to Parent Group.

TRANSACTIONS WITH OPPENHEIMER & CO., INC.

   Craig L. Platt, a director of Bancorp since May 1993 and of Capital Bank since April 1993, has been a Senior Vice President with Oppenheimer & Co., Inc., the managing underwriter of this offering, since December 1994. In addition to Oppenheimer & Co., Inc.'s involvement with this offering, in July 1995, Oppenheimer & Co., was engaged by Capital Bank to provide advisory services, for which Oppenheimer & Co., Inc. received a fee of $30,000. In addition, Oppenheimer & Co., Inc. provided certain brokerage services to Capital Bank in connection with its sale of 120,000 shares of Bancorp common stock, for which it received its customary brokerage commission.

LOANS TO OFFICERS OF THE COMPANY

   From time to time, Capital Bank makes loans and extends credit to certain of the Company's officers and directors, including John W. Kiefer, the President, Chief Executive Officer and a director of the Company. In the opinion of Capital Bank, all of such loans and extensions of credit were made in ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other third parties.

AGREEMENT BETWEEN CAPITAL BANK, HOLDING AND FACTORS

   Holding has agreed with Capital Bank not to issue any shares of Common Stock that would reduce Capital Bank's interest below 80% or any shares of any other class of capital stock without Capital Bank's written approval, during the Eighty Percent Period. Holding may also not acquire certain assets, amend its bylaws, change the size of its Board or fill vacancies in the Board without such approval during the Eighty Percent Period. Similar restrictions apply to Factors pursuant to this Agreement, except that Factors is restricted from issuing any shares of capital stock without approval by Capital Bank.

APPROVAL OF RELATED PARTY TRANSACTIONS

   The Company has adopted a policy whereby all transactions between the Company and one or more of its affiliates must be approved in advance by a majority of the Company's Conflict of Interest Committee.

                            PRINCIPAL SHAREHOLDERS

   Capital Bank, whose principal address is 1221 Brickell Avenue, Miami, Florida 33131, currently owns 10,000,000 shares of Common Stock (after giving effect to the 10,000-for-1 stock split), representing 100% of all the issued and outstanding Common Stock of the Company. After giving effect to issuance of the Common Stock pursuant to this offering, Capital Bank will own approximately 83% of the issued and outstanding Common Stock of the Company (approximately 81% if the Underwriters' over-allotment option is exercised in full).

   Bancorp is the sole shareholder of Capital Bank. The following table sets forth information, as of June 1, 1996, with respect to the beneficial ownership of the common stock of Bancorp by (i) each director and nominee for director of the Company, (ii) each person known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of Bancorp, and (iii) all directors, nominees for director and executive officers of the Company as a group.

                                                                     PERCENTAGE OWNERSHIP
                                                                     ATTRIBUTABLE TO THE
                                                                           COMPANY
                                                                    ----------------------
NAME OF INDIVIDUAL OR                         AMOUNT AND NATURE      BEFORE        AFTER
IDENTITY OF GROUP                          OF BENEFICIAL OWNERSHIP  OFFERING      OFFERING
- ---------------------                      -----------------------  --------      --------
Fana Holtz ............................          2,935,680(1)         39.2%         32.5%
Daniel M. Holtz .......................            546,166(2)          7.2%          6.0%
Javier J. Holtz .......................            285,778(3)          3.8%          3.2%
John W. Kiefer ........................             68,001(4)           *             *
Stephen N. Ashman .....................             60,866(5)           *             *
Harold L. Oshry .......................             42,500(6)           *             *
Ronald S. Chase .......................             23,750(7)           *             *
Bruce Raiffe ..........................            107,834(8)          1.4%          1.2%
Jack Listanowsky ......................             12,500(9)           *             *
Leon Simkins ..........................            712,399(10)         9.5%          7.9%
Cynthia Cohen Turk ....................              --                --           --
Norman G. Einspruch ...................              --                --           --
Abel Holtz ............................            677,077(11)         9.1%          7.6%
Alex Halberstein ......................            734,692(12)        10.0%          8.3%
All directors and executive officers
  of the Company as a group, including
  those listed above (15 persons) .....          1,195,295            15.1%         12.5%

- ------------
  *  Less than 1%
 (1) Includes 1,527,565 shares held individually, 1,385,115 shares over which Mrs. Holtz claims voting power pursuant to various shareholder agreements and irrevocable proxies and 23,000 shares that Mrs. Holtz has the right to acquire upon exercise of presently exercisable options. Does not include an aggregate of 325,838 shares, nor presently exercisable options to purchase a total of 264,002 shares, owned by the adult sons of Mrs. Holtz, as to which shares Mrs. Holtz disclaims beneficial ownership and voting power. Also does not include 665,893 shares, nor presently exercisable options to purchase a total of 11,184 shares, owned by Mr. Abel Holtz, Mrs. Holtz's husband, as to which shares Mrs. Holtz disclaims beneficial ownership and voting power. Mrs. Holtz, individually, and together with her sons Daniel Holtz and Javier Holtz, filed an application with the FDBF to acquire and/or maintain control of Bancorp, although they do not believe that such an application is required. See "Business--Legal and Administrative Proceedings--Administrative Proceedings" and "Business-- Regulation."
 (2) Includes 211,500 shares held individually, 166,665 shares held by DH Associates, Ltd., a partnership of which Daniel Holtz is general partner, and 168,001 shares that Mr. Holtz has the right to acquire upon exercise of currently exercisable options. Mr. Holtz, individually and together with Fana Holtz and Javier Holtz, filed an application with the FDBF to acquire and/or maintain control of Bancorp, although they do not believe such an application is required. See "Business--Legal and Administrative Proceedings--Administrative Proceedings" and "Business--Regulation."
 (3) Includes 162,919 shares held individually, 3,937 shares held jointly by Javier Holtz and his wife, 22,500 shares held by his wife individually and 421 shares over which Mr. Holtz claims voting power pursuant to various shareholder agreements and irrevocable proxies. Also includes 96,001 shares that Mr. Holtz has the right to acquire upon exercise of currently exercisable options. Mr. Holtz, individually and together with Fana Holtz and Daniel Holtz, filed an application with the FDBF to acquire and/or maintain control of Bancorp, although they do not believe such an application is required. See "Business--Legal and Administrative Proceedings--Administrative Proceedings" and "Business--Regulation."

 (4) Includes 9,000 shares held individually and 59,001 shares that Mr. Kiefer has the right to acquire upon exercise of currently exercisable options.
 (5) Includes 24,466 shares held jointly by Stephen Ashman and his wife, 7,000 shares held by his wife individually, 5,400 shares held by a trust of which Mr. Ashman is a co-trustee and presently exercisable options held by Mr. Ashman to purchase an aggregate of 20,000 shares.
 (6) Includes 20,000 shares that Mr. Oshry has the right to acquire upon exercise of currently exercisable options.
 (7) Represents presently exercisable options held by Mr. Chase to purchase 23,750 shares.
 (8) Includes 20,000 shares that Mr. Raiffe has the right to acquire upon exercise of presently exercisable options.
 (9) Represents 12,500 shares that Mr. Listanowsky has the right to acquire upon exercise of presently exercisable options.
 (10) Includes 516,277 shares held by Mr. Simkins individually, 13 shares held as custodian for Mr. Simkins' son under the Florida Gifts to Minors Act, 170,109 shares held by a trust for the benefit of Mr. Simkins and 26,000 shares that Mr. Simkins has the right to acquire upon exercise of presently exercisable options.
 (11) Based upon the Schedule 13G filed by Mr. Holtz on February 14, 1996 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), includes presently exercisable options held by Abel Holtz to purchase an aggregate of 11,184 shares. Abel Holtz has advised Bancorp that he has orally agreed with the FDIC not to vote his shares in Bancorp at the present time.
 (12) Based upon  the Schedule 13G filed by Mr. Halberstein on February 14,
     1996 pursuant to Rule 13d-1 of the Exchange Act, includes 527,814 shares held individually by Mr. Halberstein and 90,000 shares held jointly with his wife. Also includes 116,878 shares held by Mr. Halberstein as trustee for various trusts established for the benefit of Mr. Halberstein's family members.

                         DESCRIPTION OF CAPITAL STOCK

   Holding's authorized capital stock consists of 25,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, par value $.01 per share. After giving effect to 10,000 for-1 stock split to be effected by Holding prior to the effective date of this offering, an aggregate of 10,000,000 shares of Common Stock will be outstanding. See "Principal Shareholders." No shares of Preferred Stock have been issued to date. The following brief description of Holding's capital stock does not purport to be complete and is subject in all respects to applicable Florida law and the provisions of Holding's Articles of Incorporation (the "Articles") and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

   Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares voting for election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote of shareholders. Dividends may be paid to holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon liquidation or dissolution of Holding, holders of Common Stock will be entitled to share ratably in the assets of Holding legally available for distribution to shareholders.

   Upon completion of this offering, Holding's existing shareholder will beneficially own approximately 83% of the outstanding shares of Common Stock (approximately 81% if the Underwriters' over-allotment option is exercised in full) and will therefore be able to elect the entire Board of Directors and control all matters submitted to shareholders for a vote.

   The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Holding, although Capital Bank will have preemptive rights (the "Preemptive Rights") with respect to the issuance of any shares of Holding's capital stock or other equity securities, including shares issuable pursuant to outstanding options, other than options issued pursuant to the Plan which are exercisable without Capital Bank's approval, pursuant to an agreement entered into among Capital Bank, Holding and Holding's direct and indirect subsidiaries. The Preemptive Rights shall be exercisable at the same price per share as the shares proposed to be issued. Such rights shall remain in effect during the Eighty Percent Period. During this period, pursuant to the Articles, no additional shares of Common Stock may be issued that would reduce Capital Bank's ownership interest in the Common Stock below 80% of the issued and outstanding shares of Common Stock without Capital Bank's written approval, and no shares of any other class of capital stock or other equity security may be issued without Capital Bank's written approval. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

   Although Holding has no present plans to issue shares of Preferred Stock, Preferred Stock may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of Directors, without obtaining shareholder approval other than written approval from Capital Bank during the Eighty Percent Period, could issue the Preferred Stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of Common Stock and adversely effect the market price of such stock. The issuance of Preferred Stock could also be used as an antitakeover measure by Holding without any further action by the shareholders.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

   Holding is subject to (i) the Florida Control Share Act, which generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders and (ii) the Florida Fair Price Act, which generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding shares of the corporation (or their affiliates).

   In addition, certain provisions of Holding's Articles summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

   BOARD OF DIRECTORS. The Articles authorize the Board of Directors to fill vacant directorships or increase the size of the Board, subject to the approval of Capital Bank or its designee during the Eighty Percent Period. This provision will prevent a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees and will deter the Board from changing the Board without Capital Bank's approval.

   BYLAWS. The Articles authorize the Board of Directors to amend the bylaws, subject to the approval of Capital Bank or its designee during the Eighty Percent Period. This provision will prevent a shareholder or the Board from amending the bylaws without Capital Bank's approval during the Eighty Percent Period.

   SPECIAL MEETING OF SHAREHOLDERS. The Articles provide that special meetings of shareholders of Holding be called only by the Board of Directors or holders of not less than 30% of the votes entitled to be cast at the special meeting.

   AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval, except that during the Eighty Percent Period, written approval of Capital Bank is required for the issuance of shares of Common Stock that would reduce Capital Bank's ownership of Common Stock below 80% of the issued and outstanding shares of Common Stock or for the issuance of shares of any other class of capital stock. If issued, these additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors, with Capital Bank's approval during the Eighty Percent Period and without such approval thereafter, to issue shares to persons friendly to current management or Capital Bank which could render more difficult or discourage an attempt to obtain control of Holding by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of Holding's management.

   The articles of incorporation of Factors prohibit the issuance of additional shares of capital stock during the Eighty Percent Period, without the prior approval of Capital Bank. In addition, such articles require Capital Bank's approval during the Eighty Percent Period for the Board to change the size of the Board, fill vacancies in the Board or amend the bylaws. The articles of incorporation of Holding and Factors also require approval of Capital Bank during the Eighty Percent Period for certain acquisitions of assets and for Holding or Factors to take any action that would cause their subsidiaries to issue additional shares of capital stock or to make certain acquisitions or to alter the Board of Directors of Factors or any subsidiary. The foregoing provisions applicable to Factors and the provisions applicable to Holding are also contained in an agreement among Capital Bank, Holding and Factors. This agreement also gives Capital Bank preemptive rights during the Eighty Percent Period.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar of the Common Stock will be American Stock Transfer and Trust Company.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon consummation of this offering, the Company will have 12,000,000 shares of Common Stock outstanding (12,300,000 shares if the Over-Allotment Option is exercised in full). Of those shares, the 2,000,000 shares sold in this offering (2,300,000 shares if the Over-Allotment Option is exercised in full) will be freely transferable without restriction or registration under the Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined under the Act). The remaining 10,000,000 shares of Common Stock to be outstanding immediately following the offering ("restricted shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act.

   In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned his shares for two years, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 120,000 shares immediately after this offering, 123,000 if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least three years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of the Company.

   The Commission has recently proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modifications will have a material effect on the times when shares of the Company's Common Stock become eligible for resale.

   The Company has reserved an aggregate of 800,000 shares of Common Stock for issuance pursuant to the Plan and the Company intends to register such shares on Form S-8 following this offering. Subject to restrictions imposed pursuant to the Plans, shares of Common Stock issued pursuant to the Plans after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company, and by affiliates pursuant to Rule 144. See "Management--Stock Option Plan."

   Prior to this offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following this offering could adversely affect the then prevailing market price. The Company's existing sole shareholder, Capital Bank, has agreed that it will not sell or otherwise transfer any shares of Common Stock to the public for 180 days after this offering. See "Underwriting."

                                 UNDERWRITING

   Subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters named below (the "Underwriting Agreement"), for whom Oppenheimer & Co., Inc. is acting as representative (the "Representative"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names:

                                 NUMBER OF
UNDERWRITER                       SHARES
- ---------------------------- --------------
Oppenheimer & Co., Inc.  ...

                              --------------
   Total ...................     2,000,000
                              ==============

   The Underwriters will be obligated to purchase all of the shares of Common Stock offered (other than the shares covered by the over-allotment option described below) if any are purchased.

   The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this
Prospectus, and at such price less a concession not in excess of $      per
share. The Underwriters may allow, and such dealers may reallow, concessions
not in excess of $      per share on sales to other brokers or dealers. After
the initial public offering, the public offering price, concession and reallowance to brokers or dealers may be changed by the Representative.

   The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 300,000 additional shares of Common Stock exercisable from time to time at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will be obligated, subject to certain conditions, to purchase the same proportion thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

   The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

   The Company, Capital Bank, the sole shareholder of the Company prior to the offering, and their respective officers and directors have agreed that they will not sell, offer to sell, contract to sell, distribute, transfer, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock, any securities convertible into, exercisable for or exchangeable for Common Stock or any rights to purchase or acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative, except for the shares offered hereby and the issuance of shares upon exercise of options granted under the Company's stock option plans. See "Shares Eligible for Future Sale."

   Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock offered hereby has been determined by negotiation between the Company and the Representative. The matters considered in determining the initial public offering price include the history of and prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for further earnings of the Company, the general condition of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. There can be no assurance that an active or orderly trading market will develop for Common Stock or that the Common Stock will trade in the public market subsequent to the offering at or above the initial public trading price. The Company's Common Stock has been approved for listing on the Nasdaq National Market System under the symbol "CAPF."

   Craig L. Platt, a director of Bancorp since May 1993 and Capital Bank since April 1993, has been a Senior Vice President with Oppenheimer & Co., Inc., the managing underwriter of this offering, since December 1994. Mr. Platt is a 40% limited partner in a partnership which owns 166,665 shares of Bancorp common stock; however, he has no voting or investment control of such shares. In addition, Mr. Platt has presently exercisable options to acquire 23,750 shares of Bancorp common stock, which he received in his capacity as a director of Bancorp and Capital Bank. Additionally, Oppenheimer & Co., Inc. has from time to time provided investment banking and brokerage services to affiliates of the Company. See "Certain Transactions."

                                LEGAL MATTERS

   The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters for the Underwriters will be passed upon by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                   EXPERTS

   The consolidated financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports thereon appearing herein and elsewhere in the Registration Statement, and have been so included in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                               PAGE
                                                                                            ---------
THE COMPANY'S FINANCIAL STATEMENTS

Report of Independent Auditors ...........................................................     F-2

Consolidated Balance Sheets as of December 31, 1994 and 1995
  and March 31, 1996 (unaudited)..........................................................     F-3

Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
  and for the three month periods ended March 31, 1995 and 1996 (unaudited)...............     F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1993,
  1994 and 1995 and for the three month periods ended March 31, and 1996 (unaudited)......     F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995 and for the three month periods ended March 31, 1995 and 1996 (unaudited)..........     F-6

Notes to Consolidated Financial Statements ...............................................     F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Capital Factors Holding, Inc.:

   We have audited the accompanying consolidated balance sheets of Capital Factors Holding, Inc. (a wholly owned subsidiary of Capital Bank) and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of Capital Factors Holding, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Miami, Florida

February 28, 1996 (March 4, 1996 as to the second paragraph of Note 13, May 16, 1996 as to the third paragraph of Note 13 and July 1, 1996 as to the first paragraph of Note 13)

                CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                          --------------------------------      MARCH 31,
                                                                1994           1995               1996
                                                          ---------------  ---------------   -------------
                                                                                              (UNAUDITED)
ASSETS
 Cash (Note 12) ........................................    $ 15,446,835    $  20,326,814    $  16,718,006
 Restricted Cash (Notes 5,12) ..........................       4,687,500       16,187,500        6,562,500
 Receivables (Notes 3,5,12) ............................     260,390,337      361,205,965      401,515,700
  Unearned discounts ...................................      (2,781,219)      (3,404,016)      (4,051,473)
  Allowance for credit losses ..........................      (1,774,101)      (2,980,778)      (2,683,733)
                                                          ---------------  ---------------  ---------------
 Receivables, net ......................................     255,835,017      354,821,171      394,780,494
 Property and equipment, net (Note 4) ..................       3,026,155        3,285,049        3,282,592
 Other Assets (Notes 5,7) ..............................       3,884,422        4,850,831        5,042,554
                                                          ---------------  ---------------  ---------------
TOTAL ..................................................    $282,879,929     $399,471,365     $426,386,146
                                                          ===============  ===============  ===============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
 Due to affiliates (Note 9) ............................    $  4,835,698    $   6,452,964    $   1,250,458
 Capital Factors variable rate asset backed
   certificates (Notes 5,12) ...........................     125,000,000      175,000,000      175,000,000
 Notes payable to affiliates (Notes 6,12) ..............      34,540,000       52,260,000       69,754,000
 Due to factoring clients (Note 12) ....................      90,706,683      128,577,577      141,578,108
 Other liabilities .....................................       3,150,246        3,840,425        3,560,137
                                                          ---------------  ---------------  ---------------
  Total liabilities ....................................     258,232,627      366,130,966      391,142,703
                                                          ---------------  ---------------  ---------------
COMMITMENTS AND CONTINGENCIES (Notes 8,10,11,12)

  STOCKHOLDER'S EQUITY (Note 1,13):
   Common stock, $0.01 par value, 10,000,000 shares
    authorized, issued and outstanding  ................         100,000          100,000          100,000
 Additional paid-in capital ............................       9,542,096        9,542,096        9,542,096
 Retained earnings .....................................      15,005,206       23,698,303       25,601,347
                                                          ---------------  ---------------  ---------------
  Total stockholder's equity ...........................      24,647,302       33,340,399       35,243,443
                                                          ---------------  ---------------  ---------------
TOTAL ..................................................    $282,879,929     $399,471,365     $426,386,146
                                                          ===============  ===============  ===============

               See notes to consolidated financial statements.

                CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME

                                                                                                   THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                        MARCH 31,
                                             ----------------------------------------------  ------------------------------
                                                  1993            1994             1995           1995            1996
                                             -------------- --------------   --------------  --------------  --------------
                                                                                                      (UNAUDITED)
REVENUES
 Factoring fees ...........................    $15,375,900     $17,370,626     $19,518,541     $ 4,565,143     $  5,524,449
 Interest income ..........................     13,511,324      17,628,230      28,210,599       6,003,949        7,574,087
 Letter of Credit and other fees ..........      1,127,513       1,237,611       2,040,383         350,693          753,821
 Other ....................................      1,302,685       1,540,712       1,849,466         324,461          291,043
                                             -------------- --------------   --------------  --------------  --------------
  Total revenues ..........................     31,317,422      37,777,179      51,618,989      11,244,246       14,143,400
                                             -------------- --------------   --------------  --------------  --------------
EXPENSES (Note 9) .........................
 Interest expense (Note 5, 6) .............        997,446       4,238,942      11,629,391       2,500,796        3,141,111
 Interest expense to affiliates (Note 6,9).      6,844,512       6,090,174       4,731,668       1,052,634        1,415,197
 Salaries and benefits ....................      7,773,626       8,698,858      11,240,046       2,620,828        3,250,837
 Provision for credit losses (Note 3)  ....      2,645,000       2,235,000       2,234,721         450,000        1,100,000
 Occupancy and other office expenses  .....      1,861,862       2,135,319       2,588,459         544,543          880,876
 Depreciation .............................        565,311         591,554         632,739         163,042          153,640
 Professional fees ........................      1,286,929       1,180,861         991,535         242,162          179,039
 Other ....................................      1,584,017       1,529,925       3,004,570         531,600          824,218
                                             -------------- --------------   --------------  --------------  --------------
  Total expenses ..........................     23,558,703      26,700,633      37,053,129       8,105,605       10,944,918
                                             -------------- --------------   --------------  --------------  --------------
INCOME BEFORE INCOME TAXES ................      7,758,719      11,076,546      14,565,860       3,138,641        3,198,482
                                             -------------- --------------   --------------  --------------  --------------
PROVISION FOR INCOME TAXES (Note 7)  ......      3,453,428       4,984,450       5,872,763       1,255,636        1,295,438
                                             -------------- --------------   --------------  --------------  --------------
NET INCOME ................................    $ 4,305,291     $ 6,092,096     $ 8,693,097     $ 1,883,005      $ 1,903,044
                                             ============== ==============   ==============  ==============  ==============
NET INCOME PER SHARE (Note 2) .............    $      0.43     $      0.61     $      0.87     $      0.19      $      0.19
                                             ============== ==============   ==============  ==============  ==============

               See notes to consolidated financial statements.

                CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                        YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                                           AND THREE MONTHS ENDED MARCH 31, 1996
                                      -----------------------------------------------
                                                         ADDITIONAL
                                                           PAID-IN       RETAINED
                                        COMMON STOCK       CAPITAL       EARNINGS
                                      ---------------  -------------- --------------
BALANCE, DECEMBER 31, 1992 .........      $100,000      $ 9,542,096     $  4,607,819
 Net Income ........................             0                0        4,305,291
                                      --------------- --------------  --------------
BALANCE, DECEMBER 31, 1993 .........       100,000        9,542,096        8,913,110
                                      --------------- --------------  --------------
 Net Income ........................             0                0        6,092,096
                                      --------------- --------------  --------------
BALANCE, DECEMBER 31, 1994 .........       100,000        9,542,096       15,005,206
                                      --------------- --------------  --------------
 Net Income ........................             0                0        8,693,097
                                      --------------- --------------  --------------
BALANCE, DECEMBER 31, 1995 .........       100,000        9,542,096       23,698,303
                                      --------------- --------------  --------------
 Net Income (unaudited).............             0                0        1,903,044
                                      --------------- --------------  --------------
BALANCE, MARCH 31, 1996 (unaudited)       $100,000       $9,542,096      $25,601,347
                                      =============== ==============  ==============

               See notes to consolidated financial statements.

                CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            MARCH 31,
                                      ---------------------------------------------------  --------------------------------
                                            1993             1994              1995             1995              1996
                                      ---------------  ----------------   ---------------  ---------------  ---------------
                                                                                                     (UNAUDITED)
OPERATING ACTIVITIES:
 Net income ........................    $  4,305,291    $    6,092,096    $   8,693,097    $   1,883,005     $   1,903,044
 Adjustments to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation ...................         565,311           591,554          632,739          163,042           153,640
    Deferred income taxes ..........        (259,664)          209,383         (399,986)        (125,982)          106,869
    Provision for credit losses  ...       2,645,000         2,235,000        2,234,721          450,000         1,100,000
    Increase in restricted cash  ...               0        (4,687,500)      (1,500,000)          --              (375,000)
    Loss on sale of assets .........               0            12,399            3,873           --                   884
    Due to affiliates ..............         456,869         3,936,578        1,617,266       (2,808,222)       (5,202,506)
    Other assets ...................        (104,338)          343,208         (430,465)        (275,655)         (403,554)
    Other liabilities ..............         688,899         1,052,788          690,179        4,484,197          (280,288)
                                      ---------------  ----------------   --------------- ---------------   ---------------
      Net cash provided by operating
        activities .................       8,297,368         9,785,506       11,541,424        3,770,385        (2,996,911)
                                      ---------------  ----------------   ---------------  ---------------  ---------------
INVESTING ACTIVITIES:
 Loan to clients, net ..............      (6,202,118)       (7,448,868)      (3,053,589)       7,271,274        10,882,604
 Increase in asset backed loans  ...               0       (10,473,533)     (27,841,907)      (4,384,703)        4,980,164
 Net increase in factoring accounts
   receivable, net of due to
   factoring clients ...............     (34,761,943)       (5,230,704)     (32,940,825)     (35,551,618)      (44,588,233)
 Sales of participations ...........      11,545,936           334,570        1,238,287           --             1,228,458
 Payments on participations  .......      (2,000,000)      (12,180,506)        (751,947)        (409,421)         (561,784)
 Purchase of property and equipment         (313,839)         (621,391)        (914,342)        (153,023)         (152,068)
 Disposal of property and equipment                0             2,821           18,836           17,466                 0
                                      ---------------  ----------------  ---------------   ---------------   ---------------
      Net cash used in investing
        activities .................     (31,731,964)      (35,617,611)     (64,245,487)     (33,210,025)      (28,210,859)
                                      ---------------  ----------------  ---------------   ---------------   ---------------
FINANCING ACTIVITIES:
 Issuance of senior certificates  ..               0       125,000,000       50,000,000          --               --
 Restricted proceeds from senior
   certificates ....................               0                 0      (10,000,000)         --             10,000,000
 Proceeds from borrowings ..........      50,700,000        51,900,000       53,522,033       30,990,000        24,042,000
 Payments on borrowings ............     (27,200,000)     (140,360,000)     (35,802,033)        (690,000)       (6,548,000)
 Payments of deferred financing
   costs ...........................               0        (2,700,761)        (744,802)               0           (66,523)
 Amortization of deferred costs  ...               0           228,189          608,844          137,592           171,485
                                      ---------------  ----------------  ---------------   ---------------   ---------------
      Net cash provided by financing
        activities .................      23,500,000        34,067,428       57,584,042       30,437,592        27,598,962
                                      --------------- ----------------   ---------------   ---------------   ---------------
NET INCREASE IN CASH ...............          65,404         8,235,323        4,879,979          997,952        (3,608,808)
CASH, BEGINNING OF PERIOD ..........       7,146,108         7,211,512       15,446,835       15,446,835        20,326,814
                                      ---------------  ----------------  ---------------   ---------------   ---------------
CASH, END OF PERIOD ................    $  7,211,512     $  15,446,835     $ 20,326,814     $ 16,444,787      $ 16,718,006
                                      ===============  ================  ===============   ===============   ===============
SUPPLEMENTAL CASH FLOW INFORMATION

   Cash payments for interest ......    $   8,064,714    $    9,375,978    $  14,784,541    $   3,331,280     $   4,381,897
                                      ===============  ================  ===============   ===============   ===============

               See notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

   Capital Factors Holding, Inc. ("the Parent Company") is a wholly-owned subsidiary of Capital Bank (the "Bank"). The Bank is a wholly-owned subsidiary of Capital Bancorp ("Bancorp"). The Parent Company was incorporated in June 1994, in order to accommodate the issuance of Variable Rate Asset Backed Certificates (as further discussed in Note 5 to the financial statements), and issued 1,000 shares (100%) of its stock to Capital Bank in exchange for 60 shares (100%) of the outstanding shares of Capital Factors, Inc. ("Factors"). Since the stock transaction has been between related parties, the results of operations have been presented as though the companies had been combined as of the earliest year presented. The Parent Company has two wholly-owned subsidiaries, Factors and CF One, Inc. ("CF One"). Factors has one wholly-owned subsidiary, CF Funding Corp. ("Funding").

   Factors provides factoring and other services primarily to commercial businesses and generally purchases trade accounts receivables from clients and assumes all risks of collectibility for credit approved receivables, except as such risks result from fraud or invalid receivables, and dilution. Factors generally enters into advance factoring arrangements which allow clients to obtain cash advances against a stipulated percentage of the receivables before they are due or collected.

   The Company provides services to its clients through four offices located in Fort Lauderdale, Florida; Los Angeles, California; New York, New York and Charlotte, North Carolina. The Company's clients primarily include manufacturers, importers, wholesalers and distributors in apparel and textile related industries and, to a lesser extent, clients in consumer goods related industries such as plastics, video game cartridges, paper and healthcare services.

   The Company's factored accounts receivable are due from clients' customers geographically located throughout the United States, principally retailers, manufacturers and distributors. The majority of the Company's customers are large national or regional department store chains or specialty retailers. As of December 31, 1994, 1995 and March 31, 1996, the Company had factored accounts receivable aggregating approximately $114.1 million, $130.0 million and $169.5 million, respectively, due from 34, 37 and 44 customers, respectively, each with balances exceeding $1 million. These customers are primarily large national or regional department store chains or specialty retailers. The largest amount due from any one customer, a national department store chain, at March 31, 1996 was approximately $18.8 million.

   The Company's asset backed loans represent loans provided to clients principally collateralized by accounts receivables. The Company does not service the accounts receivables nor does it provide credit protection of the receivables.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INTERIM FINANCIAL INFORMATION--The unaudited financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS--(CONTINUED)

include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The operating results for the three months ended March 31, 1996 are not necessarily indicative of the operating results to be expected for the full fiscal year or for any future period.

   PRINCIPLES OF CONSOLIDATION--The consolidated financial statements of Capital Factors Holding, Inc. and Subsidiaries (the "Company") include the accounts of the Parent Company, Factors and Funding, and CF One. All significant intercompany transactions and balances have been eliminated in consolidation.

   INCOME RECOGNITION--Interest income on all loans and advances is calculated using the simple interest method on the daily balances of principal outstanding and is recorded as earned in accordance with the terms of the related factoring agreements with clients. Accrual of interest income is discontinued on troubled loans and advances to factoring clients when the loan balance and interest receivable exceeds the estimated value of the collateral securing the loan or advance. Factoring fees are recognized generally at the time of purchase of factored receivables due to the nature of the relationship with the factoring client and the relatively short term nature of the factored receivables. Commitment/closing fees related to asset based loans are amortized over the life of the loan as an adjustment of yield. The difference between the Company's income recognition policy and amortization of such fee over the service period is immaterial.

   ALLOWANCE FOR CREDIT LOSSES--The allowance for credit losses is maintained at a level deemed adequate by management to absorb losses in the portfolio after evaluating the portfolio, current economic conditions, changes in the nature and the volume of the portfolio, past loss experience and other pertinent factors. Many of these factors involve a significant degree of estimation and are subject to rapid change which may be unforeseen by management. It is reasonably possible that changes in these factors could result in material adjustments to the allowance in the near term. The charge off of a past due receivable takes place when management determines that the receivable is uncollectible and, in most cases, when the receivable becomes 120 days past due.

   PROPERTY AND EQUIPMENT--Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives, primarily on the straight-line method. Estimated depreciable lives range from 3--8 years for furniture, equipment, software and leasehold improvements and 39 years for buildings.

   UNEARNED AND EARNED DISCOUNTS--The Company deducts trade and cash discounts on all factoring invoices purchased. Discounts not taken by customers are recognized as income principally at the time of payment of the invoice.

   UNALLOCATED CREDITS--The Company generally notifies the payor when unidentifiable payments or portions thereof are received. If the payor does not respond within 90 days, the Company generally records the unallocated credits as income. The Company maintains an allowance for unallocated credits recorded as income which may be subsequently repaid based upon its historical experience.

   NET INCOME PER SHARE--Net income per share amounts are based on the average number of common shares outstanding for each period, after giving effect to the stock split discussed in Note 13.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. RECEIVABLES

   Receivables consist of the following:

                                            DECEMBER 31,
                                 ---------------------------------       MARCH 31,
                                       1994             1995               1996
                                 ---------------- ----------------  ----------------
                                                                       (UNAUDITED)
Nonrecourse ...................    $188,698,818     $ 226,916,598      $ 243,422,912
Recourse ......................      37,786,588        69,558,913        109,554,707
                                 ---------------- ----------------  ----------------
Factored accounts receivables       226,485,406       296,475,511        352,977,619
Loans to factoring client  ....      23,431,398        26,415,014         15,202,805
Asset based loans .............      10,473,533        38,315,440         33,335,276
                                 ---------------- ----------------  ----------------
                                   $260,390,337      $361,205,965       $401,515,700
                                 ================ ================  ================

   The Company also makes advances to factoring clients. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of receivables.

   Changes in the Company's allowance for credit losses were as follows:

                                                DECEMBER 31,
                                 --------------------------------------------     MARCH 31,
                                    1994             1995            1995           1996
                               -------------   --------------   -------------   ------------
                                                                       (UNAUDITED)
Beginning balance ...........   $  2,174,844    $  2,157,333    $  1,774,101    $  2,980,778
Provision for credit losses        2,645,000       2,235,000       2,234,721       1,100,000
Charge-offs .................     (3,384,956)     (3,148,281)     (1,625,148)     (1,487,831)
Recoveries ..................        722,445         530,049         597,104          90,786
                               --------------  -------------    -------------   ------------
Ending balance ..............    $ 2,157,333     $ 1,774,101     $ 2,980,778     $ 2,683,733
                               ==============  =============    =============   ============

   The Company specifically considered $739,332, $2,184,046 and $2,436,486 of its client advances impaired at December 31, 1994 and 1995 and March 31, 1996, respectively and has discontinued the accrual of interest income. The allowance for credit losses related to these impaired loans for the same periods was $48,051, $133,847 and $105,422, respectively.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                          DECEMBER 31,
                                 -----------------------------     MARCH 31,
                                      1994            1995           1996
                                 -------------- --------------  --------------
                                                                  (UNAUDITED)
Land ..........................    $   479,581    $    479,581    $    479,581
Building ......................      1,518,538       1,518,538       1,518,538
Building improvements .........        744,909         744,909         749,568
Furniture and equipment  ......      2,311,602       3,007,122       3,141,843
Computer software .............        191,486         267,666         279,175
Leasehold improvements ........         53,447          59,140          59,140
                                 -------------- --------------  --------------
                                     5,299,563       6,076,956       6,227,845
Less accumulated depreciation       (2,273,408)     (2,791,907)     (2,945,253)
                                 -------------- --------------  --------------
                                   $ 3,026,155     $ 3,285,049     $ 3,282,592
                                 ============== ==============  ==============

5. VARIABLE RATE ASSET-BACKED CERTIFICATES

   On June 29, 1994, December 15, 1994 and July 28, 1995. Capital Factors, Inc., through its wholly owned subsidiary CF Funding Corp., issued $100,000,000, $25,000,000 and $50,000,000, respectively, of Variable Rate
Asset Backed Certificates ("senior certificates") with maturity dates of December 1999, June 2000 and January 2001. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rate on December 31, 1995 and March 31, 1996 was 7.1875% and 6.625%, respectively. Interest is payable monthly. The senior certificates are collateralized by interest-earning advances to factoring clients which totaled $198,992,000 and $224,086,000 at December 31, 1995 and March 31, 1996, respectively. Such advances are made on receivables before they are due or collected by the Company. Capital Factors, Inc., services and administers these advances and related receivables under an agreement entered into by Bankers Trust Company as Trustee, CF Funding Corp. and Capital Factors, Inc. The senior certificates may not be redeemed prior to their stated maturity and are subject to acceleration if certain collateral requirements are not maintained. Deferred issuance costs of $2.6 million are being amortized over the terms of the related series. Such costs are included in other assets on the balance sheets.

   Restricted Cash--CF Funding Corporation is required to maintain a cash collateral account at Bankers Trust Company, pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $6,187,500 and $6,562,500 at December 31, 1995 and March 31, 1996,
respectively.

   Of the $50,000,000 of senior certificates issued on July 28, 1995, CF Funding Corp. initially utilized $15,000,000, and a Pre-Funding account was created at Bankers Trust Company for the remaining $35,000,000. During 1995 CF Funding Corp. drewdown these funds as supported by interest earning advances to clients. At December 31, 1995, $10,000,000 remained in the Pre-Funding account. This remaining amount is also included in restricted cash. No cash remained in the Pre-Funding account at March 31, 1996.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. BORROWINGS

   Notes payable are summarized as follows:

                                                              DECEMBER 31,
                                                     ------------------------------     MARCH 31,
                                                          1994            1995            1996
                                                     --------------  --------------   ------------
                                                                                       (UNAUDITED)
Affiliates
A $125 million revolving line-of-credit payable to
  the Bank at prime (8.25%, 8.75% and 8.25% at
  December 31, 1994, December 31, 1995 and March
  31, 1996 with interest payable monthly. The loan
  matures on demand ...............................    $34,540,000     $52,260,000     $69,754,000
                                                     ==============  ==============   =============

   Supplemental information for the Company's borrowings including the Variable Rate Asset Backed Certificates (Note 5), follows:

                                                                                        THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                            MARCH 31,
                             -------------------------------------------------  --------------------------------
                                   1993             1994             1995             1995              1996
                             ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                            (UNAUDITED)
Maximum amount outstanding
  at any month-end ........    $137,200,000     $171,000,000     $221,871,000     $189,840,000      $284,754,000
Average borrowings ........    $118,929,000     $142,959,000     $191,264,000     $172,887,000      $223,984,000
Interest expense for
  the period ..............    $   7,662,569    $   9,990,305    $  15,140,324    $   3,323,055     $   4,183,079
Average interest rate  ....            6.44%            6.99%            7.92%            7.69%             7.47%
Average interest rate, end
  of period ...............            6.35%            7.67%            7.57%            7.93%             7.11%

7. INCOME TAXES

   The results of operations of the Company are included in the consolidated Federal income tax return filed by Bancorp. Bancorp allocates income taxes to the Company principally calculated on a separate return basis. The Company pays to (or receives from) the Bank the amount of its estimated annual current tax provisions (benefits). The Company paid approximately $3,042,000, $0, and $4,929,000, for income taxes in the years ended December 31, 1993, 1994 and 1995, respectively, and $0 and $6,000,000 in the three month periods ended March 31, 1995 and 1996, respectively, for income taxes related to its fiscal years ended December 31, 1993 and 1994 respectively. As of December 31, 1995, the Company had not paid the Bank the amounts due for taxes for the 1995 fiscal year. The amounts are included in the balance sheet as due to affiliates.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7. INCOME TAXES --(CONTINUED)

   The tax effects of significant items comprising the Company's net deferred tax asset, which is included in other assets in the balance sheet, as of December 31, 1994, 1995 and March 31, 1996 are as follows:

                                                             DECEMBER 31,
                                                     ---------------------------     MARCH 31,
                                                         1994           1995           1996
                                                     ------------  -------------   -------------
                                                                                    (UNAUDITED)
Deferred tax assets:
 Bad debts ........................................   $ 684,359     $ 1,149,834      $ 1,035,250
Difference between book and tax basis of property       145,592         126,393          126,393
Deferred compensation .............................     138,870          92,580          100,295
                                                     ------------ --------------   --------------
Deferred asset ....................................     968,821       1,368,807        1,261,938
                                                     ------------ --------------   --------------
Deferred tax liability:
 Pension costs ....................................     (29,750)        (29,750)         (29,750)
Difference between book and tax basis of assets  ..      (6,099)         (6,099)          (6,099)
                                                     ------------ --------------   --------------
Deferred liability ................................     (35,849)        (35,849)         (35,849)
                                                     ------------ --------------   --------------
 Net deferred asset ...............................   $ 932,972     $ 1,332,958      $ 1,226,089
                                                     ============ ==============   ==============

   The components of the provision for income taxes are as follows:

                                                                                  THREE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                        MARCH 31,
                            -----------------------------------------------  -----------------------------
                                 1993            1994             1995            1995            1996
                            --------------  --------------   --------------  --------------   ------------
                                                                                     (UNAUDITED)
Current taxes:
 Federal .................    $ 2,728,004     $ 3,436,645      $ 4,898,648     $  864,082      $  947,607
 State ...................        985,088       1,338,422        1,374,101        517,536         240,962
                            --------------  --------------   --------------  --------------  -------------
                                3,713,092       4,775,067        6,272,749      1,381,618       1,188,569
                            --------------  --------------   --------------  --------------  -------------
Deferred taxes (benefit):
 Federal and State .......       (259,664)        209,383         (399,986)      (125,982)        106,869
                            --------------  --------------   --------------  -------------   -------------
                              $ 3,453,428     $ 4,984,450      $ 5,872,763     $1,255,636     $ 1,295,438
                            ==============  ==============   ==============  ==============  =============

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

7. INCOME TAXES--(CONTINUED)

   The following is a reconciliation between the provision for income taxes included in the accompanying statements of income and the provision computed using the statutory federal tax rate:

                                            YEAR ENDED DECEMBER 31,                             THREE MONTHS ENDED MARCH 31,
                       ----------------------------------------------------------------- -------------------------------------------
                               1993                  1994                  1995                  1995                  1996
                       --------------------- --------------------  --------------------- --------------------  ---------------------
                                       % OF                 % OF                  % OF                  % OF                   % OF
                                      PRETAX               PRETAX                PRETAX                PRETAX                 PRETAX
                          AMOUNT      INCOME   AMOUNT      INCOME    AMOUNT      INCOME    AMOUNT      INCOME    AMOUNT       INCOME
                       -----------    ------ ----------    ------  ----------    ------  ----------    ------  ----------     ------
                                                                                                        (UNAUDITED)
Computed provision at
  statutory rate ....  $ 2,715,552    35.0%  $3,876,791     35.0%  $5,098,051     35.0%  $1,098,524     35.0%  $1,119,469     35.0%
Benefit of graduated
  tax rate ..........      (77,587)   (1.0%)   (110,765)    (1.0%)
State taxes, net of
  federal benefit ...      640,307     8.3%     889,379      8.0%     774,712      5.3%     157,112      5.0%     175,969      5.5%
Other ...............      175,156     2.3%     329,045      3.0%
                       -----------    ------ ----------    ------  ----------    ------  ----------    ------  ----------     ------
                       $ 3,453,428    44.6%  $4,984,450     45.0%  $5,872,763     40.3%   1,255,636     40.0%  $1,295,438     40.5%
                       ===========    ====== ==========    ======  ==========    ======  ==========    ======  ==========     ======


8. COMMITMENTS AND OFF-BALANCE SHEET RISK

   The Company is a lessee under operating leases for real estate and equipment. The real estate leases contain clauses which require additional rent for increases in operating expenses or a proportionate share of taxes and operating expenses. There are no options to renew the leases of the leased regional offices. The approximate future minimum rental payments under noncancellable leases (exclusive of additional amounts for taxes and operating expenses) as of December 31, 1995 are as follows:

 Years ending december 31,
  1996 ...................    $  702,277
  1997 ...................       817,049
  1998 ...................       817,049
  1999 ...................       817,049
  2000 and thereafter  ...    $1,534,424
                            -------------
                              $4,687,848
                            =============

   Rental expense for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996 was approximately $428,000, $487,000, $624,000, $122,000 and $185,000, respectively.

   In the normal course of business, the Company utilizes certain financial instruments with off-balance sheet risk to meet the financing needs of its clients. These off-balance sheet activities include amounts available under the unused portion of approved customer and client credit limits, commercial letters of credit and standby letters of credit and financial guarantees. Letters of credit are issued by the Bank for the Company's clients and the Company guarantees the payment by its clients under these letters of credit. The credit and market risks associated with these financial instruments are generally managed in conjunction with the Company's balance sheet activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. COMMITMENTS AND OFF-BALANCE SHEET RISK--(CONTINUED)

   Credit losses may be incurred when one of the parties fails to perform in accordance with the terms of the contract. The Company's exposure to credit loss is represented by the contractual amount of the commitments to extend credit, commercial letters of credit and standby letters of credit and financial guarantees. This is the maximum potential loss of principal in the event the commitment is drawn upon and the counterpart defaults. In addition, the measurements of the risks associated with these financial instruments is meaningful only when all related and offsetting transactions are considered.

   Amounts available under the unused portion of approved customer and client credit limits do not necessarily represent legally binding arrangements to factored sales or otherwise advance funds to clients. Generally, credit approvals and limits are modified or withdrawn based upon the Company's evaluation of the customer or client's credit or if the client violates the terms of the factoring agreement. Credit limits for clients and customers continually vary and do not necessarily represent future cash requirements to fund the factored sales or otherwise advance funds to clients.

   Commercial letters of credit are issued to facilitate certain trade transactions, principally the purchase of goods. The risks associated with these transactions are somewhat reduced since the contracts are generally for a short commitment period. Standby letters of credit and financial guarantees are conditional commitments issued to guarantee the performance of a customer to a third party. The Company issues standby letters of credit and financial guarantees to ensure contract performance or assure payment by its clients. The risk involved in issuing standby letters of credit to clients and financial guarantees is similar to the risk involved in extending credit to clients and they are subject to the same credit approvals and monitoring procedures. At December 31, 1994, 1995 and March 31, 1996, the Company had approximately $19,677,000, $22,645,000 and $30,203,000, respectively, of letters of credit and financial guarantees outstanding. The Company usually guarantees letters of credit and financial guarantees only for clients with which the Company has factoring arrangements. Generally, the Company requires collateral to support these commitments and the collateral held varies but may include cash, merchandise, inventory, real estate and the client's reserve balance.

9. RELATED PARTY TRANSACTIONS

   The Company expensed interest payments to the Bank of $6,845,000, $6,090,000, $4,732,000, $1,053,000 and $1,415,000 on its $125 million revolving line of credit facility with the Bank during the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and March 31, 1996, respectively.

   The Bank obtained group medical, dental and life insurance coverage on behalf of the Company. Premiums are charged to the Company at the same amount as they are assessed by the insurance companies to the Bank with respect to the Company. During 1993, 1994 and 1995, the Company paid insurance premiums of $114,846, $533,843 and $527,669, respectively, and $122,350 and $139,099 for the three months ended March 31, 1995 and March 31, 1996, for its actual portion of such insurance premiums.

   Capital Bank provided approximately $66.6 million, $79.5 million, $130.1 million and $30.7 million during 1993, 1994, 1995 and the three months ended March 31, 1996, respectively, of letters of credit for clients of the Company. For a fee, the Company guarantees the payment by its clients under these letters of credit. Fees charged for issuance of the letters of credit are paid directly to Capital Bank and

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. RELATED PARTY TRANSACTIONS--(CONTINUED)

amounted to $445,090, $389,571 and $462,013, during 1993, 1994 and 1995, and
$94,353 for the three months ended March 31, 1996, respectively.

   The Bank charged the Company for services rendered by the Bank's legal department. Charges are based upon estimates prepared by the Bank. Payments to the Bank for these items during the periods ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 aggregated approximately, $190,663, $102,543, $80,048, $36,804 and $0, respectively. The
Company also reimburses the Bank for its portion of commercial insurance expenses. Payments to the Bank for insurance expenses during 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 equaled $126,219, $97,384, $149,302, $0 and $25,548, respectively. In addition, the Company paid the Bank $136,100, $17,700, $148,900, $27,952 and $16,128 during the periods ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively, for bank service charges.

   Due to affiliate represents balances owed to the Bank at the end of the fiscal year, principally the unremitted portion of the Company's current tax liability.

10. CONTINGENCIES

   From time to time, the Company has been a party to lawsuits and claims, including lender liability claims, which management considers incidental to normal operations. The Company is currently a party to one lawsuit that was dismissed after trial. The Plaintiff is currently appealing the dismissal. Management, after review, including consultation with counsel, believes that any ultimate liability which could arise from this current lawsuit would not materially affect the financial position or results of operations of the Company.

11. RETIREMENT PLAN

   Bancorp sponsors a noncontributory defined benefit pension plan (the "Plan") covering employees meeting certain eligibility requirements. The Company's employees are included in the Plan. The benefits are based on years of service and the employee's compensation for the five consecutive years during the last ten years of service that produce the highest average salary. The Plan provides for accumulation of full benefits equal to 30% of eligible compensation over a 25-year period. Full vesting will occur after completion of seven years of service. Bancorp's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. The Bank charged the Company pension costs of approximately $113,420, $134,390, $172,090, $48,644 and $56,489 for the years ended December 31, 1993, 1994 and
1995 and the three months ended March 31, 1995 and 1996, respectively.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

11. RETIREMENT PLAN--(CONTINUED)

   The following items are components of the net periodic pension cost of the
Plan:

                                                              DECEMBER 31,
                                               ------------------------------------------
                                                   1993          1994            1995
                                               ------------  ------------  --------------
Service cost-benefits earned during the year     $ 554,156     $ 704,851     $   700,348
Interest cost-projected benefits obligation        307,955       370,261         525,785
Actual return on plan assets ................     (390,959)     (102,875)     (1,403,127)
Net amortization and deferral ...............           91      (300,215)      1,384,221
                                               ------------  ------------  --------------
Net periodic pension cost ...................    $ 471,243     $ 672,022     $ 1,207,227
                                               ============  ============  ==============

   The funded status of the Plan is shown in the table below:

                                                               DECEMBER 31,
                                                      ------------------------------
                                                           1994            1995
                                                      --------------  --------------
Plan assets at fair value ..........................    $ 5,464,072     $ 7,176,298
Projected benefit obligation for services rendered       (6,271,120)     (8,635,263)
                                                      --------------  --------------
Plan assets less than projected benefit obligation         (807,048)     (1,458,965)
Unrecognized prior service cost ....................        112,193         407,424
Unrecognized net loss ..............................        642,231         336,923
Adjustment to recognize minimum required liability         (522,530)
                                                      --------------  --------------
Accrued pension cost (Bancorp) .....................    $  (575,154)    $  (714,618)
                                                      ==============  ==============

   At December 31, 1994 and 1995, the Plan's assets consisted of approximately 55% and 60%, respectively, of corporate equities. The remainder of such assets include U.S. government securities, corporate bonds, cash and cash equivalents and accrued interest and dividends.

   The accumulated benefits obligation at December 31, 1994 and 1995 was approximately $6,039,000 and $7,097,000, respectively. Included in these amounts were vested benefits of approximately $5,422,000 and $6,454,000 at December 31, 1994 and 1995, respectively.

   The assumed weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.00% in 1994 and 1995. The assumed expected long-term rate of return on assets was 8.50% in 1994 and 1995. The assumed rate of salary progression was 5.50% in 1994 and 1995.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

   In cases where quoted market prices are not available, fair value estimates are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques. Fair value estimates determined using other valuation techniques are significantly affected by the assumptions used and consequently may not reflect the proceeds that may be realizable from the sale of such financial instruments.

   The estimated fair value disclosures related to the Company's financial instruments are as follows:

   Cash: Since the Company's cash is maintained in demand deposit accounts, the carrying amount is equal to the fair value.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS--(CONTINUED)

   Accounts Receivable, Due to/from Factoring Clients: The Company's receivables turn over quickly and interest earning advances made to clients against such receivables and loans to factoring clients carry variable interest rates based upon the prime rate and reprice as the prime rate changes. Therefore, the Company believes the carrying amounts are reasonable estimates of fair value.

   Notes and Certificates Payable: The Company's notes payable are short-term in nature and carry variable interest rates which reprice at least every 30 days. The Company believes the interest rates on the notes and certificates payable approximate rates currently available to the Company and consequently the carrying amount is a reasonable estimate of fair value.

   Letters of Credit: As indicated in Note 8, the Company utilizes certain financial instruments with off-balance sheet risk to meet the financing needs of its clients. At December 31, 1994 and 1995 and March 31, 1996, the Company had approximately $19,677,000, $22,645,000 and $30,203,000, respectively, of letters of credit and financial guarantees for clients outstanding. The estimated fair value of these off-balance sheet instruments, based on discounting the fees to be charged on the unused portion of such facilities until their respective expiration dates is considered insignificant.

13. SUBSEQUENT EVENTS

   Effective July 1, 1996, the Parent Company executed a 10,000-for-1 stock split resulting in 10,000,000 common shares issued and outstanding. The stock split is retroactively reflected in the consolidated financial statements.

   On March 4, 1996, Factors entered into a loan and security agreement with Fleet Capital Corporation ("Fleet"), under which Fleet agrees to make a total credit facility of up to $40,000,000, available upon Factors' request. The revolver loans bear an interest rate of LIBOR plus 2.15% (7.525% at March 31, 1996). Interest is payable monthly. The revolver loans are collateralized by interest-bearing advances to borrowers. Factors services and administers these advances under the agreement with Fleet. This agreement shall be in effect for a period of 3 years through March 4, 1999 and shall automatically renew itself for 1-year periods thereafter unless terminated by lender or borrower upon at least 90 days prior written notice. The revolver loans are subject to termination if certain events of default occur.

   In May 1996, the Company, through its direct wholly-owned subsidiary, CF One, Inc. raised $10,000,000 in financing through the issuance of $10,000,000 in subordinated notes. The notes bear interest at a fixed annual rate of 7.95% and mature in July 2001.

=============================================================================
 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION
OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION
OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER
TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
- -----------------------------------------------------------------------------
                              TABLE OF CONTENTS

                                                       PAGE
                                                    ---------
Prospectus Summary ...............................       3
Risk Factors .....................................       8
Use of Proceeds ..................................      14
Dividend Policy ..................................      14
Capitalization ...................................      15
Selected Consolidated Financial Data .............      16
Management's Discussion and Analysis of
 Financial Condition and Results of Operations  ..      18
Business .........................................      27
Management .......................................      45
Certain Transactions .............................      56
Principal Shareholders ...........................      59
Description of Capital Stock .....................      61
Shares Eligible for Future Sale ..................      63
Underwriting .....................................      64
Legal Matters ....................................      65
Experts ..........................................      65
Index to Financial Statements ....................     F-1

- -----------------------------------------------------------------------------

 UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS
WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
================================================================================
================================================================================
                                2,000,000 SHARES

                         CAPITAL FACTORS HOLDING, INC.

                                  Common Stock



                                ----------------
                                   PROSPECTUS
                                ----------------



                             OPPENHEIMER & CO., INC.

                                     , 1996
================================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

Securities And Exchange Commission registration fee .......  $ 11,103.45
NASD filing fee ..........................................      3,720.00
Nasdaq National Market listing fee .......................     47,500.00
Printing and engraving expenses ..........................     80,000.00*
Accounting fees and expenses .............................     75,000.00*
Legal fees and expenses ..................................    200,000.00*
Fees and expenses (including legal fees) for
  qualifications under state securities laws .............     25,000.00*
Registrar and Transfer Agent's fees and expenses .........      5,000.00*
Miscellaneous ............................................     52,676.55*
                                                           --------------
  Total ..................................................   $500,000.00*
                                                           ==============
- ------------
*  Estimated.

All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Registrant has authority under the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles of Incorporation provide that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Registrant is also entering into an agreement with each of its directors and certain of its officers wherein it is agreeing to indemnify each of them to the fullest extent permitted by law. In general, Florida law permits a Florida corporation to indemnify its directors, officers, employees and agents, and persons serving at the corporation's request in such capacities for another enterprise against liabilities arising from conduct that such persons reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

   The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws or state or Federal environmental laws.

   At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought from the Registrant, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification from the Registrant by any officer or director. See "Business--Legal and Administrative Proceedings" for information regarding claims for indemnification asserted against Capital Bancorp.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

   In May 1985, Capital Bank acquired 100% of the issued and outstanding common stock of Capital Factors, Inc. ("Factors"). In June 1994, Factors completed a reorganization in which Capital Factors Holding, Inc. ("Holding") was formed. In connection with this reorganization, Holding issued 1,000 shares (100%) of its common stock, representing all of the then-issued and outstanding shares of such capital stock to Capital Bank in exchange for 60 shares (100%) of Factors common stock. As a result of a 10,000-for-1 stock split effected as of July 1, 1996, the 1,000 shares of Holding Common Stock owned by Capital Bank were converted into 10,000,000 shares of Common Stock. The original issuances of Factors and Holding Common Stock were exempt from the registration requirements of the Act pursuant to the exemption set forth in Section 4(2) thereof.

   A primary reason why Holding was formed was to accommodate the issuance of asset-backed certificates in connection with the Securitized Financings which have been issued pursuant to several private placements. Additionally, in 1994, Holding formed another subsidiary, CF One, Inc. ("CF One"), and Factors formed a subsidiary, CF Funding Corp. Both CF One and CF Funding Corp. were created to accommodate the issuance of the asset-backed certificates. CF One holds subordinated certificates issued by the Trust, created in connection with the Securitized Financings, which it purchased with funds contributed to it by Holding. Pursuant to the Securitized Financings, Advances made by Factors that were collateralized by third party accounts receivable and, in certain cases, by cash, letters of credit, inventory or other collateral provided to Factors were sold to CF Funding Corp., which subsequently transferred the Advances of the Trust. The Trust issued investment grade senior certificates, which were sold to institutional buyers through several private placements. The aggregate amount of certificates presently outstanding is $175 million of which $100 million of certificates were issued in June 1994 (placed by Oppenheimer & Co., Inc.), $25 million of certificates were issued in December 1994 (placed by Westwood Associates) and $50 million of certificates were issued in July 1995 (placed by Westwood Associates). Each certificate evidences an interest in the Trust's assets and the right to receive the payment of principal in the face amount of the certificate and interest from the Trust. The Trust's assets consist principally of the Advances, as well as funds collected or to be collected in respect of the Advances and the collateral therefor. Factors is responsible for servicing the Advances owned by the Trust. Subordinated certificates were also issued by the Trust to CF One in connection with each of the Securitized Financings ($15 million in June 1994, $3.75 million in December 1994, $7.50 million in July 1995) through the same placement agents. The original issuances of the asset-backed certificates and subordinated certificates were exempt from the registration requirements of the Act pursuant to the exemption set forth in
Section 4(2) thereof.

   In May 1996, CF One sold $10 million of subordinated notes (the "CF One Notes") which are collateralized by subordinated certificates that were issued in connection with the Company's Securitized Financings. The CF One Notes, which are due and payable in July 2001, bear interest at an annual fixed rate of 7.95% and are rated "BBB" by both Duff & Phelps Credit Rating Company and Fitch Investors Services, Inc. The principal purpose for the issuance of the notes was to allow CF One to obtain additional financing by taking advantage of the favorable financing terms resulting from an increase in the value of subordinated certificates held by CF One which are collateralized by assets held by a trust established in connection with the Securitized Financings. The purchaser of the CF One Notes was Connecticut General Life Insurance Company. The sale of the CF One Notes was exempt from the registration requirements of the Act pursuant to the exemption set forth in Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits:

   EXHIBIT   DESCRIPTION
- --------------------------------------------------------------------------------------------------------------
     1.1     Form of Underwriting Agreement*
     3.1     Registrant's Amended and Restated Articles of Incorporation*
     3.2     Registrant's Amended and Restated Bylaws*
     4.1     Form of Common Stock Certificate(1)
     5.1     Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the validity of the Common Stock being registered*
    10.1     Form of Registrant's Stock Option Plan(1)
    10.2     Capital Bancorp Employees Pension Plan(1)
    10.3     Form of Indemnification Agreement between the Registrant and each of its directors and certain executive officers(1)
    10.4     Capital Factors Financing Trust Pooling and Servicing Agreement, dated as of June 1, 1994, among CF
             Funding Corp., the Registrant and Bankers Trust Company(1)
    10.5     Contribution and Sale Agreement related to the Capital Factors Financing Trust Pooling and Services
             Agreement(1)
    10.6     Series 1994-1 Supplement, dated as of June 1, 1994, to Capital Factors Financing Trust Pooling and
             Servicing Agreement(1)
    10.7     Series 1994-2 Supplement, dated as of December 1, 1994, to Capital Factors Financing Trust Pooling
             and Servicing Agreement(1)
    10.8     Series 1995-1 Supplement, dated as of July 1, 1995, to Capital Factors Financing Trust Pooling and
             Servicing Agreement(1)
    10.9     Promissory Note evidencing Credit Facility with Capital Bank(1)
    10.10    Credit Facility with Fleet Capital Corporation(1)
    10.11    Lease Agreement dated as of April 30, 1990, between Hachette Filipacchi Magazines, Inc. (formerly Diamandis
             Communications, Inc.) and Factors, as amended(1)
    10.12    Lease Agreement dated April 19, 1995, between Factors and H-C REIT, Inc.(1)
    10.13    Lease Agreement dated as of March 1, 1995, between Hope & Flowers B.P. Partnership and Factors(1)
    10.14    Tax Sharing and Indemnity Agreement(1)
    10.15    Employment Agreement among John W. Kiefer, the Registrant and Capital Factors, Inc.(1)
    10.16    Employment Agreement, dated January 1, 1993, between Stephen J. Donohue and the Registrant(1)
    10.17    Employment Agreement, dated January 1, 1993, between James L. Morrison and the Registrant(1)
    10.18    Note Purchase Agreement, dated as of May 15, 1996, between CF One, Inc. and Connecticut General Life
             Insurance Company(1)
    10.19    Collateral Pledge and Account Agreement, dated as of May 15, 1996, among CF One, Inc., Bankers Trust
             Company and Connecticut General Life Insurance Company(1)
    10.20    Form of Agreement Among Capital Bank, the Registrant and Capital Factors, Inc.(1)
    10.21    Intercreditor Agreement by and among Capital Factors, Inc., Fleet Capital Corporation, CF Funding Corp.
             and Bankers Trust Company*
    10.22    Form of Amendment No. 1 to Employment Agreement among John W. Kiefer, the Registrant, and Capital
             Factors, Inc.*
    21.1     Subsidiaries of the Registrant(1)
    23.1     Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1)*
    23.2     Consent of Deloitte & Touche LLP*
    24.1     Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein(1)
    99.1     Consent of Cynthia Cohen Turk(1)

   EXHIBIT   DESCRIPTION
- --------------------------------------------------------------------------------------------------------------
    99.2     Consent of Norman G. Einspruch, Ph.D.(1)

- ------------
(1) Previously filed.
  *  Filed herewith.

   (b) Financial Statement Schedules:

   All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are not applicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

   (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on July 3, 1996.

                                    CAPITAL FACTORS HOLDING, INC.

                                    By:  /s/  JOHN W. KIEFER
                                              John W. Kiefer
                                              President and Chief Executive
                                              Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                           TITLE                        DATE
          ---------                           -----                        ----

/s/ JOHN W. KIEFER            President, Chief Executive            July 3, 1996
 John W. Kiefer                 Officer and Director
                                (principal executive officer)

/s/ DENNIS A. McDERMOTT*      Senior Vice President--Finance        July 3, 1996
 Dennis A. McDermott            and Chief Financial Officer
                                (principal financial officer and
                                principal accounting officer)

/s/ JAVIER J. HOLTZ*          Chairman of the Board                 July 3, 1996
 Javier J. Holtz

/s/ DANIEL M. HOLTZ*          Director                              July 3, 1996
 Daniel M. Holtz

/s/ STEPHEN N. ASHMAN*        Director                              July 3, 1996
 Stephen N. Ashman

/s/ RONALD S. CHASE*          Director                              July 3, 1996
 Ronald S. Chase

/s/ HAROLD L. OSHRY*          Director                              July 3, 1996
 Harold L. Oshry

/s/ BRUCE RAIFFE*             Director                              July 3, 1996
 Bruce Raiffe

/s/ JACK LISTANOWSKY*         Director                              July 3, 1996
 Jack Listanowsky

*By: /s/ JOHN W. KIEFER                                             July 3, 1996
     John W. Kiefer,
     Attorney-in-fact